

April 3, 2024

Dear Fellow Shareholders,

As we reflect on 2023, the past year was a challenge as we dealt with inflation, higher interest rates, recession fears, and the failure of three somewhat unusual banks whose business models carried significantly more risk than most banks like Village Bank. Our approach on maintaining strong liquidity, appropriately managing our investment portfolio's duration, pursuing prudent growth and maintaining capital served us well during this period of economic uncertainty. Standing by our customers during difficult times is a testament to who we are.

Our 2023 earnings reflect strength and resiliency and give us solid momentum for what we know will be another eventful year ahead. For the year, we produced a 3.00% consolidated return on average equity, with the commercial banking segment producing a 4.62% return on average equity; asset quality remained strong. Margin compression and economic malaise in the mortgage business impacted the full year 2023 results. While these returns are disappointing, the repositioning of our investment portfolio as discussed in the third quarter earnings release negatively impacted full year earnings. This transaction is beneficial to our go forward run rate on earnings and this benefit can be seen in our net interest margin (NIM), which expanded 37 basis points to 3.83% during the fourth quarter. Our Bank has become more resilient as a result of actions taken to strengthen the business and balance sheet over the past several years.

The commercial bank grew core loans 6.83% and deposits decreased 3.10% in 2023. Despite increasing pricing pressures on the deposit side, we managed deposit costs well throughout the year, benefiting from prudent strategy and an extended lag on deposit repricing. We offered expanded FDIC insurance coverage through the Intrafi Network, mitigated check fraud through expanded Positive Pay usage which compares a company's issued checks to the presented ones, as well as the rollout of other key initiatives that will allow us to better serve our customers in 2024 and into the future. The operating environment for deposits remains competitive, with the retention of client balances and growth in new production remaining our primary focus in 2024.

On the technology front, we implemented a commercial loan operating system to increase the capacity of our commercial relationship managers while improving the client experience. Additionally, we replaced our ATM fleet, provided credit manager to our online banking experience, as well as a number of back-office upgrades to enhance efficiencies and security. We have a number of initiatives in the queue for 2024 implementation that will continue to improve the client experience.

2024 is a year of focused execution for our team as we emphasize investments and pour our energy into three key areas. First, advancing successful execution and productivity gains, allowing us to deepen relationships, grow our customer base and enhance financial performance. Growth in core business enables us to invest in new and future sources of growth, such as branch expansion, new technology, added products and services. Secondly, adding talent in key businesses and markets to expand our presence and profitability. And lastly, maintaining a cautious and resilient risk profile through capital management, deposit generation and overall credit vigilance.

We navigated the challenging year while also investing in the future and pivoting where needed to address the changing economic, liquidity and credit landscape. 2023 was a year of progress. We are extremely proud of our team and their accomplishments and encouraged by our positioning as we enter 2024. On behalf of the board and executive management team, we want to thank you, our loyal shareholders, for your continued support. Please join us at the virtual shareholders meeting on May 21, 2024.

Regards,



James E. Hendricks, Jr.
President and Chief Executive Officer

Craig D. Bell
Chairman, Board of Directors

Forward-Looking Statements
In addition to historical information, this letter may contain forward-looking statements. For this purpose, any statement that is not a statement of historical fact may be deemed to be a forward-looking statement. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, and actual results could differ materially from historical results or those anticipated by such statements. There are many factors that could cause actual results to differ materially from those expressed in the forward-looking statements including, but not limited to, changes in interest rates, the effects of future economic, business and market conditions, legislative and regulatory changes, governmental monetary and fiscal policies, changes in accounting policies, rules and practices, and other factors described from time to time in our reports filed with the Securities and Exchange Commission ("SEC"). For further information, contact Donald M. Kaloski, Jr., Executive Vice President and Chief Financial Officer, at 804-897-3900 or dkaloski@villagebank.com.

Additional Information
This letter may be deemed to be solicitation material in respect of the Company's 2024 annual meeting of shareholders. The Company filed a definitive proxy statement with the SEC on April 9, 2024 in connection with the annual meeting. Shareholders are urged to read the proxy statement and any other relevant documents that the Company files with the SEC because they will contain important information. The Company, its directors and certain of its executive officers will be participants in the solicitation of proxies from shareholders in connection with the annual meeting. Information about the Company's directors and executive officers is included in the proxy statement. Investors and shareholders may obtain a copy of the proxy statement and other documents filed by the Company free of charge from the SEC's website at www.sec.gov. Shareholders may obtain a copy of the proxy statement free of charge by writing to the Company's Corporate Secretary, Deborah Golding, whose address is P.O. Box 330, 13319 Midlothian Turnpike, Midlothian, Virginia, 23113-0330, or from the Company's website at www.villagebank.com.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-50765

VILLAGE BANK AND TRUST FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

Virginia	**16-1694602**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13319 Midlothian Turnpike, Midlothian, Virginia	**23113**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **804-897-3900**

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Trading Symbols(s)	Name of each exchange on which registered
Common Stock, $4.00 par value	VBFC	The Nasdaq Stock Market

Securities registered under Section 12(g) of the Exchange Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes☒ No☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes☒ No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of the last business day of the Registrant's most recent completed second fiscal quarter was approximately $26,087,000.

The number of shares of common stock outstanding as of March 15, 2024 was 1,492,879.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be used in conjunction with the 2024 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

Village Bank and Trust Financial Corp.
Form 10-K

TABLE OF CONTENTS

In addition to historical information, the following report contains forward-looking statements that are subject to risks and uncertainties that could cause Village Bank and Trust Financial Corp.'s actual results to differ materially from those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of the report. For discussion of factors that may cause our actual future results to differ materially from those anticipated, please see Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein.

ITEM 1. BUSINESS

Village Bank and Trust Financial Corp. ("Company") was incorporated in January 2003 and was organized under the laws of the Commonwealth of Virginia as a bank holding company. The Company has three wholly owned subsidiaries: Village Bank (the "Bank"), Southern Community Financial Capital Trust I, and Village Financial Statutory Trust II. The Bank has one active wholly owned subsidiary: Village Bank Mortgage Corporation (the "Mortgage Company"), a full service mortgage banking company. The Company is the holding company of and successor to the Bank. Effective April 30, 2004, the Company acquired all of the outstanding stock of the Bank in a statutory share exchange transaction. Unless the context suggest otherwise, the terms "we", "us" and "our" refer collectively to the Company, the Bank, and the Mortgage Company.

The Bank is the primary operating business of the Company. The Bank offers a wide range of banking and related financial services, including checking, savings, certificates of deposit and other depository services, and commercial, real estate and consumer loans, primarily in the Richmond, Virginia and Williamsburg, Virginia metropolitan areas. The Bank was organized in 1999 as a Virginia chartered bank to engage in a general banking business to serve the communities in and around Richmond, Virginia and expanded its services to Williamsburg, Virginia in 2017. Deposits with the Bank are insured to the maximum amount provided by the Federal Deposit Insurance Corporation ("FDIC"). The Bank offers a comprehensive range of financial services and products and specializes in providing customized financial services to small and medium sized businesses, professionals, and individuals. The Bank provides its customers with personal customized service utilizing modern technology and delivery channels.

Bank revenues are derived from interest and fees received in connection with loans, deposits, and mortgage services. Administrative and operating expenses are the major expenses, followed by interest paid on deposits and borrowings. Revenues from the Mortgage Company consist primarily of gains from the sale of loans and loan origination fees and its major expenses consist of personnel, occupancy, data processing, and other operating expenses. In 2023, revenue (after intercompany eliminations) generated by the Bank totaled $36.3 million and the Mortgage Company generated $2.6 million in revenue.

Segment Reporting

The Company has two reportable segments: traditional commercial banking and mortgage banking. For more financial data and other information about each of the Company's operating segments, refer to Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Segment Information – Commercial Banking Segment" and "Segment Information – Mortgage Banking Segment", and to Note 19 "Segment Reporting" in the "Notes to Consolidated Financial Statements" contained in Item 8 of this Form 10-K.

Business Strategy

We are pursuing strategies that we believe will help us achieve our goal of delivering long-term total shareholder returns that rank in the top quartile of a nationwide peer group. To achieve this goal, we strive to deliver a top quartile return on equity, produce sustainable earnings growth, achieve best quartile earnings volatility in our industry and deliver best quartile asset quality in the worst part of the economic cycle. Our current business strategies include the following:

- *Build full service banking relationships with high quality local companies by being problem solvers and business builders, not just bankers.* We will continue to field a team of bankers and leaders who are both great bankers and exceptional business people. We will have the capital, capabilities and connections to help business owners achieve their goals and overcome obstacles to their success. We target win-win outcomes. We expect to be disciplined lenders during the good times so that during difficult times we can support our good clients, win high quality relationships and recruit talented bankers while other banks focus on their own challenges. Real estate lending will continue to be an important part of our business. We intend to be diligent in managing overall portfolio concentrations, and we will focus on real estate sectors and sponsors that we expect to perform better during difficult times. We target wealth building real estate investors. We will understand the needs and goals of our business clients and their owners so that we can help them fulfill those needs and achieve those goals. We will target deposit only relationships as actively as we will target full loan and deposit relationships. Wherever possible and prudent, we will purchase products and services from the companies that do business with us to support our clients and thank them for their business.

- *Build long-term, mutually beneficial banking relationships with individuals and families in our market area.* We will offer the basic financial products and services individuals and families in our communities need backed by exceptionally professional and caring service. We offer convenience and flexibility through in person, online, mobile and telephonic options for enrolling in new services, handling transactions and seeking service. We want to help our clients thrive on their journey through life. Through our own team members and business partners, we will help clients develop plans for handling the big moments they will encounter along the way. We will use technology to understand our clients, serve their needs and grow our business.

- *Grow the Mortgage Company's profitability and positive contribution to our brand.* We intend to add loan officers and production teams, more fully identify and serve the mortgage needs of bank clients, appropriately leverage available grant programs, offer portfolio mortgage products, and enhance our marketing efforts to grow mortgage banking revenues. We plan to continue to treat mortgage banking as a specialty line of business. We will continue to differentiate ourselves by treating the homeowners, realtors, builders and financial advisors who refer their clients to us with exceptionally professional and caring service.

- *Build and sustain the economics of our balance sheet, income statement and business model:*

  o Defend and expand our Net Interest Margin by improving the mix of both assets and funding wherever possible.

  o Build and grow other non-interest income services to leverage our return on assets ("ROA") and return on equity ("ROE").

  o Streamline and rationalize our processes and organization to improve productivity and efficiency.

  o Include a prudent amount of debt in our holding company capital structure to leverage a strong ROA into an even stronger ROE.

- *Achieve excellence in risk management.* We strive to achieve best quartile performance on credit quality metrics in the worst part of the business cycle and sustainable earnings growth over the long term. Risk taking is a fundamental part of banking. Top performing banks are very good at identifying, understanding, measuring, monitoring, managing, mitigating and getting paid for the risks the organization takes. We are committed to building and sustaining the culture, talent, tools, policies, processes and discipline needed to be a top performer in our risk management functions.

- *Be the place where exceptional people want to work.* We are committed to achieving great things and need teammates who share that commitment. We will sustain our fun, fulfilling and rewarding work environment built on trust and teamwork. We know that we will achieve our goals by fielding a team of champions, not by building our business around individual stars. We are a meritocracy where every individual knows he or she can make a difference every day, where their individual contributions are valued, where we invest in our teammates, and where we hold people accountable. We will invest in technology to leverage the talents of our associates and provide the flexibility to allow them to manage their work and life priorities effectively. We will offer benefits and resources intended to help our team members be fit to thrive on their journey through life. When we make difficult business decisions, we will do so with sensitivity to and understanding of the consequences of those decisions.

- *Make a lasting difference in our communities.* We will invest our work, wisdom and wealth to help our communities prepare young people for success in life, help families navigate the complex maze of modern life and support and honor the individuals who serve and protect us. We believe that we can be particularly effective in serving our many stakeholders by being a leader in education and workforce development initiatives in our community because success in these areas will help individuals and families provide for themselves and will provide businesses with the talented employees they need to grow and prosper.

We strongly believe that there is a continuing need for banks like Village with deep community roots and that a well-run community based bank can generate attractive returns for shareholders over the long term.

Market Area

The Company, the Bank, and the Mortgage Company are headquartered in Chesterfield County and primarily serve the Central Virginia region and the Richmond and Williamsburg metropolitan statistical areas. We currently conduct business from nine full-service branch banking offices, and a mortgage loan production office in Central Virginia in the counties of Chesterfield, Hanover, Henrico, Powhatan, James City, and the city of Richmond.

Banking Services

Deposit Services. Deposits are a major source of our funding. The Bank offers a full range of deposit services that are typically available in most banks and other financial institutions including checking accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer term certificates of deposit and Individual Retirement Accounts. These deposit accounts are offered at rates competitive with other institutions in our market area. We service our deposit clients in our full-service branches, at drive-up windows, at our ATMs, through our customer care team and through technology such as online banking, mobile banking applications and remote deposit capture for business clients. We have not applied for permission to establish a trust department and offer trust services. The Bank is not a member of the Federal Reserve System. Deposits are insured under the Federal Deposit Insurance Act of 1950 (the "FDI Act") to the limits provided thereunder.

Lending Services. We offer a full range of short-to-medium term commercial and personal loans. We also provide a wide range of real estate finance services. Our primary focus is on making loans in the Central Virginia and greater Williamsburg markets where we have branch banking offices. We offer residential construction-to-permanent financing to clients of the Mortgage Company.

- *Commercial Business Lending*. We make secured and unsecured loans to small- and medium-sized businesses for purposes such as funding working capital needs (including inventory and receivables), business expansion (including acquisition of real estate and improvements) and purchase of equipment and machinery. We also make loans under Small Business Administration and state sponsored business loan programs. In our underwriting, we evaluate the earnings and cash flows of the business, guarantor support and both the need for and the protection offered by the collateral for the loan.

- *Commercial Real Estate Acquisition, Development, Construction and Mortgage Lending*. We make loans to our clients for the purposes of acquiring, developing, constructing and owning commercial real estate. These properties may be owner-occupied or may be held for investment purposes and repaid from rental income or from the sale of the property.

- *Consumer Lending*. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education and personal investments. We also originate fixed and variable rate mortgage loans and real estate construction and acquisition loans. Residential loans originated by our mortgage company are usually sold in the secondary mortgage market.

- *Loan Participations*. We sell loan participations in the ordinary course of business when a loan originated by us exceeds our legal lending limit or we otherwise deem it prudent to share the risk with another lending institution.

5

Additionally, we purchase loan participations from other banks, usually without recourse against that bank. We underwrite purchased loan participations in accordance with normal underwriting practices.

- *Loan Purchases.* We purchase Federal Rehabilitated Student Loan portfolios when approved by the board of directors. These loans are guaranteed by the U.S. Department of Education ("DOE") which covers approximately 98% of the principal and interest. These loans are serviced by a third party servicer that specializes in handling these types of loans.

  We also purchase the guaranteed portion of United State Department of Agriculture Loans ("USDA") which are guaranteed by the USDA for 100% of the principal and interest. The originating institution holds the unguaranteed portion of the loan and services the loan. These loans are typically purchased at a premium. In the event of a loan default or early prepayment the Bank may need to write off any unamortized premium.

Lending Limit. As of December 31, 2023, our legal lending limit for loans to one borrower was approximately $12,974,000.

Competition

We encounter strong competition from other local commercial banks, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds, financial technology companies, and other financial institutions. A number of these competitors are well-established. Competition for loans is keen, and pricing is important. Most of our competitors have substantially greater resources and higher lending limits than ours and offer certain services, such as extensive and established branch networks and trust services, which we do not provide at the present time. Deposit competition also is strong, and we may have to pay higher interest rates to attract deposits. Nationwide banking institutions and their branches have increased competition in our markets, and federal legislation adopted in 1999 allows non-banking companies, such as insurance and investment firms, to establish or acquire banks. We believe that the Company can capitalize on recent merger activity to attract customers from the acquired institutions.

At June 30, 2023, the latest date such information is available from the FDIC, the Bank's deposit market share in Chesterfield County was 4.28%, 5.02% in Hanover County, 10.98% in Powhatan County, 1.13% in the Richmond metropolitan statistical area, 1.40% in Henrico County and 0.51% in James City County.

Supervision and Regulation

We are subject to extensive regulation by certain federal and state agencies and receive periodic examinations by those regulatory authorities. As a consequence, our business is affected by state and federal legislation and regulations.

The discussion below is only a summary of the principal laws and regulations that comprise the regulatory framework applicable to us. The descriptions of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, do not purport to be complete and are qualified in their entirety by reference to applicable laws and regulations.

General. The Company is qualified as a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and is registered as such with the Board of Governors of the Federal Reserve System (the "Federal Reserve"). As a bank holding company, the Company is subject to supervision, regulation and examination by the Federal Reserve and is required to file various reports and additional information with the Federal Reserve. The Company is also registered under the bank holding company laws of Virginia and is subject to supervision, regulation and examination by the Bureau of Financial Institutions of the Virginia State Corporation Commission (the "BFI"). The Bank is a Virginia chartered bank and is not a member of the Federal Reserve System. The Bank is subject to regulation, supervision and examination by the FDIC and the BFI.

The Dodd-Frank Act. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") was signed into law on July 21, 2010. The Dodd-Frank Act significantly restructured the financial regulatory regime in the United States and has had a broad impact on the financial services industry as a result of the significant regulatory and compliance changes required under the act.

The Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 (the "EGRRCPA"), which became effective May 24, 2018, amended the Dodd-Frank Act to provide regulatory relief for certain smaller and regional financial institutions, such as the Company and the Bank. The EGRRCPA, among other things, provides financial institutions with less than $10 billion in total consolidated assets with relief from certain capital requirements and exempts banks with less than $250 billion in total consolidated assets from the enhanced prudential standards and the company-run and supervisory stress tests required under the Dodd-Frank Act.

The Dodd-Frank Act has had, and may in the future have, a material impact on the Company's operations, particularly through increased compliance costs resulting from new and possible future consumer and fair lending regulations. The future changes resulting from the Dodd-Frank Act may affect the profitability of business activities, require changes to certain business practices, impose more stringent regulatory requirements, or otherwise adversely affect the business and financial condition of the Company and the Bank. These changes may also require the Company to invest significant management attention and resources to evaluate and make necessary changes to comply with new statutory and regulatory requirements.

Reporting Obligations Under Securities Laws. The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including the requirement to file with the Securities and Exchange Commission (the "SEC") annual, quarterly and other reports on the financial condition and performance of the organization. The Company's common stock is listed on the Nasdaq Capital Market and, as a result, the Company is subject to the rules and listing standards adopted by The Nasdaq Stock Market, LLC ("Nasdaq"). The Company is also affected by the corporate responsibility and accounting reform legislation signed into law on July 30, 2002, known as the Sarbanes-Oxley Act of 2002 (the "SOX Act"), and the related rules and regulations. The SOX Act includes provisions that, among other things, require that periodic reports containing financial statements that are filed with the SEC be accompanied by chief executive officer and chief financial officer certifications as to the accuracy and compliance with law, additional disclosure requirements and corporate governance and other related rules. The Company has expended considerable time and money in complying with the rules and regulations of the SEC and Nasdaq, and with the SOX Act, and expects to continue to incur additional expenses in the future.

Bank Holding Company Act. The Federal Reserve has jurisdiction under the BHC Act to approve any bank or non-bank acquisition, merger or consolidation proposed by a bank holding company. The BHC Act, and other applicable laws and regulations, generally limit the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity that is so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such an activity.

Support of Subsidiary Institutions. Under the Dodd-Frank Act, and previously under Federal Reserve policy, the Company is required to act as a source of financial strength for the Bank and to commit resources to support the Bank. This support can be required at times when it would not be in the best interest of the Company's shareholders or creditors to provide it. In the event of the Company's bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank would be assumed by the bankruptcy trustee and entitled to a priority of payment. The Company has periodically raised capital and contributed it to the Bank to support the Bank's operations.

Privacy Legislation. Several laws, including the Right To Financial Privacy Act and the Gramm-Leach-Bliley Act, provide protections against the transfer and use of customer information by financial institutions. Financial Institutions generally are prohibited from disclosing customer information to non-affiliated third parties, unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions must disclose their specific privacy policies to their customers annually and must conduct an internal risk assessment of their ability to protect customer information.

Mergers and Acquisitions. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended (the "Interstate Banking Act"), generally permits well capitalized and adequately managed bank holding companies to acquire banks in any state, and preempts all state laws restricting the ownership by a bank holding company of banks in more than one state. The Interstate Banking Act also permits a bank to merge with an out-of-state bank and convert any offices into branches of the resulting bank if both states have not opted out of interstate branching; and permits a bank to acquire branches from an out-of-state bank if the law of the state where the branches are located permits the interstate branch acquisition. Under the Dodd-Frank Act, a bank holding company or bank must be well capitalized and well managed to engage in an interstate acquisition. Bank holding companies and banks are required to obtain prior Federal Reserve approval to acquire more than 5% of a class of voting securities, or substantially all of the assets, of a bank holding company, bank or savings association. The Interstate Banking Act and the Dodd-Frank Act permit banks to establish and operate de novo interstate branches to the same extent a bank chartered by the host state may establish branches. Virginia law permits branching across state lines, provided there is reciprocity with the state in which the out-of-state bank is based.

Limits on the Payment of Dividends. The Company is a legal entity separate and distinct from the Bank and its other subsidiaries. Virtually all of the Company's cash revenues will result from dividends paid to it by the Bank, which is subject to laws and regulations that limit the amount of dividends that it can pay. Under Virginia law, a bank may not declare a dividend in excess of its accumulated retained earnings without approval by the BFI. As of December 31, 2023, the Bank's retained earnings were $11,271,000. In addition, the Bank may not declare or pay any dividend if, after making the dividend, the Bank would be "undercapitalized," as defined in FDIC regulations.

The FDIC and the state have the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. Both the FDIC and the state have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

In addition, the Company is subject to certain regulatory requirements to maintain capital at or above regulatory minimums. These regulatory requirements regarding capital affect our dividend policies. Regulators have indicated that holding companies should generally pay dividends only if the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. In addition, the Federal Reserve has issued guidelines that bank holding companies should inform and consult with the Federal Reserve in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid or that could result in a material adverse change to the organization's capital structure.

Insurance of Accounts, Assessments and Regulation by the FDIC. Our deposits are insured by the FDIC up to the limits set forth under applicable law, currently $250,000. We are subject to the deposit insurance assessments of the Deposit Insurance Fund ("DIF"). The deposit insurance assessment base is average total assets minus average tangible equity. The FDIC uses a "financial ratios method" based on CAMELS composite ratings to determine assessment rates for small established institutions with less than $10 billion of assets, such as the Bank. The CAMELS rating system is a supervisory rating system designed to take into account and reflect all financial and operational risks that a bank may face, including capital adequacy, asset quality, management capability, earnings, liquidity and sensitivity to market risk ("CAMELS"). CAMELS composite ratings set a maximum assessment for CAMELS 1 and 2 rated banks, and set minimum assessments for lower rated institutions.

In October 2022, the FDIC adopted a final rule to increase the assessment base rate schedules uniformly by two basis points beginning with the first quarterly assessment period of 2023.

The FDIC is authorized to prohibit any DIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. We are aware of no existing circumstances that could result in termination of our deposit insurance.

Capital Adequacy. Both the Company and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve, in the case of the Company, and the FDIC, in the case of the Bank. The Federal Reserve and the FDIC have adopted rules to implement the Basel III capital framework as outlined by the Basel Committee on Banking Supervision (the "Basel Committee") and certain provisions of the Dodd-Frank Act (the "Basel III Capital Rules"). The Basel III Capital Rules implement minimum capital ratios and establish risk weightings that are applied to many classes of assets held by community banks, including applying higher risk weightings to certain commercial real estate loans.

The Basel III Capital Rules require banks and bank holding companies to comply with the following minimum capital ratios: (1) a ratio of common equity Tier 1 capital to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7%); (2) a ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (effectively resulting in a minimum Tier 1 capital ratio of 8.5%); (3) a ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (effectively resulting in a minimum total capital ratio of 10.5%); and (4) a leverage ratio of 4%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter). The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking organizations with a ratio of common equity Tier 1 capital to risk-weighted assets above the minimum but below the minimum plus the conservation buffer face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall.

The Company meets the eligibility criteria of a small bank holding company in accordance with the Federal Reserve's Small Bank Holding Company Policy Statement (the "SBHC Policy Statement"). Under the SBHC Policy Statement, qualifying bank holding companies with total consolidated assets of less than $3 billion, such as the Company, have additional flexibility in the amount of debt they can issue and are also exempt from the Basel III Capital Rules. The SBHC Policy Statement does not apply to the Bank and the Bank must comply with the Basel III Capital Rules. The Bank must also comply with the capital requirements set forth in the "prompt corrective action" regulations pursuant to Section 38 of the FDI Act, as described below.

On September 17, 2019, the federal banking agencies jointly issued a final rule required by the EGRRCPA that permits qualifying banks and bank holding companies that have less than $10 billion in consolidated assets to elect to be subject to a 9% leverage ratio that would be applied using less complex leverage calculations (commonly referred to as the community bank leverage ratio or "CBLR"). Under the rule, which became effective on January 1, 2020, banks and bank holding companies that opt into the CBLR framework and maintain a CBLR of greater than 9% are not subject to other risk-based and leverage capital requirements under the Basel III Capital Rules and would be deemed to have met the well capitalized ratio requirements under the "prompt corrective action" framework. The Bank elected not to opt into the CBLR framework as of December 31, 2023 and 2022. The Bank does not expect to opt into the CBLR framework in 2024.

Prompt Corrective Action. Federal banking agencies have broad powers to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." These terms are defined under uniform regulations issued by each of the federal banking agencies regulating these institutions. An insured depository institution that is less than adequately capitalized must adopt an acceptable capital restoration plan, is subject to increased regulatory oversight and is increasingly restricted in the scope of its permissible activities.

To be well capitalized under these regulations, a bank must have the following minimum capital ratios: (1) a common equity Tier 1 capital ratio of at least 6.5%; (2) a Tier 1 risk-based capital ratio of at least 8.0%; (3) a total risk-based capital ratio of at least 10.0%; and (4) a leverage ratio of at least 5.0%. At December 31, 2023, the Bank's common equity Tier 1 capital ratio was 13.86%, its Tier 1 risk-based capital ratio was 13.86%, its total risk-based capital ratio was 14.49% and its leverage ratio was 11.14%. Accordingly, as of December 31, 2023, the Bank met the minimum ratios to be classified as well capitalized. More information concerning our regulatory ratios at December 31, 2023 is included in Note 13 to the "Notes to Consolidated Financial Statements" contained in Item 8 of this Form 10-K.

As described above, on September 17, 2019, the federal banking agencies jointly issued a final rule required by the EGRRCPA that permits qualifying banks and bank holding companies that have less than $10 billion of consolidated assets to elect to opt into the CBLR framework. Banks opting into the CBLR framework and maintaining a CBLR of greater than 9% would be deemed to have met the well capitalized ratio requirements under the "prompt corrective action" framework. The Bank elected not to opt into the CBLR framework as of December 31, 2023 and 2022.

Restrictions on Transactions with Affiliates. Both the Company and the Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of: (1) a bank's loans or extensions of credit, including purchases of assets subject to an agreement to repurchase, to affiliates; (2) a bank's investment in affiliates; (3) assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve; (4) the amount of loans or extensions of credit to third parties collateralized by the securities or debt obligations of affiliates; (5) transactions involving the borrowing or lending of securities and any derivative transaction that results in credit exposure to an affiliate; and (6) a bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates combined, to 20% of a bank's capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The Bank must also comply with other provisions designed to avoid acquiring low-quality assets from its affiliates.

The Company and the Bank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

The Dodd-Frank Act also provides that an insured depository institution may not purchase an asset from, or sell an asset to a bank insider (or their related interests) unless (1) the transaction is conducted on market terms between the parties, and (2) if the proposed transaction represents more than 10% of the capital stock and surplus of the insured institution, it has been approved in advance by a majority of the institution's non-interested directors.

Incentive Compensation Policies and Restrictions. In July 2010, the federal banking agencies issued guidance that applies to all banking organizations supervised by the agencies (thereby including both the Company and the Bank). Pursuant to the guidance, to be consistent with safety and soundness principles, a banking organization's incentive compensation arrangements should: (1) provide employees with incentives that appropriately balance risk and reward; (2) be compatible with effective controls and risk management; and (3) be supported by strong corporate governance including active and effective oversight by the banking organization's board of directors. Monitoring methods and processes used by a banking organization should be commensurate with the size and complexity of the organization and its use of incentive compensation. At December 31, 2023, we had not been made aware of any instances of non-compliance with this guidance. The Dodd-Frank Act requires the appropriate federal regulators to establish standards prohibiting as an unsafe and unsound practice any compensation plan of a bank holding company or bank that provides an insider or other employee with "excessive compensation" or that could lead to a material financial loss to such firm. These standards have not yet been established.

The Nasdaq Stock Market, LLC, the exchange on which our common stock is listed, enacted a listing rule that became effective in 2023 requiring listed companies to adopt policies mandating the recovery or "clawback" of excess incentive compensation earned by a current or former executive officer during the three fiscal years preceding the date the listed company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The Company has adopted a clawback policy compliant with such rule, a copy of which is attached as Exhibit 97 to this Form 10-K.

Anti-Money Laundering Laws and Regulations. The Company is subject to several federal laws that are designed to combat money laundering, terrorist financing, and transactions with persons, companies or foreign governments designated by U.S. authorities ("AML laws"). This category of laws includes the Bank Secrecy Act of 1970, the Money Laundering Control Act of 1986, the USA PATRIOT Act of 2001, and the Anti-Money Laundering Act of 2020.

The AML laws and their implementing regulations require insured depository institutions, broker-dealers, and certain other financial institutions to have policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. The AML laws and their regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the anti-money laundering activities of the applicants. To comply with these obligations, the Company has implemented appropriate internal practices, procedures, and controls.

Reporting Terrorist Activities. The Office of Foreign Assets Control ("OFAC"), which is a division of the Department of the Treasury, is responsible for helping to insure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the FBI. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

Mortgage Banking Regulation. The Mortgage Company is subject to the rules and regulations by the Department of Housing and Urban Development, the Federal Housing Administration, the Department of Veteran Affairs and state regulatory authorities with respect to originating, processing, servicing and selling mortgage loans. Those rules and regulations, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers and, in some cases, restrict certain loan features, and fix maximum interest rates and fees. In addition to other federal laws, mortgage origination activities are subject to the Equal Credit Opportunity Act, Truth-in-Lending Act, Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, and the Home Ownership Equity Protection Act, and the regulations promulgated thereunder. These laws prohibit discrimination, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level.

Other Safety and Soundness Regulations. There are a number of obligations and restrictions imposed on depository institutions by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event the depository institution becomes in danger of default or is in default. The Federal banking agencies also have broad powers under current Federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized, as defined by the law. Federal regulatory authorities also have broad enforcement powers over us, including the power to impose fines and other civil and criminal penalties, and to appoint a receiver in order to conserve the assets of any such institution for the benefit of depositors and other creditors. At December 31, 2023, the Bank met the ratio requirements to be classified as a well capitalized financial institution.

Loans-to-One Borrower. Under applicable laws and regulations the amount of loans and extensions of credit which may be extended by a bank to any one borrower, including related entities, generally may not exceed 15% of the sum of the capital, surplus, and loan loss reserve of the institution.

Consumer Financial Protection. The Company is subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws, and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans and providing other services. If the Company fails to comply with these laws and regulations, it may be subject to various penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for merger or acquisition transactions the Company may wish to pursue or being prohibited from engaging in such transactions even if approval is not required.

The Dodd-Frank Act centralized responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau ("CFPB"), and giving it responsibility for implementing, examining, and enforcing compliance with federal consumer protection laws. The CFPB focuses on (i) risks to consumers and compliance with the federal consumer financial laws, (ii) the markets in which firms operate and risks to consumers posed by activities in those markets, (iii) depository institutions that offer a wide variety of consumer financial products and services, and (iv) non-depository companies that offer one or more consumer financial products or services. The CFPB has broad rule making authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit "unfair, deceptive or abusive" acts and practices. Abusive acts or practices are defined as those that materially interfere with a consumer's ability to understand a term or condition of a consumer financial product or service or take unreasonable advantage of a consumer's (i) lack of financial savvy, (ii) inability to protect himself in the selection or use of consumer financial products or services, or (iii) reasonable reliance on a covered entity to act in the consumer's interests. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or injunction.

In October 2023, the CFPB proposed a new rule that would require a provider of payment accounts or products, such as the Bank, to make certain data available to consumers upon request regarding the products or services they obtain from the provider. The proposed rule is intended to give consumers control over their financial data, including with whom it is shared, and encourage competition in the provision of consumer financial products and services. For banks with less than $850 million in total assets, such as the Bank, compliance would be required approximately four years after adoption of the final rule.

Community Reinvestment. The requirements of the Community Reinvestment Act ("CRA") are applicable to the Company and the Bank. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to 12 assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility. Under the CRA, institutions are assigned a rating of "outstanding," "satisfactory," "needs to improve," or "substantial non-compliance." The Bank was rated "satisfactory" in its most recent CRA evaluation.

On October 24, 2023, the federal bank regulatory agencies issued a final rule to modernize their respective CRA regulations. The revised rules substantially alter the methodology for assessing compliance with the CRA, with material aspects taking effect January 1, 2026 and revised data reporting requirements taking effect January 1, 2027. Among other things, the revised rules evaluate lending outside traditional assessment areas generated by the growth of non-branch delivery systems, such as online and mobile banking, apply a metrics-based benchmarking approach to assessment, and clarify eligible CRA activities. The final rules are likely to make it more challenging and/or costly for the Bank to receive a rating of at least "satisfactory" on its CRA evaluation.

Cybersecurity. In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If the Company fails to observe the regulatory guidance, it could be subject to various regulatory sanctions, including financial penalties.

On November 18, 2021, the federal bank regulatory agencies issued a final rule, effective April 1, 2022, imposing new notification requirements for cybersecurity incidents. The rule requires financial institutions to notify their primary federal regulator as soon as possible and no later than 36 hours after the institution determines that a cybersecurity incident has occurred that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the institution's: (i) ability to carry out banking operations, activities, or processes, or deliver banking products and services to a material portion of its customer base, in the ordinary course of business, (ii) business line(s), including associated operations, services, functions, and support, that upon failure would result in a material loss of revenue, profit, or franchise value, or (iii) operations, including associated services, functions and support, as applicable, the failure or discontinuance of which would pose a threat to the financial stability of the United States.

In July 2023, the SEC issued a final rule to enhance and standardize disclosures regarding cybersecurity risk management, strategy, governance, and incident reporting by public companies that are subject to the reporting requirements of the Exchange Act. Specifically, the final rule requires current reporting about material cybersecurity incidents, periodic disclosures about a registrant's policies and procedures to identify and manage cybersecurity risk, management's role in implementing cybersecurity policies and procedures, and the board of directors' cybersecurity expertise, if any, and its oversight of cybersecurity risk. See Item 1C. Cybersecurity of this Form 10-K for a discussion of the Company's cybersecurity risk management, strategy and governance.

To date, we have not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, but our systems and those of our customers and third-party service providers are under constant threat and it is possible that we could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by us and our customers.

Future Legislation and Regulation. Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation could impact the regulatory structure under which we operate and may significantly increase costs, impede the efficiency of internal business processes, require an increase in regulatory capital, require modifications to business strategy, and limit the ability to pursue business opportunities in an efficient manner.

Employees

As of December 31, 2023, the Company and its subsidiaries had a total of 141 full-time employees and 4 part-time employees. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

The Company has a Code of Ethics for directors, officers and all employees of the Company and its subsidiaries, which is applicable to the Company's Chief Executive Officer, Chief Financial Officer and other principal financial officers. The Code addresses such topics as protection and proper use of Company assets, compliance with applicable laws and regulations, accuracy and preservation of records, accounting and financial reporting and conflicts of interest. A copy of the Code will be provided, without charge, to any shareholder upon written request to the Secretary of the Company, whose address is 13319 Midlothian Turnpike, Midlothian, Virginia 23113.

Additional Information

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. Electronic copies of our SEC filings are available on the SEC's Internet site (http://www.sec.gov).

The Company's Internet address is http://www.villagebank.com. At that address, we make available, free of charge, the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act (see "Investor Relations" section of website), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

In addition, we will provide, at no cost, paper or electronic copies of our reports and other filings made with the SEC (except for exhibits). Requests should be directed to Donald M. Kaloski, Jr., Chief Financial Officer, Village Bank and Trust Financial Corp., 13319 Midlothian Turnpike, Midlothian, VA 23113.

The information on the websites listed above is not and should not be considered to be part of this annual report on Form 10-K and is not incorporated by reference in this document.

ITEM 1A. RISK FACTORS

An investment in our common stock is subject to risks inherent to our business. Investors should carefully consider the risks and uncertainties described below, together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that management is not aware of or focused on, or that management currently deems immaterial, may also impair our business and operations. If any of the following risks adversely affects our business, financial condition or results of operations, the value of our common stock could decline.

Risk Related to the Company's Lending Activities

Our credit standards and on-going credit assessment processes might not protect us from significant credit losses.

We take credit risk by virtue of making loans and extending loan commitments and letters of credit. We manage credit risk through a program of underwriting standards, the review of certain credit decisions and an ongoing process of assessment of the quality of the credit already extended. In addition, our credit administration function employs risk management techniques intended to promptly identify problem loans. While these procedures are designed to provide us with the information needed to implement policy adjustments where necessary and to take appropriate corrective actions, there can be no assurance that such measures will be effective in avoiding future undue credit risk, and credit losses will occur in the future and they may be significant.

Our allowance for credit losses may be insufficient.

We maintain an allowance for credit losses, which consists of the allowance for credit losses on loans, reserve for unfunded commitments, and the allowance on securities. The allowance for credit losses on loans is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Credit losses on loans are charged against the allowance when management believes the uncollectibility of a loan balance is probable. Subsequent recoveries, if any, are credited to the allowance.

The level of the allowance for credit losses on loans reflects management's evaluation of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, delinquency trends, underlying collateral values, the amount of actual losses charged to the reserve in a given period and assessment of present and anticipated economic conditions. The determination of the appropriate level of the allowance for credit losses on loans inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Although we believe the allowance for credit losses on loans is a reasonable estimate of expected losses in the loan portfolio, we cannot precisely predict such losses or be certain that the allowance for credit losses on loans will be adequate in the future. Deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside our control, may require an increase in the allowance for credit losses on loans. In addition, bank regulatory agencies and our auditors periodically review our allowance for credit losses on loans and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. Further, if charge-offs in future periods exceed the allowance for credit losses on loans, we will need additional provisions to increase the allowance for credit losses on loans.

On January 1, 2023, we adopted Accounting Standards Codification (ASC) Topic 326, "Financial Instruments—Credit Losses" (ASC 326), which replaces existing accounting principles for the recognition of loan losses based on losses that have been incurred with a requirement to record an allowance for credit losses that represents expected credit losses over the lifetime of all loans in the Corporation's portfolio. Under ASC 326, the Company's estimate of expected credit losses will be based on reasonable and supportable forecasts of future economic conditions and loan performance. While the adoption of ASC 326 will not affect ultimate loan performance or cash flows of the Company from making loans, the period in which expected credit losses affect net income of the Company may not be similar to the recognition of loan losses under current accounting guidance, and recognizing an allowance based on expected credit losses may create more volatility in the level of our allowance for credit losses and our results of operations, including based on volatility in economic forecasts and our expectations of loan performance in future periods, as actual results may differ materially from our estimates. If we are required to materially increase our level of allowance for credit losses for any reason, such increase could adversely affect our business, financial condition, and results of operations.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition.

Our nonperforming assets adversely affect our net income in various ways. Nonperforming assets, (which include nonaccrual loans and other real estate owned, but exclude loans past due 90 days and still accruing as these loans are rehabilitated student loans which have a 98% guarantee by the DOE of principal and interest), were $291,000, or 0.04% of total assets, as of December 31, 2023. When we receive collateral through foreclosures and similar proceedings, we are required to mark the related loan to the then fair value of the collateral less estimated selling costs, which may result in a loss. An increased level of nonperforming assets also increases our risk profile and may impact the capital levels regulators believe are appropriate in light of such risks. We utilize various techniques such as workouts, restructurings and loan sales to manage problem assets. Increases in or negative changes in the value of these problem assets, the underlying collateral, or in the borrowers' performance or financial condition, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management and staff, which can be detrimental to the performance of their other responsibilities, including generation of new loans. There can be no assurance that we will avoid increases in nonperforming loans in the future.

We have a high concentration of loans secured by real estate, and a downturn in the local real estate market could materially and negatively affect our business.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, residential mortgages, home equity loans and lines of credit, consumer and other loans. Many of these loans are secured by real estate (both residential and commercial) located principally in the Commonwealth of Virginia. As of December 31, 2023, 81.15% of all loans were secured by mortgages on real property. A major change in the real estate market, such as deterioration in the value of this collateral, or in the local or national economy, could adversely affect our customers' ability to pay these loans, which in turn could impact us. If there is a decline in real estate values, especially in our market area, the collateral for loans would deteriorate and provide significantly less security. The ability to recover on defaulted loans by selling the real estate collateral could then be diminished and we would be more likely to suffer losses**.**

A portion of our loan portfolio consists of construction and land development loans, and a decline in real estate values and economic conditions would adversely affect the value of the collateral securing the loans and have an adverse effect on our financial condition.

At December 31, 2023, approximately 8.26% of our loan portfolio, or $47,495,000, consisted of construction and land development loans. Construction financing typically involves a higher degree of credit risk than financing on improved, owner-occupied real estate and improved, income producing real estate. Risk of loss on a construction or land development loan is largely dependent upon the accuracy of the initial estimate of the property's value at completion of construction or development, the marketability of the property, and the bid price and estimated cost (including interest) of construction or development. If the estimate of construction or development costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of the value proves to be inaccurate, we may be confronted, at or prior to the maturity of the loan, with a project whose value is insufficient to assure full repayment. When lending to builders and developers, the cost breakdown of construction or development is provided by the builder or developer. Although our underwriting criteria are designed to evaluate and minimize the risks of each construction or land development loan, there can be no guarantee that these practices will have safeguarded against material delinquencies and losses to our operations. In addition, construction and land development loans are dependent on the successful completion of the projects they finance. Loans secured by vacant or unimproved land are generally riskier than loans secured by improved property. These loans are more susceptible to adverse conditions in the real estate market and local economy.

We have a significant concentration of credit exposure in commercial real estate, and loans with this type of collateral are viewed as having more risk of default.

As of December 31, 2023, we had approximately $290,590,000 in loans secured by commercial real estate, representing approximately 50.54% of total loans outstanding at that date. The real estate consists primarily of non-owner-operated properties and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. It may be more difficult for commercial real estate borrowers to repay their loans in a timely manner, as commercial real estate borrowers' abilities to repay their loans frequently depends on the successful rental of their properties. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Some degree of instability in the commercial real estate markets is expected in the coming quarters as loans are refinanced in markets with higher vacancy rates under current economic conditions. The outlook for commercial real estate remains dependent on the broader economic environment and, specifically, how major subsectors respond to a higher interest rate environment and higher prices for commodities, goods and services. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our percentage of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition.

Our banking regulators generally give commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital as a result of commercial real estate lending growth and exposures, which could have a material adverse effect on our results of operations.

Our focus on lending to small to mid-sized community-based businesses may increase our credit risk.

Most of our commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the market area in which we operate negatively impact this important customer sector, our results of operations and financial condition may be adversely affected. Moreover, a portion of these loans have been made by us in recent years and the borrowers may not have experienced a complete business or economic cycle. The deterioration of our borrowers' businesses may hinder their ability to repay their loans with us, which could have a material adverse effect on our financial condition and results of operations.

We rely upon independent appraisals to determine the value of the real estate which secures a significant portion of our loans, and the values indicated by such appraisals may not be realizable if we are forced to foreclose upon such loans.

A significant portion of our loan portfolio consists of loans secured by real estate. We rely upon independent appraisers to estimate the value of such real estate. Appraisals are only estimates of value and the independent appraisers may make mistakes of fact or judgment which adversely affect the reliability of their appraisals. In addition, events occurring after the initial appraisal may cause the value of the real estate to increase or decrease. As a result of any of these factors, the real estate securing some of our loans may be more or less valuable than anticipated at the time the loans were made. If a default occurs on a loan secured by real estate that is less valuable than originally estimated, we may not be able to recover the outstanding balance of the loan and will suffer a loss.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business we may foreclose and take title to real estate, potentially becoming subject to environmental liabilities associated with the properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. Costs associated with investigation or remediation activities can be substantial. If we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect our business.

Risk Related to Market Interest Rates

Our business is subject to interest rate risk, and variations in interest rates may negatively affect financial performance.

Changes in the interest rate environment may reduce our profits. It is expected that we will continue to realize income from the differential or "spread" between the interest earned on loans, securities, and other interest earning assets, and interest paid on deposits, borrowings and other interest bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest earning assets and interest bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. Management cannot ensure that it can minimize our interest rate risk. While an increase in the general level of interest rates may increase the loan yield and the net interest margin, it may adversely affect the ability of certain borrowers with variable rate loans to pay the interest and principal of their obligations. Also, when the difference between long-term interest rates and short-term interest rates is small or when short-term interest rates exceed long-term interest rates, our margins may decline and our earnings may be adversely affected. Accordingly, changes in levels of market interest rates could materially and adversely affect the net interest spread, asset quality, loan origination volume and our overall profitability.

Risks Related to the Company's Business, Industry and Markets

We face strong and growing competition from financial services companies and other companies that offer banking and other financial services, which could negatively affect our business.

We encounter substantial competition from other financial institutions in our market area and competition is increasing. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the same banking services that we offer in our service area. These competitors include national, regional and community banks. We also face competition from many other types of financial institutions, including finance companies, mutual and money market fund providers, brokerage firms, insurance companies, credit unions, financial subsidiaries of certain industrial corporations, financial technology ("fintech") companies and mortgage companies. In particular, the activity of fintech companies has grown significantly over recent years and is expected to continue to grow. Fintech companies have and may continue to offer bank or bank-like products and some fintech companies have applied for bank charters. In addition, other fintech companies have partnered with existing banks to allow them to offer deposit products to their customers. Increased competition may result in reduced business for us.

Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain loans and deposits, and range and quality of products and services provided, including new technology-driven products and services. If we are unable to attract and retain banking customers, we may be unable to continue to grow loan and deposit portfolios and our results of operations and financial condition may otherwise be adversely affected.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. The activity and prominence of so-called marketplace lenders and other technological financial service companies have grown significantly over recent years and are expected to continue growing. In addition, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds, digital wallets or general-purpose reloadable prepaid cards. Consumers can also complete transactions, such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. If we are unable to address the competitive pressures that we face, we could lose market share, which could result in reduced net revenue and profitability and lower returns. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Our ability to operate profitably may be dependent on our ability to integrate or introduce various technologies into our operations.

The market for financial services, including banking and consumer finance services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, online banking and tele-banking. Our ability to compete successfully in our market may depend on the extent to which we are able to exploit such technological changes. If we are not able to afford such technologies, properly or timely anticipate or implement such technologies, or effectively train our staff to use such technologies, our business, financial condition or operating results could be adversely affected.

Changes in economic conditions, especially in the areas in which we conduct operations, could materially and negatively affect our business.

Our business is directly impacted by economic conditions, legislative and regulatory changes, changes in government monetary and fiscal policies, and inflation, all of which are beyond our control. A deterioration in economic conditions, whether caused by global, national or local concerns, especially within our market area, could result in the following potentially material consequences: loan delinquencies increasing; problem assets and foreclosures increasing; demand for products and services decreasing; low cost or non-interest bearing deposits decreasing; and collateral for loans, especially real estate, declining in value, in turn reducing customers' borrowing power, and reducing the value of assets and collateral associated with existing loans. An economic downturn could result in losses that materially and adversely affect our business**.**

We may be adversely impacted by changes in market conditions.

We are directly and indirectly affected by changes in market conditions. Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. As a financial institution, market risk is inherent in the financial instruments associated with our operations and activities, including loans, deposits, securities, short-term borrowings, long-term debt and trading account assets and liabilities. A few of the market conditions that may shift from time to time, thereby exposing us to market risk, include fluctuations in interest rates, equity and futures prices, and price deterioration or changes in value due to changes in market perception or actual credit quality of issuers. Our investment securities portfolio, in particular, may be impacted by market conditions beyond our control, including rating agency downgrades of the securities, defaults of the issuers of the securities, lack of market pricing of the securities, and inactivity or instability in the credit markets. Any changes in these conditions, in current accounting principles or interpretations of these principles could impact our assessment of fair value and thus the determination of other-than-temporary impairment of the securities in the investment securities portfolio.

Our mortgage banking revenue is cyclical and is sensitive to the level of interest rates, changes in economic conditions, decreased economic activity, and slowdowns in the housing market, any of which could adversely impact our profits.

Mortgage banking income, net of commissions, represented approximately 34.14% of total noninterest income, excluding loans on sale of investment securities, net, for the year ended December 31, 2023. The success of our mortgage company is dependent upon our ability to originate loans and sell them to investors at or near current volumes. Loan production levels are sensitive to changes in the level of interest rates and changes in economic conditions. Any sustained period of decreased activity caused by fewer refinancing transactions, higher interest rates, housing price pressure or loan underwriting restrictions would adversely affect our mortgage originations and, consequently, could significantly reduce our income from mortgage banking activities. As a result, these conditions would also adversely affect our results of operations.

Risk Related to Liquidity

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is the ability to meet cash flow needs on a timely basis at a reasonable cost. Our access to funding sources in amounts adequate to finance our activities or on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy generally. Factors that could reduce our access to liquidity sources include a downturn in the economy, difficult credit markets or the liquidity needs of our depositors. A substantial majority of our liabilities are demand, savings, interest checking and money market deposits, which are payable on demand or upon several days' notice, while a substantial portion of our assets are loans, which cannot be called or sold in the same time frame. We may not be able to replace maturing deposits and advances as necessary in the future, especially if a large number of our depositors sought to withdraw their accounts, regardless of the reason. Our access to deposits may be negatively impacted by, among other factors, changes in interest rates which could promote increased competition for deposits, including from new fintech competitors, or provide customers with alternative investment options. Additionally, negative news about us or the banking industry in general could negatively impact market and/or customer perceptions of our company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits. Furthermore, as many regional banking organizations experienced in 2023, the failure of other financial institutions may cause deposit outflows as customers spread deposits among several different banks so as to maximize their amount of FDIC insurance, move deposits to banks deemed "too big to fail" or remove deposits from the banking system entirely. As of December 31, 2023, approximately 34.62% of our deposits were uninsured and we rely on these deposits for liquidity. A failure to maintain adequate liquidity could have a material adverse effect on our business, financial condition and results of operations.

Unrealized losses in our securities portfolio could affect liquidity.

As market interest rates have increased, we have experienced significant unrealized losses on our available for sale securities portfolio. Unrealized losses related to available for sale securities are reflected in accumulated other comprehensive income in our consolidated balance sheets and reduce the level of our book capital and tangible common equity. However, such unrealized losses do not affect our regulatory capital ratios. We actively monitor our available for securities portfolio and we do not currently anticipate the need to realize material losses from the sale of securities for liquidity purposes. Furthermore, we believe it is unlikely that we would be required to sell any such securities before recovery of their amortized cost bases, which may be at maturity. Nonetheless, our access to liquidity sources could be affected by unrealized losses if securities must be sold at a loss; tangible capital ratios continue to decline from an increase in unrealized losses or realized credit losses; the Federal Home Loan Bank of Atlanta ("FHLB") or other funding sources reduce capacity; or bank regulators impose restrictions on us that impact the level of interest rates we may pay on deposits or our ability to access brokered deposits. Additionally, significant unrealized losses could negatively impact market and/or customer perceptions of our company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits.

During the year ended December 31, 2023, the Company executed a securities repositioning and balance sheet deleveraging strategy by selling available for sale securities with a total book value of $55,195,000 and a weighted average yield of 1.48% at a pre-tax loss of $4,986,000. The net proceeds from the sale were used to reduce FHLB borrowings by $15.0 million costing 5.57% and the remaining funds were reinvested back into the securities portfolio with a weighted average yield of 5.48%, with a duration of 3.4 years, and a weighted average life of 5.0 years. The transaction was structured to improve the forward run rate on earnings, add interest rate risk protection to a higher level for longer and potential down rate environments, while improving tangible common equity and maintaining our strong liquidity position. The Company projects the transaction to be 19.5% accretive to earnings per share, 39 basis points accretive to net interest margin, 24 basis points accretive to return on assets, 217 basis points accretive to return on tangible common equity and 20 basis points accretive to tangible common equity to assets ratio, with a projected short earnback period of just over 2.5 years.

Recent negative developments affecting the banking industry, and resulting media coverage, have eroded customer confidence in the banking system.

The closures of Silicon Valley Bank and Signature Bank in March 2023, and First Republic Bank in May 2023, and concerns about similar future events, have generated significant market volatility among publicly traded bank holding companies and, in particular, regional banks. More recently, concerns about commercial real estate concentrations at regional and community banks have exacerbated this volatility. These market developments have negatively impacted customer confidence in the safety and soundness of regional and community banks. As a result, customers may choose to maintain deposits with larger financial institutions or invest in higher yielding short-term fixed income securities, all of which could materially adversely impact the Company's liquidity, loan funding capacity, net interest margin, capital and results of operations. While federal bank regulators took action to ensure that depositors of the failed banks had access to their deposits, including uninsured deposit accounts, there is no guarantee that such actions will be successful in restoring customer confidence in regional and community banks and the banking system more broadly. Furthermore, there is no guarantee that regional bank failures or bank runs similar to the ones that occurred in 2023 will not occur in the future and, if they were to occur, they may have a material and adverse impact on customer and investor confidence in regional and community banks, negatively impacting the Company's liquidity, capital, results of operations and stock price.

<u>*Risk Related to the Company's Operations*</u>

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our operations.

We are a relationship-driven organization, and currently depend heavily on the services of a number of key management and business development personnel. These officers have primary contact with our customers and are extremely important in maintaining personalized relationships with our customer base and producing new business, which is a key aspect of our business strategy and earnings momentum. The unexpected loss of key personnel could materially and adversely affect our results of operations and financial condition.

The success of our strategy depends on our ability to identify and retain individuals with experience and relationships in our markets.

In order to be successful, we must identify and retain experienced key management members and sales staff with local expertise and relationships. Competition for qualified personnel is intense and there is a limited number of qualified persons with knowledge of and experience in the community banking and mortgage industry in our chosen geographic market. Even if we identify individuals that we believe could assist us in building our franchise, we may be unable to recruit these individuals away from their current employers. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy. Our inability to identify, recruit and retain talented personnel could limit our growth and could materially adversely affect our business, financial condition and results of operations.

If we are unable to successfully implement and manage our growth strategy, our results of operations and financial condition may be adversely affected.

We may not be able to successfully implement our growth strategy if we are unable to identify attractive markets, locations or opportunities to expand in the future. In addition, the ability to manage growth successfully depends on whether we can maintain adequate capital levels, cost controls and asset quality, and successfully integrate any acquired branch offices or banks. We cannot assure you that any integration efforts relating to our growth strategy will be successful. In implementing our growth strategy by opening new branches or acquiring branches or banks, we expect to incur increased personnel, occupancy and other operating expenses. In the case of new branches, we must absorb those higher expenses while we begin to generate new deposits; there is also further time lag involved in redeploying new deposits into attractively priced loans and other higher yielding earning assets.

We may consider acquiring other businesses or expanding into new product lines that we believe will help us fulfill our strategic objectives. We expect that other banking and financial companies, some of which have significantly greater resources, will compete with us to acquire financial services businesses. This competition could increase prices for potential acquisitions that we believe are attractive. Acquisitions may also be subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals, we will not be able to consummate acquisitions that we believe are in our best interests.

When we enter into new markets or new lines of business, our lack of history and familiarity with those markets, clients and lines of business may lead to unexpected challenges or difficulties that inhibit our success. Our plans to expand could depress earnings in the short run, even if we efficiently execute a growth strategy leading to long-term financial benefits.

We are subject to a variety of operational risks, including reputational risk, legal and compliance risk, and the risk of fraud or theft by employees or outsiders.

We are exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees, operational errors, clerical or record-keeping errors, and errors resulting from faulty or disabled computer or communications systems.

Reputational risk, or the risk to our earnings and capital from negative public opinion, could result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to attract and keep customers and employees and can expose us to litigation and regulatory action.

Further, if any of our financial, accounting, or other data processing systems fail or have other significant issues, we could be adversely affected. We depend on internal systems and outsourced technology to support these data storage and processing operations. Our inability to use or access these information systems at critical points in time could unfavorably impact the timeliness and efficiency of our business operations. We could be adversely affected if one of our employees causes a significant operational break-down or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. We are also at risk of the impact of natural disasters, terrorism and international hostilities on our systems and from the effects of outages or other failures involving power or communications systems operated by others. We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses or electrical or communications outages), which may give rise to disruption of service to customers and to financial loss or liability. In addition, there have been instances where financial institutions have been victims of fraudulent activity in which criminals pose as customers to initiate wire and automated clearinghouse transactions out of customer accounts. Although we have policies and procedures in place to verify the authenticity of our customers, we cannot guarantee that such policies and procedures will prevent all fraudulent transfers. Such activity can result in financial liability and harm to our reputation.

If any of the foregoing risks materialize, it could have a material adverse effect on our business, financial condition and results of operations.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations.

Failure to maintain effective systems of internal and disclosure control could have a material adverse effect on our results of operation and financial condition.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As part of our ongoing monitoring of internal control, we may discover material weaknesses or significant deficiencies in our internal control that require remediation. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our inability to maintain the operating effectiveness of the controls described above could result in a material misstatement to our financial statements or other disclosures, which could have an adverse effect on our business, financial condition or results of operations. In addition, any failure to maintain effective controls or to timely effect any necessary improvement of our internal and disclosure controls could, among other things, result in losses from fraud or error, harm our reputation or cause investors to lose confidence in our reported financial information, all of which could have a material adverse effect on our results of operation and financial condition.

We depend on the accuracy and completeness of information about clients and counterparties and our financial condition could be adversely affected if we rely on misleading information.

In deciding whether to extend credit or to enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information, which we do not independently verify. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a client's audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of that client. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

We rely on other companies to provide key components of our business infrastructure.

Third parties provide key components of our business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, internet connections and network access. While we have selected these third party vendors carefully, we do not control their actions. Any problem caused by these third parties, including poor performance of services, failure to provide services, disruptions in communication services proved by a vendor and failure to handle current or higher volumes, could adversely affect our ability to deliver products and services to our customers and otherwise conduct our business, and may harm our reputation. Financial or operational difficulties of a third party vendor could also hurt our operations if those difficulties interface with the vendor's ability to serve us. Replacing these third party vendors could also create significant delay and expense. Accordingly, use of such third parties creates an unavoidable inherent risk to our business operations.

Our information systems may experience an interruption or breach in security.

In the ordinary course of business, we collect and store sensitive data, including proprietary business information and personally identifiable information of our customers and employees, in systems and on networks. The secure processing, maintenance and use of this information is critical to operations and our business strategy. While we have policies and procedures designed to protect our networks, computers and data from failure, interruption, damage or unauthorized access, there can be no assurance that a breach will not occur or, if it does, that it will be adequately addressed. The occurrence of any failure, interruption, damage or security breach of our communications and information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny or expose us to civil litigation and possible financial liability, any of which could adversely affect our business.

Risk Related to the Company's Regulatory Environment

Changes in accounting standards could impact reported earnings.

From time to time there are changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some instances, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. For information regarding recent accounting pronouncements and their effect on us, see "Recent Accounting Pronouncements" in Note 1 "Summary of Significant Accounting Policies" in the "Notes to Consolidated Financial Statements" contained in Item 8 of this Form 10-K.

We operate in a highly regulated industry and the laws and regulations that govern our operations, corporate governance, executive compensation and financial accounting, or reporting, including changes in them or our failure to comply with them, may adversely affect us.

We are subject to extensive regulation and supervision that govern almost all aspects of our operations. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on our business activities, limit the dividends or distributions that we can pay, restrict the ability of institutions to guarantee our debt and impose certain specific accounting requirements that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than GAAP. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs.

We are currently facing increased regulation and supervision of our industry as a result of the financial crisis in the banking and financial markets. The Dodd-Frank Act instituted major changes to the banking and financial institutions regulatory regimes. Other changes to statutes, regulations or regulatory policies or supervisory guidance, including changes in interpretation or implementation of statutes, regulations, policies or supervisory guidance, could affect us in substantial and unpredictable ways. Such additional regulation and supervision has increased, and may continue to increase, our costs and limit our ability to pursue business opportunities. Further, our failure to comply with these laws and regulations, even if the failure was inadvertent or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines and other penalties, any of which could adversely affect our results of operations, capital base and the price of our securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive or otherwise adversely affect our business and financial condition.

Regulatory capital standards may have an adverse effect on our profitability, lending, and ability to pay dividends on our securities.

We are subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital that we must maintain. From time to time, regulators implement changes to these regulatory capital adequacy guidelines. If we fail to meet these minimum capital guidelines and/or other regulatory requirements, our financial condition would be materially and adversely affected. The Basel III Capital Rules require bank holding companies and their subsidiaries to maintain significantly more capital as a result of higher required capital levels and more demanding regulatory capital risk weightings and calculations. While the Company is exempt from these capital requirements under the Federal Reserve's SBHC Policy Statement, the Bank is not exempt and must comply. The Bank must also comply with the capital requirements set forth in the "prompt corrective action" regulations pursuant to Section 38 of the FDI Act. Satisfying capital requirements may require us to limit our banking operations, retain net income or reduce dividends to improve regulatory capital levels, which could negatively affect our business, financial condition and results of operations.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to environmental, social and governance ("ESG") practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to ESG practices and disclosure. In March 2024, the SEC adopted rules requiring public companies, such as the Company, to provide climate-related disclosures in their annual reports and registration statements. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to climate risk, hiring practices, the diversity of the work force, and racial and social justice issues. Increased ESG related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and our stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure.

Risk Related to the Company's Common Stock

Our common stock is thinly traded which may limit the ability of shareholders to sell their shares and may increase price volatility.

Our common stock is listed on the Nasdaq Capital Market under the symbol "VBFC." Our common stock is thinly traded and has substantially less liquidity than the average trading market for many other publicly traded companies. Mr. Lehman's significant share ownership also limits the number of shares available to other investors and the liquidity of our common stock. We cannot assure you that a more active trading market for our common stock will develop or be sustained. The development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within our control. The number of active buyers and sellers of our common stock at any particular time may be limited. Therefore, our shareholders may not be able to sell their shares at the volume, prices, or times that they desire. Shareholders should be financially prepared and able to hold shares for an indefinite period.

In addition, thinly traded stocks can be more volatile than more widely traded stocks. Our stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include, but are not limited to, changes in analysts' recommendations or projections, developments related to our business, operations, stock performance of other companies deemed to be peers, news reports of trends, concerns, irrational exuberance on the part of investors, and other issues related to the financial services industry. Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market declines or market volatility in the future, especially in the financial institutions sector of the economy, could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Our ability to pay dividends is limited, and we may be unable to pay future dividends.

Our ability to pay dividends is limited by regulatory restrictions and our need to maintain sufficient capital. The ability of the Bank to pay dividends to the Company also will be limited by the Bank's obligations to maintain sufficient capital, earnings and liquidity and by other general restrictions on its dividends under federal and state bank regulatory requirements. Under Virginia law, a bank may not declare a dividend in excess of its accumulated retained earnings without approval by the BFI. Any future financing arrangements that we enter into may also limit our ability to pay dividends to our shareholders. If we do not satisfy these regulatory requirements or arrangements, we will be unable to pay dividends on our common stock. Further, even if we have earnings and available cash in an amount sufficient to pay dividends to our shareholders, the board of directors, in its sole discretion, may decide to retain them and therefore not pay dividends in the future.

If we fail to pay interest on or otherwise default on our subordinated notes and subordinated debt securities, we will be prohibited from paying dividends or distributions on our common stock.

As of December 31, 2023, we had $5,700,000 of subordinated notes and $8,764,000 of subordinated debt securities outstanding. The agreements under which the subordinated notes and subordinated debt securities were issued prohibit us from paying any dividends on our common stock or making any other distributions to our shareholders upon our failure to make any required payment of principal or interest or during the continuance of an event of default under the applicable agreement. Events of default generally consist of, among other things, certain events of bankruptcy, insolvency or liquidation relating to us. If we were to fail to make a required payment of principal or interest on our subordinated notes or subordinated debt securities, it could have a material adverse effect on the market value of our common stock.

Our governing documents and Virginia law contain anti-takeover provisions that could negatively impact our shareholders.

Our articles of incorporation and bylaws and the Virginia Stock Corporation Act contain certain provisions designed to enhance the ability of our board of directors to deal with attempts to acquire control of the Company. These provisions, among others, provide that a plan of merger, share exchange, sale of all or substantially all of our assets, or similar transaction must be approved and recommended by the affirmative vote of two-thirds of the directors in office or by the affirmative vote of 80% or more of all of the votes entitled to be cast on such transaction by each voting group entitled to vote, and limit the ability of shareholders to call a special meeting. These provisions and the ability to set the voting rights, preferences and other terms of any series of preferred stock that may be issued, may be deemed to have an anti-takeover effect and may discourage takeovers (which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of our common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transactions may be favorable to the interests of shareholders, and could potentially adversely affect the market price of our common stock.

Our largest shareholder, Kenneth R. Lehman, has significant influence over our business through his share ownership and his interests may not align with the interests of other holders of our common stock.

According to the Form 4 filed by Mr. Lehman with the SEC on December 16, 2020, Mr. Lehman owns 768,379 shares, or approximately 51.47%, of the Company's outstanding common stock. Due to this ownership, he is able to influence the outcome of any matter submitted to a vote of our shareholders. In addition, Mr. Lehman previously served on the boards of directors of the Company and the Bank and management regularly seeks guidance and perspective from him given his extensive industry experience. Mr. Lehman owns significant shares of other financial institutions, some of which may compete with us. These affiliations may create conflicts of interest that could incentivize him to take or approve actions with respect to other institutions that may have a negative impact on us (e.g. marketing efforts, product pricing, lending policies, business combination transactions, etc.). While we believe Mr. Lehman's significant investment in the Company provides some protection in this regard, Mr. Lehman's interests may not directly align with the interests of other holders of our common stock.

If Mr. Lehman acquires more than 66.67% of the Company's outstanding shares of common stock, it will cause the acceleration of benefits under certain of our employment and benefit agreements, which will cause us to incur additional compensation expenses.

Certain of our employment and benefit agreements include customary provisions that provide for additional or accelerated compensation in the event of a change of control of the Company. If Mr. Lehman acquires more than 66.67% of the Company's outstanding shares of common stock, it will cause the acceleration of benefits under some of these agreements. As described above, to the Company's knowledge, Mr. Lehman owned approximately 51.47% of our outstanding common stock as of December 31, 2023.

Our change of control agreements provide for "double-trigger" acceleration of change of control benefits, which means the benefits are only payable if the employee experiences a qualifying termination of employment in connection with a change of control. Mr. Lehman's acquisition of more than 66.67% of the Company's outstanding common stock would not automatically result in the payment or acceleration of change of control benefits under these agreements. However, under certain circumstances, if the Company were to terminate these employees or the employees were to voluntarily resign following Mr. Lehman's acquisition of more than 66.67% of the Company's outstanding common stock, the Company would incur significant additional expenses.

Climate change and related legislative and regulatory initiatives may result in operational changes and expenditures that could significantly impact our business.

The current and anticipated effects of climate change are creating an increasing level of concern for the state of the global environment. As a result, political and social attention to the issue of climate change has increased. Federal and state legislatures and regulatory agencies have continued to propose and advance numerous legislative and regulatory initiatives seeking to mitigate the effects of climate change. These climate-related initiatives could include increasing supervisory expectations with respect to banks' risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. To the extent that these initiatives lead to the promulgation of new regulations or supervisory guidance applicable to us, we would likely experience increased compliance costs and other compliance-related risks.

The lack of empirical data surrounding the credit and other financial risks posed by climate change render it impossible to predict how specifically climate change may impact our financial condition and results of operations; however, the physical effects of climate change may also directly impact us. Specifically, unpredictable and more frequent weather disasters may adversely impact the value of real property securing the loans in our loan portfolio. Additionally, if insurance obtained by borrowers is insufficient to cover any losses sustained to the collateral, or if insurance coverage is otherwise unavailable to borrowers, the collateral securing loans may be negatively impacted by climate change, which could impact our financial condition and results of operations. Further, the effects of climate change may negatively impact regional and local economic activity, which could lead to an adverse effect on customers and impact the communities in which we operate.

Overall, climate change, its effects and the resulting, unknown impact could have a material adverse effect on our financial condition and results of operations.

Severe weather, natural disasters, acts of war or terrorism, public health issues, and other external events could significantly impact our business.

Severe weather, natural disasters, acts of war or terrorism, public health issues, and other adverse external events could have a significant impact on our ability to conduct business. In addition, such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue, and/or cause us to incur additional expenses. The occurrence of any such event in the future could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable

Item 1C. CYBERSECURITY

Overview

The cybersecurity threat environment is volatile and dynamic, requiring a robust and dynamic framework to reduce and mitigate cybersecurity risk. Cybersecurity risk includes exposure to failures or interruptions of service or security breaches resulting from malicious technological attacks that impact the confidentiality, integrity, or availability of our or third parties' operations, systems, or data. We seek to mitigate cybersecurity risk and associated reputational and compliance risk by, among other things

- maintaining privacy policies, management oversight, accountability structures, and technology design processes to protect private and personal data;

- actively monitoring and mitigating cybersecurity threats and risks with a three lines of defense structure to provide oversight, governance, challenge and testing;

- using a third-party cybersecurity oversight program;

- maintaining oversight of our information security program by senior management, our board-level Risk Committee, and our Board of Directors; and

We had no material cybersecurity incidents in 2023.

Risk Management and Strategy

Our cybersecurity risk management strategy is integrated into our enterprise risk management framework and is embedded in each of our three lines of defense. We use a combination of management expertise and Board oversight, as discussed below, as well as outside partners to assist us in overseeing our cybersecurity risk management program. We deploy safeguards designed to protect customer information and our own corporate information and technology. We have programs and processes in place designed to mitigate known attacks, and we use both internal and external resources to scan for vulnerabilities in our applications, systems, and platforms. We implement backup and recovery systems and require the same of our third-party service providers.

We use independent third-party service providers to perform penetration testing of our infrastructure to help us better understand the effectiveness of our controls, improve our defenses, and conduct assessments of our program for compliance with regulatory requirements and industry guidelines. We also engage with outside risk experts and industry groups, including other peer institutions, as needed, to help us evaluate potential future threats and trends, particularly with respect to emerging information security and fraud risks. We generally have agreements in place with our service providers that include requirements related to cybersecurity and data privacy. We cannot guarantee, however, that such agreements will prevent a cyber incident from impacting our systems or information. Additionally, we may not be able to obtain adequate or any reimbursement from our service providers in the event we should suffer any such incidents. Due to applicable laws and regulations or contractual obligations, we may be held responsible for cyber incidents attributed to our service providers in relation to any data that we share with them.

While to date, we have not experienced a significant compromise, attack, or loss of data related to cybersecurity attacks, due to the nature of our business, we are under constant threat of an attack and could experience a significant cybersecurity event in the future. Potential risks we could face from a cybersecurity event are discussed in "Risk Factors" above.

Governance

Through established governance structures, including our incident response plan, we have processes and procedures to help facilitate appropriate and effective oversight of cybersecurity risk. These processes and procedures enable our three lines of defense and management to review and manage cybersecurity risks, monitor threats, and provide for further escalation to executive management, our board-level Risk Committee, or to the full Board, as appropriate.

Role of the Board of Directors

Our Board of Directors plays a critical role in the oversight of risk, including risks from cybersecurity threats, and has established a risk oversight structure that seeks to ensure that cybersecurity risks are identified, monitored, assessed, and mitigated appropriately. In that regard, our Board is actively engaged in the oversight of our cyber risk profile, which includes risks from cybersecurity threats, enterprise cyber strategy, and key cyber initiatives. Our Board regularly receives reports on such matters from our Information Security Officer, and other relevant personnel. Our Board also meets with our internal and external auditors, and federal and state regulators to review and discuss reports on risk, examination, and regulatory compliance matters.

Our Board Risk Committee is responsible for assisting the Board in its oversight of risk, including cybersecurity threats, and for overseeing our enterprise risk management framework. The Board Risk Committee actively engages with our Chief Risk Officer and other members of management to discuss major risk exposures, establish risk management principles, and determine our risk appetite, and regularly reports on its activities, and makes recommendations to, the full Board. The Board Risk Committee receives a quarterly summary analysis of cybersecurity risks, threats, and incidents. In addition, the Board Risk Committee is engaged, as needed, in accordance with our Incident Response Plan.

Role of Management

Our cybersecurity risk management program is built on three lines of defense, which collectively are designed to assess, identify, assess, and manage our material risks from cybersecurity threats. Our Chief Risk Officer is responsible for implementing our enterprise risk management framework and reports directly to our Chief Executive Officer.

Our first line of defense is our employees. Employees receive training, at least annually, on information security. In addition, our Information Security Officer provides ongoing information security education and awareness for teammates, such as online training classes, mock phishing attacks and information security awareness materials.

The second line of defense independently evaluates, monitors, and challenges our risk mitigation efforts to proactively identify cybersecurity risks, including early-stage engagement and risk management with emerging threats. Second line teammates provide effective challenge to the cybersecurity risk management efforts of the first line through ongoing engagement in problem incidents, regular reviews of cybersecurity risk reporting, and inquiries into the sufficiency of risk management activities. Our second line of defense leads our Management Risk and Compliance Committee, which governs our technology and operational risk tolerances, including cybersecurity and third- and fourth party provider risks. This committee includes the Information Security Officer, the SVP of IT and the Chief Risk Officer. The Committee is responsible for escalating key risks to our Executive Leadership Team.

Internal Audit serves as the third line of defense and provides independent assurance on how effectively we are mitigating, managing, and challenging our cybersecurity risks.

ITEM 2. PROPERTIES

Our executive and administrative offices are owned by the Bank and are located at 13319 Midlothian Turnpike, Midlothian, Virginia 23113 in Chesterfield County. The current location also houses the principal office of the Mortgage Company.

In addition to its executive offices, the Bank owns six full service branch buildings including the land and leases an additional three full service branch buildings. Three of our branch offices are located in Chesterfield County, with two branch offices in Hanover County, one in Henrico County, one in Powhatan County, one in the city of Richmond and one in James City County.

Our properties are maintained in good operating condition and we believe they are suitable and adequate for our operational needs. Management believes that, upon expiration of each of the Company's leases, it will be able to extend the lease on satisfactory terms or relocate to another acceptable location.

ITEM 3. LEGAL PROCEEDINGS

In the ordinary course of its operations, the Company is a party to various legal proceedings. As of the date of this report, there are no pending or threatened proceedings against the Company that, if determined adversely, would have a material effect on the business, results of operations, or financial position of the Company.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market and Dividend Information

Shares of the Company's common stock trade on the Nasdaq Capital Market under the symbol "VBFC".

The Company declared quarterly cash dividends totaling $0.66 and $0.58 per common share for the years ended December 31, 2023 and 2022, respectively. All dividends paid are limited by the requirement to meet capital requirements issued by the regulatory authorities, and future declarations are subject to financial performance and regulatory guidelines.

The amount and declaration of future cash dividends are subject to the Board of Directors' approval. In making its decision on the payment of dividends, the Board of Directors considers operating results, financial condition, capital adequacy, regulatory requirements, shareholder returns, market conditions and other factors. A discussion of certain restrictions and limitations on the ability of the Bank to pay dividends to the Company, and the ability of the Company to pay dividends to shareholders of its common stock, is set forth in Item 1 – "Business" under "Supervision and Regulation."

Holders

At March 15, 2024, there were 1,492,879 shares of common stock outstanding held by approximately 871 shareholders of record.

For information concerning the Company's Equity Compensation Plans, see Item 12 – "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters."

Purchases of Equity Securities

The Company did not repurchase any of its common stock during 2023 or 2022.

ITEM 6. RESERVED

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ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist readers in understanding and evaluating the financial condition, changes in financial condition and the results of operations of the Company, consisting of the parent company and its wholly-owned subsidiary, the Bank. This discussion should be read in conjunction with the consolidated financial statements and other financial information contained elsewhere in this report.

Caution About Forward-Looking Statements

In addition to historical information, this report may contain forward-looking statements. For this purpose, any statement, that is not a statement of historical fact may be deemed to be a forward-looking statement. These forward-looking statements may include statements regarding profitability, liquidity, allowance for credit losses, interest rate sensitivity, market risk, growth strategy and financial and other goals. Forward-looking statements often use words such as "believes," "expects," "plans," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, and actual results could differ materially from historical results or those anticipated by such statements.

There are many factors that could have a material adverse effect on the operations and future prospects of the Company including, but not limited to:

- changes in assumptions underlying the establishment of allowances for credit losses, and other estimates;
- the risks of changes in interest rates on levels, composition and costs of deposits, loan demand, and the values and liquidity of loan collateral, securities, and interest sensitive assets and liabilities;
- the ability to maintain adequate liquidity by retaining deposit customers and secondary funding sources, especially if the Company's or banking industry's reputation becomes damaged;
- the effects of future economic, business and market conditions;
- legislative and regulatory changes, including the Dodd-Frank Act and other changes in banking, securities, and tax laws and regulations and their application by our regulators, and changes in scope and cost of FDIC insurance and other coverages;
- our inability to maintain our regulatory capital position;
- the Company's computer systems and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions despite security measures implemented by the Company;
- changes in market conditions, specifically declines in the residential and commercial real estate market, volatility and disruption of the capital and credit markets, and soundness of other financial institutions with which we do business;
- risks inherent in making loans such as repayment risks and fluctuating collateral values;
- changes in operations of the Mortgage Company as a result of the activity in the residential real estate market;
- exposure to repurchase loans sold to investors for which borrowers failed to provide full and accurate information on or related to their loan application or for which appraisals have not been acceptable or when the loan was not underwritten in accordance with the loan program specified by the loan investor;
- governmental monetary and fiscal policies;
- geopolitical conditions, including acts or threats of terrorism and/or military conflicts, or actions taken by the U.S. or other governments in response to acts or threats of terrorism and/or military conflicts, negatively impacting business and economic conditions in the U.S. and abroad;
- changes in accounting policies, rules and practices;
- reliance on our management team, including our ability to attract and retain key personnel;
- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- demand, development and acceptance of new products and services;
- problems with technology utilized by us;
- the occurrence of significant natural disasters, including severe weather conditions, floods, health related issues, and other catastrophic events;
- changing trends in customer profiles and behavior; and
- other factors described from time to time in our reports filed with the SEC.

For additional information on factors that could materially influence the forward-looking statements included in this report, see the risk factors in Item 1A – "Risk Factors" in this report. These risks and uncertainties should be considered in evaluating the forward-looking statements contained herein, and readers are cautioned not to place undue reliance on such statements. Any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made. In addition, past results of operations are not necessarily indicative of future results.

General

The Company's primary source of earnings is net interest income and income from mortgage banking activities, and its principal market risk exposure is interest rate risk. The Company is not able to predict market interest rate fluctuations and its asset/liability management strategy may not prevent interest rate changes from having a material adverse effect on the Company's results of operations and financial condition.

Although we endeavor to minimize the credit risk inherent in the Company's loan portfolio, we must necessarily make various assumptions and judgments about the collectability of the loan portfolio based on our experience and evaluation of economic conditions. If such assumptions or judgments prove to be incorrect, the current allowance for credit losses may not be sufficient to cover loan losses and additions to the allowance may be necessary, which would have a negative impact on net income.

Results of Operations

The following presents management's discussion and analysis of the financial condition of the Company at December 31, 2023 and 2022, and results of operations for the Company for the years ended December 31, 2023 and 2022. This discussion should be read in conjunction with the Company's audited Consolidated Financial Statements and the notes thereto appearing elsewhere in this Annual Report.

Summary

The Company recorded net income of $1,918,000, or $1.29 per fully diluted share, in 2023, compared to net income of $8,305,000, or $5.62 per fully diluted share, in 2022.

On January 1, 2023, the Commercial Banking Segment adopted the current expected credit loss ("CECL") methodology for estimating credit losses, which resulted in an increase of $150,000 in the allowance for credit losses on January 1, 2023 to $3.52 million. The allowance for credit losses included an allowance for credit losses on loans of $3.24 million and a reserve for unfunded commitments of $277,000.

As of December 31, 2023, the allowance for credit losses was $3.73 million and included an allowance for credit losses on loans of $3.42 million and a reserve for unfunded commitments of $306,000.

During the year ended December 31, 2023, the Company executed a securities repositioning and balance sheet deleveraging strategy by selling available for sale securities with a total book value of $55,195,000 and a weighted average yield of 1.48% at a pre-tax loss of $4,986,000. The net proceeds from the sale were used to reduce FHLB borrowings by $15.0 million costing 5.57% and the remaining funds were reinvested back into the securities portfolio with a weighted average yield of 5.48%, with a duration of 3.4 years, and a weighted average life of 5.0 years. The transaction was structured to improve the forward run rate on earnings, add interest rate risk protection to a higher level for longer and potential down rate environments, while improving tangible common equity and maintaining our strong liquidity position. The Company projects the transaction to be 19.5% accretive to earnings per share, 39 basis points accretive to net interest margin, 24 basis points accretive to return on assets, 217 basis points accretive to return on tangible common equity and 20 basis points accretive to tangible common equity to assets ratio, with a projected short earnback period of just over 2.5 years.

Net interest income

Net interest income, which represents the difference between interest earned on interest-earning assets and interest incurred on interest-bearing liabilities, is the Company's primary source of earnings. Net interest income can be affected by changes in market interest rates as well as the level and composition of assets, liabilities and shareholders' equity. Net interest spread is the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net yield on interest-earning assets ("net interest margin" or "NIM") is calculated by dividing tax equivalent net interest income by average interest-earning assets. Generally, the net interest margin will exceed the net interest spread because a portion of interest-earning assets are funded by various noninterest-bearing sources, principally noninterest-bearing deposits and shareholders' equity.

	For the Year Ended December 31,		
	2023	2022	Change
	(dollars in thousands)		
Average interest-earning assets	$ 692,895	$ 701,304	$ (8,409)
Interest income	$ 33,274	$ 27,487	$ 5,787
Yield on interest-earning assets	4.80 %	3.92 %	0.88 %
Average interest-bearing liabilities	$ 419,661	$ 405,193	$ 14,468
Interest expense	$ 7,986	$ 1,781	$ 6,205
Cost of interest-bearing liabilities	1.90 %	0.44 %	1.46 %
Net interest income	$ 25,288	$ 25,706	$ (418)
Net interest margin	3.65 %	3.67 %	(0.02)%

The following are variances of note for the year ended December 31, 2023 compared to the year ended December 31, 2022:

- NIM contracted by two basis points to 3.65% for the year ended December 31, 2023 compared to 3.67% for the year ended December 31, 2022. The compression was driven by the following:

  o The yield on our earning assets increased by 88 basis points, 4.80% for the twelve months ended December 31, 2023 compared to 3.92% for the twelve months ended December 31, 2022. The increase in our yield on earning assets continues to be a result of improvement in our earning asset mix as well as the impact of the rise in interest rates during 2022 and 2023. We expect to see continued improvement in the yield on earning assets as a portion of our securities portfolio continues to mature over the next several quarters and those lower yielding assets are re-deployed in higher earning assets and as a result of the impact of the balance sheet repositioning completed during the year.

  o Total Paycheck Protection Program ("PPP") income recorded by the Commercial Banking Segment was $9,400 for the twelve months ended December 31, 2023 compared to $1,058,000 for the twelve months ended December 31, 2022.

  o The cost of interest bearing liabilities increased by 146 basis points to 1.90% for the twelve months ended December 31, 2023 compared to 0.44% for the twelve months ended December 31, 2022. The increase in our cost of interest bearing liabilities was driven by an increase in the rate paid on variable rate debt and continued market pressures on deposit rates. Average borrowings increased by approximately $33.2 million, from the twelve months ended December 31, 2022, with a weighted average cost of 4.65% during the twelve months ended December 31, 2023. The rate paid on money market deposit accounts increased 170 basis points to 1.97% for the twelve months ended December 31, 2023 compared to 0.27% for the twelve months ended December 31, 2022. While we expect there will be continued pressure on our funding base, we anticipate the velocity of those increases to slow down in 2024.

  o While the rate paid on interest bearing liabilities increased by 146 basis points for the twelve months ended December 31, 2023, overall cost of funds increased by 93 basis points, 1.19% for the twelve months ended December 31, 2023 vs. 0.26% for the twelve months ended December 31, 2022. The lower increase in cost of funds was driven by our strong non-interest bearing deposits level, which remained near 40% of our deposit base.

The following table illustrates average balances of total interest-earning assets and total interest-bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, shareholders' equity and related income, expense and corresponding weighted-average yields and rates (dollars in thousands). The average balances used in these tables and other statistical data were calculated using daily average balances. We have no tax exempt assets for the periods presented.

Average Balance Sheets, Income and Expense, Yields and Rates

	Year Ended December 31, 2023			Year Ended December 31, 2022		
	Average Balance	Interest Income/ Expense	Yield Rate	Average Balance	Interest Income/ Expense	Yield Rate
Loans						
Commercial	$ 86,065	$ 5,507	6.40 %	$ 87,882	$ 4,898	5.57 %
Real estate - residential	107,593	6,288	5.84 %	91,629	4,164	4.54 %
Real estate - commercial	285,752	13,412	4.69 %	279,513	12,718	4.55 %
Real estate - construction	49,481	2,255	4.56 %	41,036	1,499	3.65 %
Student loans	19,716	1,326	6.73 %	23,601	1,039	4.40 %
Consumer	4,270	332	7.78 %	3,709	221	5.96 %
Loans net of deferred fees	552,877	29,120	5.27 %	527,370	24,539	4.65 %
Loans held for sale	5,582	373	6.68 %	5,078	237	4.67 %
Investment securities	124,315	3,198	2.57 %	127,503	2,244	1.76 %
Federal funds and other	10,121	583	5.76 %	41,353	467	1.13 %
Total interest earning assets	692,895	33,274	4.80 %	701,304	27,487	3.92 %
Allowance for credit losses	(3,295)			(3,461)		
Cash and due from banks	11,279			15,224		
Premises and equipment, net	11,845			11,727		
Other assets	23,454			21,961		
Total assets	$ 736,178			$ 746,755		
Interest bearing deposits						
Interest checking	$ 79,744	$ 425	0.53 %	$ 87,423	$ 105	0.12 %
Money market	197,720	3,896	1.97 %	192,626	528	0.27 %
Savings	42,559	68	0.16 %	51,077	79	0.15 %
Certificates	51,587	906	1.76 %	59,452	367	0.62 %
Total deposits	371,610	5,295	1.42 %	390,578	1,079	0.28 %
Borrowings						
Long-term debt - trust preferred securities	8,789	608	6.92 %	8,776	291	3.32 %
FHLB advances	33,356	1,571	4.71 %	164	8	4.65 %
Subordinated debt, net	5,699	503	8.83 %	5,675	403	7.10 %
Other borrowings	207	9	4.35 %	—	—	— %
Total interest bearing liabilities	419,661	7,986	1.90 %	405,193	1,781	0.44 %
Noninterest bearing deposits	249,711			276,742		
Other liabilities	2,944			3,484		
Total liabilities	672,316			685,419		
Equity capital	63,862			61,336		
Total liabilities and capital	$ 736,178			$ 746,755		
Net interest income before provision for loan losses		$ 25,288			$ 25,706	
Interest spread - average yield on interest earning assets, less average rate on interest bearing liabilities			2.90 %			3.48 %
Net interest margin (net interest income expressed as a percentage of average earning assets)			3.65 %			3.67 %

Interest income and interest expense are affected by changes in both average interest rates and average volumes of interest-earning assets and interest-bearing liabilities. The following table analyzes changes in net interest income attributable to changes in the volume of interest-sensitive assets and liabilities compared to changes in interest rates. Nonaccrual loans are included in average loans outstanding. The changes in interest due to both rate and volume have been allocated to changes due to volume and changes due to rate in proportion to the relationship of the absolute dollar amounts of the changes in each (dollars in thousands).

	2023 vs. 2022 Increase (Decrease) Due to Changes in		
	Volume	Rate	Total
Interest income			
Loans	$ 1,243	$ 3,338	$ 4,581
Loans held for sale	25	111	136
Investment securities	(55)	1,009	954
Fed funds sold and other	(26)	142	116
Total interest income	1,187	4,600	5,787
Interest expense			
Deposits			
Interest checking	(8)	328	320
Money market accounts	14	3,354	3,368
Savings accounts	(14)	3	(11)
Certificates of deposit	(42)	581	539
Total deposits	(50)	4,266	4,216
Borrowings			
Long-term debt	—	317	317
FHLB Advances	1,563	—	1,563
Subordinated debt, net	100	—	100
Other borrowings	—	9	9
Total interest expense	1,613	4,592	6,205
Net interest income	$ (426)	$ 8	$ (418)

Provision for (recovery of) credit losses

On January 1, 2023, the Commercial Banking Segment adopted the CECL methodology for estimating credit losses, which resulted in an increase of $150,000 in the allowance for credit losses on January 1, 2023. The allowance for credit losses included an allowance for credit losses on loans of $3.24 million and a reserve for unfunded commitments of $277,000.

As of December 31, 2023, the allowance for credit losses was $3.73 million and included an allowance for credit losses on loans of $3.42 million and a reserve for unfunded commitments of $306,000.

The Company is utilizing a third-party model to tabulate its estimate of current expected credit losses, using a weighted average remaining maturity ("WARM") methodology. In accordance with ASC 326, the Company has segmented its loan portfolio based on similar risk characteristics by call report code. The Company primarily utilizes the short-term natural rate of unemployment forecast based on the Federal Open Market Committee's projection of unemployment for its reasonable and supportable forecasting of current expected credit losses. To further adjust the allowance for credit losses for expected losses not already included within the quantitative component of the calculation, the Company may consider the following qualitative adjustment factors: changes in lending policies and procedures including changes in underwriting standards, and collections, charge-offs, and recovery practices, changes in international, national, regional, and local conditions, changes in the nature and volume of the portfolio and terms of loans, changes in experience, depth, and ability of lending management, changes in the volume and severity of past due loans and other similar conditions, changes in the quality of the organization's loan review system, changes in the value of underlying collateral for collateral dependent loans, the existence and effect of any concentrations of credit and changes in the levels of such concentrations, and the effect of other external factors (i.e. competition, legal and regulatory requirements) on the level of estimated credit losses.

The Company recorded a provision for credit losses for loans of $21,000 for the year ended December 31, 2023, which was the result of loan growth being offset by improved credit metrics as non-performing loans as a percentage of loans decreased from 0.12% at December 31, 2022 to 0.05% at December 31, 2023, and the impact of $162,000 in net-recoveries for the period. The Company recorded a provision for credit losses for unfunded commitments of $29,000 for the year ended December 31, 2023, which was driven by an increase in the total balance outstanding at December 31, 2023.

While current economic challenges due to higher inflation and the speed at which interest rates have been rising remain a risk to credit quality, we believe our current level of allowance for credit losses is sufficient.

The following information is presented prior to the adoption of ASC 326.

The amount of the allowance for loan losses was determined by an evaluation of the level of loans outstanding, the level of non-performing loans, historical loan loss experience, delinquency trends, underlying collateral values, the amount of actual losses charged to the reserve in a given period and assessment of present and anticipated economic conditions.

The level of the allowance reflected changes in the size of the portfolio or in any of its components as well as management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, and present economic, political and regulatory conditions. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Company's control, including the performance of the Company's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

The Company recorded a recovery of provision for loan loss expense of $300,000 for the year ended December 31, 2022. The recovery of provision for loan loss expense for the year ended December 31, 2022 resulted from reductions in qualitative factors driven by improving economic factors, improved credit metrics, and a reduction in loan deferrals.

The allowance for loan losses at December 31, 2022 included an amount that could not be identified to individual types of loans referred to as the unallocated portion of the allowance. We recognize the inherent imprecision in estimates of losses due to various uncertainties and the variability related to the factors used in calculation of the allowance. The allowance for loan losses included an unallocated portion of approximately $60,000 at December 31, 2022.

For more financial data and other information about the provision for credit losses refer to section, "Balance Sheet Analysis" under this Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations", and Note 4 "Allowance for Credit Losses" in the "Notes to Consolidated Financial Statements" contained in Item 8 of this Form 10-K.

Noninterest income

Noninterest income includes service charges and fees on deposit accounts, fee income related to loan origination, gains and losses on sale of mortgage loans and securities held for sale. The most significant noninterest income item has been mortgage banking income, net of commissions for the years ended December 31, 2023 and 2022, respectively.

	For the Year Ended December 31,		Change	
	2023	2022	$	%
	(dollars in thousands)			
Service charges and fees	$ 2,738	$ 2,625	$ 113	4.3 %
Mortgage banking income, net	1,690	3,427	(1,737)	(50.7)%
Loss on sale of investment securities	(4,986)	—	(4,986)	100.0 %
Gain on sale of SBA loans	—	79	(79)	100.0 %
Other	522	471	51	10.8 %
Total noninterest income	$ (36)	$ 6,602	$ (6,638)	(100.5)%

The decrease in noninterest income of $6,638,000 for the year ended December 31, 2023, was the result of the following:

- The $4,986,000 loss on sale of investment securities was the result of the balance sheet reposition strategy noted earlier.

- The $113,000 increase in service charges and fees was driven primarily by an increase in interchange fee income as consumer and business spending picked up during the year ended December 31, 2023.

- The decrease in mortgage banking income, net is a result of lower mortgage originations and sales compared to the prior year. Mortgage originations during 2023 continued to be impacted by higher mortgage rates and the historically low inventory of homes for sale.

- The gain on sale of U.S Small Business Administration ("SBA") loans decreased as a result of the Company making the strategic decision to hold on to new SBA production for the year ended 2023 as the premiums associated with the sale of the guaranteed strips did not warrant selling the guaranteed strips.

Noninterest expense

Noninterest expense includes all expenses of the Company with the exception of interest expense on deposits and borrowings, provision for credit losses and income taxes. Some of the primary components of noninterest expense are salaries and benefits, occupancy and equipment costs and professional and outside services. Over the last two years, the most significant noninterest expense item has been salaries and benefits, representing 58% and 62% of noninterest expense in 2023 and 2022, respectively.

	For the Year Ended December 31,		Change	
	2023	2022	$	%
	(dollars in thousands)			
Salaries and benefits	$ 13,389	$ 13,768	$ (379)	(2.8)%
Occupancy	1,242	1,216	26	2.1 %
Equipment	1,112	1,102	10	0.9 %
Supplies	162	158	4	2.5 %
Data processing	1,943	1,389	554	39.9 %
Professional and outside services	1,598	1,387	211	15.2 %
Advertising and marketing	404	386	18	4.7 %
FDIC insurance premium	298	237	61	25.7 %
Other operating expense	2,889	2,670	219	8.2 %
Total noninterest expense	$ 23,037	$ 22,313	$ 724	3.2 %

- The $379,000 decrease in salaries and benefits expense was driven primarily by lower expenses related to the decreased mortgage production for the year ended December 31, 2023.

- Data processing increased by $554,000 as a result of the rollout of our updated online and mobile banking platform during the latter half of 2022.

- Professional and outside expenses increased by $211,000 as a result of increased costs associated with the implementation of new licensed software products, consultant fees, and increased fees associated with debit and credit card usage.

- Other operating expenses increased by $219,000 primarily as a result of an increase in check and card fraud during the year ended December 31, 2023.

Income taxes

The Company's effective tax rate, income tax as a percent of pre-tax income, may vary significantly from the statutory rate due to permanent differences and available tax credits. Income tax expense for the years ended December 31, 2023 and 2022, was $247,000 and $1,990,000, respectively, resulting in an effective tax rate of 11.4% and 19.3%, respectively. The decrease in the effective tax rate was primarily related to an increase in the tax credit received related to state taxes attributed to the Company and the mortgage banking segment. The Bank is not subject to Virginia income taxes, and instead is subject to a franchise tax based on bank capital.

The Company has a net deferred tax asset which is included in other assets on the balance sheet. For more financial data and other information about income taxes refer to Note 1 "Summary of Significant Accounting Policies" and Note 9 "Income Taxes" in the "Notes to Consolidated Financial Statements" contained in Item 8 of this Form 10-K.

Balance Sheet Analysis

Investment securities

At December 31, 2023 and 2022, all of our investment securities were classified as available for sale.

The following table presents additional information pertaining to the composition of our investment securities portfolio at amortized cost, by maturity (dollars in thousands).

	December 31, 2023	
	Amortized Cost	Weighted Average Yield [1]
U.S. Government agency obligations		
Maturing less than one year	$ 19,990	1.50 %
Maturing one to five years	23	5.38 %
Maturing five to ten years	351	3.50 %
Maturing more than ten years	326	5.65 %
Total U.S. Government agency obligations	20,690	1.60 %
Mortgage-backed securities		
Maturing one to five years	9,782	5.34 %
Maturing five to ten years	5,570	4.85 %
Maturing more than ten years	61,923	3.52 %
Total Mortgage-backed securities	77,275	3.85 %
Municipals		
Maturing more than 10 years	2,264	2.17 %
Total Municipals	2,264	2.17 %
Subordinated debt		
Maturing one to five years	1,000	9.21 %
Maturing five to ten years	11,449	4.56 %
Total Subordinated debt	12,449	4.94 %
Total investment securities	$ 112,678	3.52 %

[1] The weighted average yield is calculated based on the relative amortized costs of the securities.

For more financial data and other information about investment securities refer to Note 1 "Summary of Significant Accounting Policies" and Note 2 "Investment Securities Available for Sale" in the "Notes to Consolidated Financial Statements" contained in Item 8 of this Form 10-K.

Loans

One of management's objectives is to maintain the high quality of the loan portfolio. The Company seeks to achieve this objective by maintaining rigorous underwriting standards coupled with regular evaluation of the creditworthiness of and the designation of lending limits for each borrower. The portfolio strategies include seeking industry, loan type and loan size diversification in order to minimize credit concentration risk. Management also focuses on originating loans in markets with which the Company is familiar.

Approximately 81% of all loans are secured by mortgages on real property located principally in the Commonwealth of Virginia. Approximately 3% of the loan portfolio consists of rehabilitated student loans purchased by the Bank from 2014 to 2017 (see discussion following). The Company's commercial and industrial loan portfolio represents approximately 15% of all loans. Loans in this category are typically made to individuals and small and medium-sized businesses, and range between $250,000 and $2.5 million. Based on underwriting standards, commercial and industrial loans may be secured in whole or in part by collateral such as liquid assets, accounts receivable, equipment, inventory, and real property. The collateral securing any loan may depend on the type of loan and may vary in value based on market conditions. The remainder of our loan portfolio is in consumer loans which represent less than 1% of the total.

The following tables present the composition of our loan portfolio at the dates indicated (dollars in thousands).

	December 31, 2023		December 31, 2022	
	Amount	%	Amount	%
Construction and land development				
Residential	$ 10,471	1.82 %	$ 9,727	1.81 %
Commercial	37,024	6.44 %	35,400	6.57 %
	47,495	8.26 %	45,127	8.38 %
Commercial real estate				
Owner occupied	122,666	21.33 %	119,643	22.22 %
Non-owner occupied	154,855	26.93 %	153,610	28.53 %
Multifamily	12,743	2.22 %	11,291	2.10 %
Farmland	326	0.06 %	73	0.01 %
	290,590	50.54 %	284,617	52.86 %
Consumer real estate				
Home equity lines	21,557	3.75 %	18,421	3.42 %
Secured by 1-4 family residential,				
First deed of trust	95,638	16.63 %	67,495	12.54 %
Second deed of trust	11,337	1.97 %	7,764	1.44 %
	128,532	22.35 %	93,680	17.40 %
Commercial and industrial loans				
(except those secured by real estate)	86,203	14.99 %	90,348	16.78 %
Guaranteed student loans	17,923	3.12 %	20,617	3.83 %
Consumer and other	4,265	0.74 %	4,038	0.75 %
Total loans	575,008	100.00 %	538,427	100.00 %
Deferred fees and costs, net	803		588	
Less: allowance for credit losses	(3,423)		(3,370)	
	$ 572,388		$ 535,645	

The following table presents the maturity and sensitivity of the loan portfolio at December 31, 2023 (in thousands):

	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years Through Fifteen Years	Due After Fifteen Years	Totals	Due After One Year Fixed Rates	Adjustable Rates
Construction and land development							
Residential	$ 10,471	$ —	$ —	$ —	$ 10,471	$ —	$ —
Commercial	21,573	8,616	6,835	—	37,024	15,451	—
	32,044	8,616	6,835	—	47,495	15,451	—
Commercial real estate							
Owner occupied	15,325	60,828	37,791	8,722	122,666	106,940	401
Non-owner occupied	13,881	95,235	44,018	1,721	154,855	136,531	4,443
Multifamily	3,234	9,509	—	—	12,743	7,409	2,100
Farmland	300	26	—	—	326	—	26
	32,740	165,598	81,809	10,443	290,590	250,880	6,970
Consumer real estate							
Home equity lines	20,277	1,155	125	—	21,557	1,280	—
Secured by 1-4 family residential,							
First deed of trust	8,733	69,690	15,719	1,496	95,638	57,813	29,092
Second deed of trust	1,004	1,072	4,202	5,059	11,337	10,180	153
	30,014	71,917	20,046	6,555	128,532	69,273	29,245
Commercial and industrial loans							
(except those secured by real estate)	27,561	39,442	17,143	2,057	86,203	54,669	3,973
Guaranteed student loans	17,923	—	—	—	17,923	—	—
Consumer and other	2,542	1,720	3	—	4,265	1,723	—
Total loans	$ 142,824	$ 287,293	$ 125,836	$ 19,055	$ 575,008	$ 391,996	$ 40,188

For more financial data and other information about loans refer to Note 1 "Summary of Significant Accounting Policies" and Note 3 "Loans" in the "Notes to Consolidated Financial Statements" contained in Item 8 of this Form 10-K.

Allowance for Credit losses

We monitor and maintain an allowance for credit losses to absorb an estimate of expected losses inherent in the loan portfolio. The following table presents the credit loss experience on loans for the dates indicated (dollars in thousands).

	Beginning Balance	Impact of adopting ASC 326	Provision for (Recovery of) Credit Losses on Loans	Charge-offs	Recoveries	Ending Balance	Average Loans	Ratio of Net (Charge-offs) to Average Loans
Year Ended December 31, 2023								
Construction and land development								
Residential	$ 79	$ 3	$ 4	$ —	$ —	$ 86	$ 8,153	— %
Commercial	192	34	2	—	—	228	41,328	— %
	271	37	6	—	—	314	49,481	— %
Commercial real estate								
Owner occupied	867	(475)	17	—	—	409	119,678	— %
Non-owner occupied	1,289	192	(14)	—	—	1,467	153,506	— %
Multifamily	33	7	4	—	—	44	12,385	— %
Farmland	—	—	3	—	—	3	183	— %
	2,189	(276)	10	—	—	1,923	285,752	— %
Consumer real estate								
Home equity lines	11	24	5	—	—	40	18,459	— %
Secured by 1-4 family residential								
First deed of trust	131	76	83	—	3	293	79,584	0.00 %
Second deed of trust	43	25	15	—	16	99	9,550	0.17 %
	185	125	103	—	19	432	107,593	0.02 %
Commercial and industrial loans								
(except those secured by real estate)	576	1	(110)	—	173	640	86,065	0.20 %
Student loans	52	—	35	(30)	—	57	19,716	(0.15) %
Consumer and other	37	(5)	7	(3)	—	36	4,270	(0.07) %
Unallocated	60	(9)	(30)	—	—	21	—	— %
	$ 3,370	$ (127)	$ 21	$ (33)	$ 192	$ 3,423	$ 552,877	0.03 %

Year Ended December 31, 2022	Beginning Balance	Provision for (Recovery of) Loan Losses	Charge-offs	Recoveries	Ending Balance	Average Loans	Ratio of Net (Charge-offs) to Average Loans
Construction and land development							
Residential	$ 57	$ 22	$ —	$ —	$ 79	$ 7,269	— %
Commercial	229	(37)	—	—	192	33,767	— %
	286	(15)	—	—	271	41,036	— %
Commercial real estate							
Owner occupied	833	34	—	—	867	121,507	— %
Non-owner occupied	1,083	206	—	—	1,289	143,941	— %
Multifamily	35	(2)	—	—	33	13,409	— %
Farmland	2	(2)	—	—	—	656	— %
	1,953	236	—	—	2,189	279,513	— %
Consumer real estate							
Home equity lines	12	(59)	—	58	11	19,371	0.30 %
Secured by 1-4 family residential							
First deed of trust	123	3	—	5	131	62,214	0.01 %
Second deed of trust	47	(311)	(27)	334	43	10,044	3.06 %
	182	(367)	(27)	397	185	91,629	0.40 %
Commercial and industrial loans							
(except those secured by real estate)	486	180	(157)	67	576	87,882	(0.10)%
Student loans	65	18	(31)	—	52	23,601	(0.13)%
Consumer and other	29	10	(2)	—	37	3,709	(0.05)%
Unallocated	422	(362)	—	—	60	—	— %
	$ 3,423	$ (300)	$ (217)	$ 464	$ 3,370	$ 527,370	0.05 %

For more financial data and other information about loans refer to Note 1 "Summary of Significant Accounting Policies" and Note 4 "Allowance for Credit Losses" in the "Notes to Consolidated Financial Statements" contained in Item 8 of this Form 10-K.

Asset quality

The following table summarizes asset quality information at the dates indicated (dollars in thousands).

	December 31, 2023	December 31, 2022
Nonaccrual loans	$ 291	$ 654
Foreclosed properties	—	—
Total nonperforming assets	$ 291	$ 654
Restructured loans (not included in nonaccrual loans above)	$ —	$ 5,088
Loans past due 90 days and still accruing [1]	$ 2,228	$ 1,725
Nonaccrual loans to total loans [2]	0.05 %	0.12 %
Nonperforming assets to loans [2]	0.05 %	0.12 %
Nonperforming assets to total assets	0.04 %	0.09 %
Allowance for credit losses on loans to		
Loans, net of deferred fees and costs	0.59 %	0.63 %
Loans, net of deferred fees and costs (excluding guaranteed loans)	0.61 %	0.65 %
Nonaccrual loans	1,176.29 %	515.29 %

[1] All loans 90 days past due and still accruing are rehabilitated student loans which have a 98% guarantee by the DOE.
[2] Loans are net of unearned income and deferred cost.

Nonperforming assets totaled $291,000 at December 31, 2023, compared to $654,000 at December 31, 2022. Nonperforming assets at December 31, 2023 consisted entirely of $291,000 in nonaccrual loans, compared to $654,000 at December 31, 2022.

The following table presents an analysis of the changes in nonperforming assets for 2023 (in thousands).

	Nonaccrual Loans	OREO	Total
Balance December 31, 2022	$ 654	$ —	$ 654
Additions	16	—	16
Loans placed back on accrual	(300)	—	(300)
Repayments	(79)	—	(79)
Charge-offs	—	—	—
Balance December 31, 2023	$ 291	$ —	$ 291

Nonperforming restructured loans are included in nonaccrual loans. Until a nonperforming restructured loan has performed in accordance with its restructured terms for a minimum of six months, it will remain on nonaccrual status.

Interest is accrued on outstanding loan principal balances, unless the Company considers collection to be doubtful. Commercial and unsecured consumer loans are designated as nonaccrual when the Company considers collection of expected principal and interest doubtful. Mortgage loans and most other types of consumer loans past due 90 days or more may remain on accrual status if management determines that concern over our ability to collect principal and interest is not significant. When loans are placed in nonaccrual status, previously accrued and unpaid interest is reversed against interest income in the current period and interest is subsequently recognized only to the extent cash is received. Interest accruals are resumed on such loans only when in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

There were no individual allowances associated with the total nonaccrual loans of $291,000 and $654,000 at December 31, 2023 and December 31, 2022, respectively, that were considered collateral dependent.

Cumulative interest income that would have been recorded had nonaccrual loans been performing would have been $86,000 and $87,000 for 2023 and 2022, respectively. Student loans totaling $2,228,000 and $1,725,000 at December 31, 2023 and 2022, respectively, were past due 90 days or more and interest was still being accrued as principal and interest on such loans have a 98% guarantee by the DOE. The 2% not covered by the DOE guarantee is provided for in the allowance for credit losses.

Deposits

The following table gives the composition of our deposits at the dates indicated (dollars in thousands).

	December 31, 2023		December 31, 2022	
	Amount	%	Amount	%
Demand accounts	$ 247,624	40.9 %	$ 255,236	40.9 %
Interest checking accounts	76,289	12.6 %	90,252	14.4 %
Money market accounts	195,249	32.3 %	179,036	28.7 %
Savings accounts	39,633	6.5 %	55,695	8.9 %
Time deposits of $250,000 and over	9,145	1.5 %	4,740	0.8 %
Other time deposits	37,405	6.2 %	39,784	6.3 %
Total	$ 605,345	100.0 %	$ 624,743	100.0 %

Total deposits decreased by $19,398,000, or 3.10%, from December 31, 2022. Variances of note are as follows:

- Noninterest bearing demand account balances decreased $7,612,000 from December 31, 2022, and represented 40.91% of total deposits at December 31, 2023 compared to 40.85% as of December 31, 2022. The decrease in noninterest bearing demand accounts was driven by a combination of consumers and businesses drawing down balances due to increased pressure from high inflation, making year-end tax payments, as well as investing in higher yielding products.

- Low cost relationship deposits (i.e. interest checking, money market, and savings) balances decreased $13,812,000, or 4.25%, from December 31, 2022. The decrease in these accounts was primarily driven by the same combination of factors as the noninterest bearing demand accounts.

- Time deposits increased by $2,026,000, or 4.55%, from December 31, 2022. The increase in time deposits was primarily driven by our prior strategy earlier in the year to lock in lower cost time deposits with maturities of less than 12 months to help reduce the volatility in our interest expense.

The following table presents the average deposits balances and average rate paid for the dates indicated (dollars in thousands).

	Average Balance		Average Cost Rate	
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Noninterest bearing deposits	$ 249,711	$ 276,742		
Interest checking	79,744	87,423	0.53 %	0.12 %
Money market	197,720	192,626	1.97 %	0.27 %
Savings	42,559	51,077	0.16 %	0.15 %
Certificates				
Less than $250,000	42,191	53,488	1.49 %	0.61 %
$250,000 or more	9,396	5,964	2.94 %	0.69 %
Total interest bearing deposits	371,610	390,578	1.42 %	0.28 %
Total deposits	$ 621,321	$ 667,320	0.85 %	0.16 %

The following table presents (in thousands) the scheduled maturities of time deposits greater than $250,000 which is the maximum FDIC insurance limit.

	December 31, 2023	December 31, 2022
Months to maturity:		
Three or less	$ 1,268	$ 480
Over three through six	3,889	1,093
Over six through twelve	3,449	2,630
Over twelve	539	537
Total	$ 9,145	$ 4,740

The variety of deposit accounts that we offer has allowed us to be competitive in obtaining funds and has allowed us to respond with flexibility to, although not to eliminate, the threat of disintermediation (the flow of funds away from depository institutions such as banking institutions into direct investment vehicles such as government and corporate securities). Our ability to attract and retain deposits, and our cost of funds, has been, and is expected to continue to be, significantly affected by money market conditions.

Borrowings

We utilize borrowings to supplement deposits to address funding or liability duration needs. For more financial data and other information about borrowings refer to Note 8 "Borrowings" in the "Notes to Consolidated Financial Statements" contained in Item 8 of this Form 10-K.

Off-balance sheet arrangements

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. For more financial data and other information about loans refer to Note 12 "Commitments and Contingencies" in the "Notes to Consolidated Financial Statements" contained in Item 8 of this Form 10-K.

Capital resources

Shareholders' equity at December 31, 2023 was $67,556,000 compared to $61,111,000 at December 31, 2022. The $6,445,000 increase in shareholders' equity during the twelve months ended December 31, 2023, was primarily due to the recognition of net income of $1,918,000, from December 31, 2022 to December 31, 2023, and the $5,268,000 decrease in accumulated other comprehensive loss. The decrease in accumulated other comprehensive loss was primarily the result of the balance sheet repositioning noted earlier and rate movements during the year ended December 31, 2023, which resulted in improved valuations on the remaining available for sale securities portfolio.

The following table presents the composition of regulatory capital and the capital ratios of the Bank at the dates indicated (dollars in thousands).

	December 31, 2023	December 31, 2022
Tier 1 capital		
Total bank equity capital	$ 77,151	$ 70,731
Net unrealized loss on available-for-sale securities	5,603	10,862
Defined benefit postretirement plan	10	19
Total Tier 1 capital	82,764	81,612
Tier 2 capital		
Allowance for credit losses	3,729	3,370
Tier 2 capital deduction	—	—
Total Tier 2 capital	3,729	3,370
Total risk-based capital	86,493	84,982
Risk-weighted assets	$ 596,946	$ 573,976
Average assets	$ 742,655	$ 745,120
Capital ratios		
Leverage ratio (Tier 1 capital to average assets)	11.14 %	10.95 %
Common equity tier 1 capital ratio (CET 1)	13.86 %	14.22 %
Tier 1 capital to risk-weighted assets	13.86 %	14.22 %
Total capital to risk-weighted assets	14.49 %	14.81 %
Equity to total assets	10.50 %	9.78 %

For more financial data and other information about capital resources refer to Note 13 "Shareholders' Equity and Regulatory Matters" and Note 15 "Trust Preferred Securities" in the "Notes to Consolidated Financial Statements" contained in Item 8 of this Form 10-K.

Liquidity

Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss, and the ability to raise additional funds by increasing liabilities. Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of our investment portfolio is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control.

At December 31, 2023 and 2022, our liquid assets, consisting of cash, cash equivalents and investment securities available for sale, totaled $123,299,000 and $150,531,000, or 16.74% and 20.81% of total assets, respectively. Investment securities traditionally provide a secondary source of liquidity since they can be converted into cash in a timely manner.

At December 31, 2023, the Company had approximately $209.1 million in uninsured deposits, which represents 34.62% of total deposits. Total liquidity sources at December 31, 2023 equal $149.5 million, or 71.5% of uninsured deposits.

The Company's internal policy limits wholesale deposits (i.e., brokered deposits and internet listing services) to 15 percent of total funding, representing $110.5 million of additional availability as of December 31, 2023. The Company had zero wholesale deposits as of December 31, 2023. The use of wholesale deposits in conjunction with the above liquidity sources would give the bank $260.0 million, or 124.3%, in uninsured deposit coverage.

Our holdings of liquid assets plus the ability to maintain and expand our deposit base and borrowing capabilities serve as our principal sources of liquidity. We plan to meet our future cash needs through the liquidation of temporary investments, the generation of deposits, and from additional borrowings. In addition, we will receive cash upon the maturity and sale of loans and the maturity of investment securities. We maintain three federal funds lines of credit with correspondent banks totaling $22.8 million for which there were no borrowings against the lines at December 31, 2023.

We are also a member of the FHLB, from which applications for borrowings can be made. The FHLB requires that securities, qualifying mortgage loans, and stock of the FHLB owned by the Bank be pledged to secure any advances from the FHLB. The unused borrowing capacity currently available from the FHLB at December 31, 2023 was $3.4 million, based on the Bank's qualifying collateral available to secure any future borrowings. However, we are able to pledge additional collateral to the FHLB in order to increase our available borrowing capacity up to 25% of assets.

Liquidity provides us with the ability to meet normal deposit withdrawals, while also providing for the credit needs of customers. We are committed to maintaining liquidity at a level sufficient to protect depositors, provide for reasonable growth, and fully comply with all regulatory requirements.

At December 31, 2023, we had commitments to originate $136,583,000 of loans. Fixed commitments to incur capital expenditures were less than $100,000 at December 31, 2023. Certificates of deposit scheduled to mature or reprice in the 12-month period ending December 31, 2024 total $38,603,000. We believe that a significant portion of such deposits will remain with us. We further believe that deposit growth, loan repayments and other sources of funds will be adequate to meet our foreseeable short-term and long-term liquidity needs.

Interest Rate Sensitivity

An important element of asset/liability management is the monitoring of our sensitivity to interest rate movements. In order to measure the effects of interest rates on our net interest income, management takes into consideration the expected cash flows from the securities and loan portfolios and the expected magnitude of the repricing of specific asset and liability categories. We evaluate interest sensitivity risk and then formulate guidelines to manage this risk based on management's outlook regarding the economy, forecasted interest rate movements and other business factors. Our goal is to maximize and stabilize the net interest margin by limiting exposure to interest rate changes.

Contractual principal repayments of loans do not necessarily reflect the actual term of our loan portfolio. The average lives of mortgage loans are substantially less than their contractual terms because of loan prepayments and because of enforcement of due-on-sale clauses, which gives us the right to declare a loan immediately due and payable in the event, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. In addition, certain borrowers increase their equity in the security property by making payments in excess of those required under the terms of the mortgage.

The sale of fixed rate loans is intended to protect us from precipitous changes in the general level of interest rates. The valuation of adjustable rate mortgage loans is not as directly dependent on the level of interest rates as is the value of fixed rate loans. As with other investments, we regularly monitor the appropriateness of the level of adjustable rate mortgage loans in our portfolio and may decide from time to time to sell such loans and reinvest the proceeds in other adjustable rate investments.

Impact of inflation and changing prices

The Company's financial statements included herein have been prepared in accordance with GAAP, which require the Company to measure financial position and operating results primarily in terms of historical dollars. Changes in the relative value of money due to inflation or recession are generally not considered. The primary effect of inflation on the operations of the Company is reflected in increased operating costs. In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond the control of the Company, including changes in the expected rate of inflation, the influence of general and local economic conditions and the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities.

LIBOR and Other Benchmark Rates

The administrator of LIBOR announced that the most commonly used U.S. dollar LIBOR settings would cease to be published or cease to be representative after June 30, 2023.

The Adjustable Interest Rate (LIBOR) Act, enacted in March 2022, provides a statutory framework to replace LIBOR with a benchmark rate based on the Secured Overnight Funding Rate ("SOFR") for contracts governed by U.S. law that have no or ineffective fallbacks. We have a number of borrowings and other financial instruments with attributes that are either directly or indirectly dependent on LIBOR. As a result of the announced discontinuation of LIBOR on June 30, 2023, the Company replaced the LIBOR leg of the calculated floating rate for these instruments with the corresponding term SOFR plus the applicable tenor spread adjustment as per the guidelines outlined within the final rulings under the Adjustable Interest Rate (LIBOR) Act published by the Board of Governors of the Federal Reserve System.

This transition did not have a significant impact on the Company's consolidated financial statements.

Critical Accounting Policies and Estimates

General

The accounting and reporting policies of the Company and the Bank are in accordance with GAAP and conform to general practices within the banking industry. The Company's financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities, and amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in the Company's consolidated financial position and/or results of operations.

The more critical accounting and reporting policies include the Company's accounting for the allowance for credit losses. The Company's accounting policies are fundamental to understanding the Company's consolidated financial position and consolidated results of operations. Accordingly, the Company's significant accounting policies are discussed in detail in Note 1 "Summary of Significant Accounting Policies" in the "Notes to Consolidated Financial Statements" contained in Item 8 of this Form 10-K.

The following is a summary of the Company's critical accounting policies that are highly dependent on estimates, assumptions, and judgments.

Allowance for Credit Losses

The allowance for credit losses consists of the allowance for credit losses on loans, reserve for unfunded commitments, and the allowance on securities.

The allowance for credit losses on loans is established as losses are estimated to have occurred through a provision for credit losses charged to earnings. Credit losses on loans are charged against the allowance when management believes the uncollectibility of a loan balance is probable. Subsequent recoveries, if any, are credited to the allowance.

The allowance for credit losses on loans, in management's judgement, represents the current estimate of expected credit losses over the term of loans held for investment, and is recorded at an amount that, in management's judgement, reduces the recorded investment in loans to the net amount expected to be collected. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectability of loans while taking into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions which may affect a borrower's ability to repay, overall portfolio quality, and review of specific potential losses. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The Company utilizes a third-party model to tabulate its estimate of current expected credit losses, using a WARM methodology. In accordance with ASC 326, the Company has segmented its loan portfolio based on similar risk characteristics by call report code. The Company primarily utilizes the short-term natural rate of unemployment forecast based on the Federal Open Market Committee's projection of unemployment for its reasonable and supportable forecasting of current expected credit losses using a statistical regression analysis. For the periods beyond the reasonable and supportable forecast period, projections of expected credit losses are based on a reversion to the long-run mean for the national unemployment rate. To further adjust the allowance for credit losses for expected losses not already included within the quantitative component of the calculation, the Company may consider the following qualitative adjustment factors: changes in lending policies and procedures including changes in underwriting standards, and collections, charge-offs, and recovery practices, changes in international, national, regional, and local conditions, changes in the nature and volume of the portfolio and terms of loans, changes in experience, depth, and ability of lending management, changes in the volume and severity of past due loans and other similar conditions, changes in the quality of the organization's loan review system, changes in the value of underlying collateral for collateral dependent loans, the existence and effect of any concentrations of credit and changes in the levels of such concentrations, and the effect of other external factors (i.e. competition, legal and regulatory requirements) on the level of estimated credit losses.

Loans that do not share common risk characteristics with other loans are evaluated individually and are not included in the collective analysis. The allowance for credit losses on loans that are individually evaluated may be estimated based on their expected cash flows, or, in the case of loans for which repayment is expected substantially through the operation or sale of collateral when the borrower is experiencing financial difficulty, may be measured based on the fair value of the collateral less estimated costs to sell.

The Company records a reserve, reported in other liabilities, for expected credit losses on commitments to extend credit that are not unconditionally cancelable by the Company. The reserve for unfunded commitments is measured based on the principles utilized in estimating the allowance for credit losses on loans and an estimate of the amount of unfunded commitments expected to be advanced. Changes in the reserve for unfunded commitments are recorded through the provision for credit losses.

The fair value of investment securities available for sale is estimated based on quoted prices for similar assets determined by bid quotations received from independent pricing services. For those debt securities whose fair value is less than their amortized cost basis, we consider our intent to sell the security, whether it is more likely than not that we will be required to sell the security before recovery and if we do not expect to recover the entire amortized cost basis of the security. In analyzing an issuer's financial condition, we may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and the results of reviews of the issuer's financial condition. If, however, the Company does not intend to sell the security and it is not more-likely-than-not that the Company will be required to sell the security before recovery, the Company evaluates unrealized losses to determine whether a decline in fair value below amortized cost basis is a result of a credit loss, which occurs when the amortized cost basis of the security exceeds the present value of the cash flows expected to be collected from the security, or other factors such as changes in market interest rates. If a credit loss exists, an allowance for credit losses is recorded that reflects the amount of the impairment related to credit losses, limited by the amount by which the security's amortized cost basis exceeds its fair value. Changes in the allowance for credit losses are recorded in net income in the period of change and are included in provision for credit losses. Changes in the fair value of debt securities available for sale not resulting from credit losses are recorded in other comprehensive income (loss). The Company regularly reviews unrealized losses in its investments in securities and cash flows expected to be collected from impaired securities based on criteria including the extent to which market value is below amortized cost, the financial health of and specific prospects for the issuer, the Company's intention with regard to holding the security to maturity and the likelihood that the Company would be required to sell the security before recovery.

New accounting standards

For information regarding recent accounting pronouncements and their effect on us, see "New Accounting Pronouncements" in Note 1 "Summary of Significant Accounting Policies" in the "Notes to Consolidated Financial Statements" contained in Item 8 of this Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements and related footnotes of the Company are presented following.



Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Village Bank and Trust Financial Corp.
Midlothian, Virginia

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Village Bank and Trust Financial Corp. and its subsidiary (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Standard
As discussed in Notes 1 and 4 to the financial statements, the Company has changed its method of accounting for the allowance for credit losses in 2023 due to the adoption of ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments*, including all related amendments.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Loans Collectively Evaluated for Losses

As described in Note 1 – Summary of Significant Accounting Policies and Note 4 – Allowance for Credit Losses to the consolidated financial statements, the Company changed its method of accounting for credit losses on January 1, 2023, due to the adoption of Accounting Standards Update 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as amended. The allowance for credit losses on loans (ACLL) is a valuation allowance that represents management's best estimate of expected credit losses on loans measured at amortized cost considering available information, from internal and external sources, relevant to assessing collectability over the loans' contractual terms. Loans which share common risk characteristics are pooled and collectively evaluated by the Company using historical data, as well as assessments of current conditions and reasonable and supportable forecasts of future conditions. The Company's ACLL related to collectively evaluated loans made up the total recorded ACLL of $3.4 million as of December 31, 2023. The collectively evaluated ACLL consists of quantitative and qualitative components.

The quantitative component consists of loss estimates derived from a weighted average remaining maturity ("WARM") model using external observations of historical loan losses adjusted for estimated attrition and forecasts of future conditions over a reasonable and supportable period. These estimates consider large amounts of data in tabulating loss and attrition rates and require complex calculations as well as management judgment in the selection of appropriate inputs.

In addition to the quantitative component, the collectively evaluated ACLL also includes a qualitative component which aggregates management's assessment of available information relevant to assessing collectability that is not captured in the quantitative loss estimation process. Factors considered by management in developing its qualitative estimates include: changes in lending policies and procedures, changes in international, national, regional and local economic conditions, changes in the nature and volume of the portfolio and terms of loans, changes in the experience, depth, and ability of lending management, changes in the volume and severity of past due loans and other similar conditions, changes in the quality of the Company's loan review system, changes in the value of underlying collateral for collateral dependent loans, the existence and effect of any concentrations of credit and changes in the level of such concentrations and the effect of other external factors (i.e. competition, legal and regulatory requirements, etc.) on the level of credit losses.

Management exercised significant judgment when estimating the ACLL on collectively evaluated loans. We identified the estimation of the collectively evaluated ACLL as a critical audit matter as auditing the collectively evaluated ACLL involved especially complex and subjective auditor judgment in evaluating management's assessment of the inherently subjective estimates.

The primary audit procedures we performed to address this critical audit matter included:

- Substantively testing management's process for measuring the collectively evaluated ACLL, including:
  - Evaluating conceptual soundness, assumptions, and key data inputs of the Corporation's WARM methodology, including the identification of loan pools, the calculation of loss rate inputs, and the calculation of attrition rate inputs for each pool.
  - Evaluating the methodology and testing the accuracy of incorporating reasonable and supportable forecasts in the collectively evaluated ACLL estimate.
  - Evaluating the completeness and accuracy of data inputs used as a basis for the qualitative factors.
  - Evaluating the qualitative factors for directional consistency in comparison to prior periods and for reasonableness in comparison to underlying supporting data.

- o Testing the mathematical accuracy of the ACLL for collectively evaluated loans including both the quantitative and qualitative components of the calculation.

/s/ Yount, Hyde & Barbour, P.C.

We have served as the Company's auditor since 2018.

Richmond, Virginia
March 22, 2024

Village Bank and Trust Financial Corp. and Subsidiary
Consolidated Balance Sheets
December 31, 2023 and 2022

(in thousands, except share and per share data)

		December 31, 2023		December 31, 2022
Assets				
Cash and due from banks	$	10,383	$	12,062
Federal funds sold		7,331		4,616
Total cash and cash equivalents		17,714		16,678
Investment securities available for sale, at fair value		105,585		133,853
Restricted stock, at cost		2,985		1,564
Loans held for sale		4,983		2,268
Loans				
Outstandings		575,008		538,427
Allowance for credit losses		(3,423)		(3,370)
Deferred costs, net		803		588
Total loans, net		572,388		535,645
Premises and equipment, net		11,760		11,748
Bank owned life insurance		13,120		12,798
Accrued interest receivable		3,827		3,651
Other assets		4,254		5,065
Total Assets	$	736,616	$	723,270
Liabilities and Shareholders' Equity				
Liabilities				
Deposits				
Noninterest bearing demand	$	247,624	$	255,236
Interest bearing		357,721		369,507
Total deposits		605,345		624,743
Long-term debt - trust preferred securities		8,764		8,764
Subordinated debt, net		5,700		5,692
Federal Home Loan Bank advances		45,000		20,000
Accrued interest payable		210		70
Other liabilities		4,041		2,890
Total liabilities		669,060		662,159
Shareholders' equity				
Common stock, $4 par value, 10,000,000 shares authorized; 1,492,879 shares issued and outstanding at December 31, 2023 and 1,482,790 shares issued and outstanding at December 31, 2022		5,908		5,868
Additional paid-in capital		55,486		55,167
Retained earnings		11,775		10,957
Stock in directors rabbi trust		(467)		(689)
Directors deferred fees obligation		467		689
Accumulated other comprehensive loss		(5,613)		(10,881)
Total shareholders' equity		67,556		61,111
Total liabilities and shareholders' equity	$	736,616	$	723,270

See accompanying notes to consolidated financial statements.

Village Bank and Trust Financial Corp. and Subsidiary
Consolidated Statements of Income
Years Ended December 31, 2023 and 2022

(in thousands, except per share data)

	Year Ended December 31,	
	2023	**2022**
Interest income		
Loans	$ 29,493	$ 24,776
Investment securities	3,198	2,244
Federal funds sold	583	467
Total interest income	33,274	27,487
Interest expense		
Deposits	5,295	1,079
Borrowed funds	2,691	702
Total interest expense	7,986	1,781
Net interest income	25,288	25,706
Provision for (recovery of) credit losses	50	(300)
Net interest income after provision for (recovery of) credit losses	25,238	26,006
Noninterest income		
Service charges and fees	2,738	2,625
Mortgage banking income, net	1,690	3,427
Loss on sale of investment securities, net	(4,986)	—
Gain on sale of Small Business Administration loans	—	79
Other	522	471
Total noninterest income (loss)	(36)	6,602
Noninterest expense		
Salaries and benefits	13,389	13,768
Occupancy	1,242	1,216
Equipment	1,112	1,102
Supplies	162	158
Data processing	1,943	1,389
Professional and outside services	1,598	1,387
Advertising and marketing	404	386
FDIC insurance premium	298	237
Other operating expense	2,889	2,670
Total noninterest expense	23,037	22,313
Income before income tax expense	2,165	10,295
Income tax expense	247	1,990
Net income	$ 1,918	$ 8,305
Earnings per share, basic	$ 1.29	$ 5.62
Earnings per share, diluted	$ 1.29	$ 5.62

See accompanying notes to consolidated financial statements.

Village Bank and Trust Financial Corp. and Subsidiary
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2023 and 2022

(in thousands)

| | Year Ended December 31, | |
	2023	**2022**
Net income	$ 1,918	$ 8,305
Other comprehensive income (loss)		
Unrealized holding gains (losses) arising during the period	1,671	(12,843)
Tax effect	(351)	2,697
Net change in unrealized holding gains (losses) on securities available for sale, net of tax	1,320	(10,146)
Reclassification adjustment		
Reclassification adjustment for losses realized in income	4,986	—
Tax effect	(1,047)	—
Reclassification for gains included in net income, net of tax	3,939	—
Minimum pension adjustment	14	14
Tax effect	(5)	(5)
Minimum pension adjustment, net of tax	9	9
Total other comprehensive income (loss)	5,268	(10,137)
Total comprehensive income (loss)	$ 7,186	$ (1,832)

See accompanying notes to consolidated financial statements.

Village Bank and Trust Financial Corp. and Subsidiary
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2023 and 2022

(in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stock in Directors Rabbi Trust	Directors Deferred Fees Obligation	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2021	$ 5,822	$ 54,814	$ 3,509	$ (730)	$ 730	$ (744)	$ 63,401
Vesting of restricted stock	43	(43)	—	41	(41)	—	—
Exercise of stock options	3	15	—	—	—	—	18
Stock based compensation	—	381	—	—	—	—	381
Cash dividends declared ($0.58 per share)	—	—	(857)	—	—	—	(857)
Net income	—	—	8,305	—	—	—	8,305
Other comprehensive loss	—	—	—	—	—	(10,137)	(10,137)
Balance, December 31, 2022	$ 5,868	$ 55,167	$ 10,957	$ (689)	$ 689	$ (10,881)	$ 61,111
Vesting of restricted stock	40	(40)	—	222	(222)	—	—
Stock based compensation	—	359	—	—	—	—	359
Cash dividends declared ($0.66 per share)	—	—	(981)	—	—	—	(981)
Impact of adoption of ASC 326	—	—	(119)	—	—	—	(119)
Net income	—	—	1,918	—	—	—	1,918
Other comprehensive income	—	—	—	—	—	5,268	5,268
Balance, December 31, 2023	$ 5,908	$ 55,486	$ 11,775	$ (467)	$ 467	$ (5,613)	$ 67,556

See accompanying notes consolidated financial statements.

Village Bank and Trust Financial Corp. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2023 and 2022

(in thousands)

		Year Ended December 31,		
		2023		**2022**
Cash Flows from Operating Activities				
Net income	$	1,918	$	8,305
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		604		546
Amortization of debt issuance costs		8		32
Deferred income taxes		101		146
Provision for (recovery of) credit losses		50		(300)
Loss on sale of investment securities		4,986		—
Gain on sale of Small Business Administration loans		—		(79)
Gain on sales of loans held for sale		(2,409)		(4,751)
Loss on disposal of premises and equipment		—		3
Stock compensation expense		359		381
Proceeds from sale of mortgage loans		112,720		169,995
Origination of mortgage loans held for sale		(113,026)		(162,371)
Amortization of premiums and accretion of discounts on securities, net		(221)		58
Increase in bank owned life insurance		(322)		(304)
Net change in:				
Interest receivable		(176)		(406)
Other assets		(649)		2,582
Interest payable		140		2
Other liabilities		874		(3,570)
Net cash provided by operating activities		4,957		10,269
Cash Flows from Investing Activities				
Purchases of available for sale securities		(38,747)		(65,488)
Proceeds from the sale of available for sale securities		50,079		—
Proceeds from maturities, calls and paydowns of available for sale securities		18,829		13,433
Net increase in loans		(36,666)		(12,665)
Purchases of premises and equipment, net		(616)		(473)
Purchase of restricted stock, net		(1,421)		(870)
Net cash used in investing activities		(8,542)		(66,063)
Cash Flows from Financing Activities				
Proceeds from exercise of stock options		—		18
Cash dividends paid		(981)		(857)
Net decrease in deposits		(19,398)		(39,305)
Net increase in other borrowings		25,000		20,000
Net cash provided by (used in) financing activities		4,621		(20,144)
Net increase (decrease) in cash and cash equivalents		1,036		(75,938)
Cash and cash equivalents, beginning of period		16,678		92,616
Cash and cash equivalents, end of period	$	17,714	$	16,678
Supplemental Disclosure of Cash Flow Information				
Cash payments for interest	$	7,846	$	1,779
Cash payments for taxes	$	608	$	1,960
Supplemental Schedule of Non-Cash Activities				
Unrealized gains (losses) on securities available for sale	$	6,658	$	(12,843)
Right of use assets obtained in exchange for new operating lease liabilities	$	—	$	263
Minimum pension adjustment	$	14	$	14

See accompanying notes to consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

The accounting and reporting policies of Village Bank and Trust Financial Corp. and subsidiary (the "Company") conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practice within the banking industry. The following is a description of the more significant of those policies:

Business

The Company is the holding company of Village Bank (the "Bank"). The Bank opened to the public on December 13, 1999 as a traditional community bank offering deposit and loan services to individuals and businesses in the Richmond, Virginia metropolitan area. In 2017, the Bank entered the Williamsburg, Virginia market by opening a full service branch. Village Bank Mortgage Corporation (the "Mortgage Company") is a full service mortgage banking company wholly-owned by the Bank.

The Bank is subject to regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. As a consequence of the extensive regulation of commercial banking activities, the Bank's business is susceptible to being affected by state and federal legislation and regulations.

The majority of the Company's real estate loans are collateralized by properties in the Richmond, Virginia metropolitan area. Accordingly, the ultimate collectability of those loans collateralized by real estate is particularly susceptible to changes in market conditions in the Richmond area.

Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company, the Bank and the Mortgage Company. All material intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior year financial statements to conform to current year presentation. The results of the reclassifications are not considered material.

New Accounting Standards Adopted

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." The amendments in this ASU, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Among other things, the ASU also amended the impairment model for available for sale securities and addressed purchased financial assets with deterioration. The company adopted ASU 2016-13 as of January 1, 2023 in accordance with the required implementation date and recorded the impact of adoption to retained earnings, net of deferred income taxes, as required by the standard. This standard is commonly referred to as the current expected credit loss ("CECL") methodology. As a result of adoption of Accounting Standards of Codification ("ASC") 326, the Company recorded a net decrease to retained earnings of $119,000, net of taxes, which consisted of adjustments to the allowance for credit losses on loans as well as an adjustment to the Company's reserve for unfunded loan commitments. Subsequent to adoption, the Company will record adjustments to its allowance for credit losses and reserves for unfunded commitments through the provision for credit losses in the consolidated statements of income.

The Company is utilizing a third-party model to tabulate its estimate of current expected credit losses, using a weighted average remaining maturity ("WARM") methodology. In accordance with ASC 326, the Company has segmented its loan portfolio based on similar risk characteristics by call report code. The Company's forecast of estimated expected losses is based on a twelve-month forecast of the national rate of unemployment and external observations of historical loan losses. The Company uses the Federal Open Market Committee's projection of unemployment for its reasonable and supportable forecasting of current expected credit losses. For the periods beyond the reasonable and supportable forecast period, projections of expected credit losses are based on a reversion to the long-run mean for the national unemployment rate. To further adjust the allowance for credit losses for expected losses not already included within the quantitative component of the calculation, the Company may consider the following qualitative adjustment factors: changes in lending policies and procedures including changes in underwriting standards, changes in collections, charge-offs, and recovery practices, changes in international, national, regional, and local conditions, changes in the nature and volume of the portfolio and terms of loans, changes in experience, depth, and ability of lending management, changes in the volume and severity of past due loans and other similar conditions, changes in the quality of the organization's loan review system, changes in the value of underlying collateral for collateral dependent loans, the existence and effect of any concentrations of credit and changes in the levels of such concentrations, and the effect of other external factors (i.e. competition, legal and regulatory requirements) on the level of estimated credit losses. The Company's CECL implementation process was overseen by the Chief Financial Officer and included an assessment of data availability and gap analysis, data collection, consideration and analysis of multiple loss estimation methodologies, an assessment of relevant qualitative factors and correlation analysis of multiple potential loss drivers and their impact on the Company's historical loss experience. During 2022, the Company calculated its current expected credit losses model in parallel to its incurred loss model to further refine the methodology and model. In addition, the Company utilized internal personnel who were not involved in the development of the model to perform a comprehensive model validation.

The following table illustrates the impact of ASC 326 adoption (in thousands):

	December 31, 2022 As Previously Reported (Incurred Loss)	January 1, 2023 Impact of CECL Adoption	January 1, 2023 As Reported Under CECL
Assets:			
Loans			
Construction and land development			
Residential	$ 79	$ 3	$ 82
Commercial	192	34	226
	271	37	308
Commercial real estate			
Owner occupied	867	(475)	392
Non-owner occupied	1,289	192	1,481
Multifamily	33	7	40
Farmland	—	—	—
	2,189	(276)	1,913
Consumer real estate			
Home equity lines	11	24	35
Secured by 1-4 family residential			
First deed of trust	131	76	207
Second deed of trust	43	25	68
	185	125	310
Commercial and industrial loans			
(except those secured by real estate)	576	1	577
Student loans	52	—	52
Consumer and other	37	(5)	32
Unallocated	60	(9)	51
Allowance for credit losses	3,370	(127)	3,243
Liabilities			
Allowance for credit losses on unfunded credit exposure	—	277	277
Total Allowance for credit losses	$ 3,370	$ 150	$ 3,520

On January 1, 2023, the Company adopted ASU 2022-02 "Financial Instruments – Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures," which removed the recognition and measurement guidance on troubled debt restructurings ("TDRs") and added disclosures on the financial effect and subsequent performance of certain types of modifications made to borrowers experiencing financial difficulties. Upon adoption of the standard, the Company recorded a reduction of $8,000 in the allowance for credit losses for the impact of changes in methodology used to estimate the allowance for credit losses for non-collateral dependent TDRs. There was no impact to the valuation of loans previously classified as collateral dependent TDRs. The allowance for loan and lease losses for modified loans is determined in a manner consistent with the methodology for loans under ASC 326.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheets dates and revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change include the determination of the allowance for credit losses and its related provision, including impaired loans, and the valuation of deferred tax assets.

Securities

At the time of purchase, debt securities are classified into the following categories: held to maturity, available for sale or trading. Debt securities that the Company has both the positive intent and ability to hold to maturity are classified as held to maturity. Held to maturity securities are stated at amortized cost adjusted for amortization of premiums and accretion of discounts on purchase using a method that approximates the effective interest method. Investments classified as trading or available for sale are stated at fair value. Changes in fair value of trading investments are included in current earnings while changes in fair value of available for sale investments are excluded from current earnings and reported, net of taxes, as a separate component of other comprehensive income (loss). Presently, the Company does not maintain a portfolio of trading or held to maturity securities.

The fair value of investment securities available for sale is estimated based on quoted prices for similar assets determined by bid quotations received from independent pricing services. For those debt securities whose fair value is less than their amortized cost basis, we consider our intent to sell the security, whether it is more likely than not that we will be required to sell the security before recovery and if we do not expect to recover the entire amortized cost basis of the security. In analyzing an issuer's financial condition, we may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and the results of reviews of the issuer's financial condition. If, however, the Company does not intend to sell the security and it is not more-likely-than-not that the Company will be required to sell the security before recovery, the Company evaluates unrealized losses to determine whether a decline in fair value below amortized cost basis is a result of a credit loss, which occurs when the amortized cost basis of the security exceeds the present value of the cash flows expected to be collected from the security, or other factors such as changes in market interest rates. If a credit loss exists, an allowance for credit losses is recorded that reflects the amount of the impairment related to credit losses, limited by the amount by which the security's amortized cost basis exceeds its fair value. Changes in the allowance for credit losses are recorded in net income in the period of change and are included in provision for credit losses. Changes in the fair value of debt securities available for sale not resulting from credit losses are recorded in other comprehensive income (loss). The Company regularly reviews unrealized losses in its investments in securities and cash flows expected to be collected from impaired securities based on criteria including the extent to which market value is below amortized cost, the financial health of and specific prospects for the issuer, the Company's intention with regard to holding the security to maturity and the likelihood that the Company would be required to sell the security before recovery.

Restricted stock, at cost. The Company is required to maintain an investment in the capital stock of certain correspondent banks. The Company's investment in these securities is recorded at cost.

Interest income is recognized when earned. Realized gains and losses for securities classified as available-for-sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Mortgage Banking and Derivatives

Loans held for sale. The Company, through the Bank's mortgage banking subsidiary, the Mortgage Company, originates residential mortgage loans for sale in the secondary market. Residential mortgage loans held for sale are sold to the permanent investor with the mortgage servicing rights released. The Company uses fair value accounting for its entire portfolio of loans held for sale ("LHFS") in accordance with ASC 820 - Fair Value Measurement and Disclosures. Fair value of the Company's LHFS is based on observable market prices for identical instruments traded in the secondary mortgage loan markets in which the Company conducts business and totaled $5.0 million as of December 31, 2023, of which $4.8 million is related to unpaid principal, and totaled $2.3 million as of December 31, 2022, of which $2.2 million is related to unpaid principal. The Company's portfolio of LHFS is classified as Level 2.

Interest Rate Lock Commitments and Forward Sales Commitments. The Company, through the Mortgage Company, enters into commitments to originate residential mortgage loans in which the interest rate on the loan is determined prior to funding, termed interest rate lock commitments ("IRLCs"). Such rate lock commitments on mortgage loans to be sold in the secondary market are considered to be derivatives. Upon entering into a commitment to originate a loan, the Company protects itself from changes in interest rates during the period prior to sale by requiring a firm purchase agreement from a permanent investor before a loan can be closed (forward sales commitment). The Company locks in the loan and rate with an investor and commits to deliver the loan if settlement occurs on a best efforts basis, thus limiting interest rate risk. Certain additional risks exist if the investor fails to meet its purchase obligation; however, based on historical performance and the size and nature of the investors the Company does not expect them to fail to meet their obligation. The Company determines the fair value of IRLCs based on the price of the underlying loans obtained from an investor for loans that will be delivered on a best efforts basis while taking into consideration the probability that the rate lock commitments will close. The fair value of these derivative instruments is reported in "Other Assets" in the Consolidated Balance Sheet at December 31, 2023, and totaled $271,000, with a notional amount of $7.5 million and total positions of 27, and at December 31, 2022, totaled $142,000, with a notional amount of $9.9 million and total positions of 31. Changes in fair value are recorded as a component of mortgage banking income, net in the Consolidated Income Statement for the years ended December 31, 2023, and December 31, 2022. The Company's IRLCs are classified as Level 2. At December 31, 2023 and December 31, 2022, each IRLC and all LHFS were subject to a forward sales commitment on a best efforts basis.

The Company uses fair value accounting for its forward sales commitments related to IRLCs and LHFS under ASC 825-10-15-4(b). The fair value of forward sales commitments is reported in "Other Liabilities" in the Consolidated Balance Sheet at December 31, 2023, and totaled $506,000, with a notional amount of $12.3 million and total positions of 47, and at December 31, 2022, totaled $207,000, with a notional amount of $12.1 million and total positions of 38.

Transfers of financial assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Bank and put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets. Our transfers of financial assets are limited to commercial loan participations sold, which were insignificant for 2023 and 2022 and the sale of residential mortgage loans in the secondary market; the extent of which are disclosed in the Consolidated Statements of Cash Flows.

Loans

Loans are stated at the principal amount outstanding, net of unearned income. Loan origination fees and certain direct loan origination costs are deferred and amortized to interest income over the life of the loan as an adjustment to the loan's yield over the term of the loan.

A loan's past due status is based on the contractual due date of the most delinquent payment dates. Interest is accrued on outstanding principal balances, unless the Company considers collection to be doubtful. Commercial and unsecured consumer loans are designated as nonaccrual when payment is delinquent 90 days or at the point which the Company considers collection doubtful, if earlier. Mortgage loans and most other types of consumer loans past due 90 days or more may remain on accrual status if management determines that such amounts are collectible. When loans are placed in nonaccrual status, previously accrued and unpaid interest is reversed against interest income in the current period and interest is subsequently recognized only to the extent cash is received as long as the remaining recorded investment in the loan is deemed fully collectible. Loans may be placed back on accrual status when, in the opinion of management, the circumstances warrant such action such as a history of timely payments subsequent to being placed on nonaccrual status, additional collateral is obtained or the borrowers cash flows improve.

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The total contractual amount of standby letters of credit, whose contract amounts represent credit risk, was approximately $1,202,000 at December 31, 2023 and approximately $922,000 at December 31, 2022.

Below is a summary of the current loan segments:

Construction and land development loans consist primarily of loans for the purchase or refinance of unimproved lots or raw land. Additionally, the Company finances the construction of real estate projects typically where the permanent mortgage will remain with the Company. Specific underwriting guidelines are delineated in the Bank's loan policies. Construction and land development loans carry risks that the project will not be finished according to schedule, the project will not be finished according to budget and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure unrelated to the project.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those specific to real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts, and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. Management monitors and evaluates commercial real estate loans based on cash flows, collateral, geography and risk grade criteria. Commercial real estate loans carry risks associated with the successful operation of a business or a real estate project, in addition to other risks associated with the ownership of real estate, because the repayment of these loans may be dependent upon the profitability and cash flows of the business or project.

Consumer real estate loans include consumer purpose 1-to-4 family residential properties and home equity loans. Consumer purpose loans have underwriting standards that are heavily influenced by statutory requirements, which include, but are not limited to, documentation requirements, limits on maximum loan-to-value percentages, and collection remedies. Loans to finance 1-4 family investment properties are primarily dependent upon rental income generated from the property and secondarily supported by the borrower's personal income. The Company typically originates residential mortgages through our mortgage company and these loans are sold to secondary mortgage market correspondents. Consumer real estate loans carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral.

Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand its business. Management examines current and projected cash flows to determine the ability of borrowers to repay their obligations as agreed. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected, and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable, inventory or marketable securities and may incorporate personal guarantees; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. Government guaranteed balances represent Small Business Administration ("SBA") loans originated by the Bank according to SBA guidelines.

We also purchase the guaranteed portion of United State Department of Agriculture Loans ("USDA") which are guaranteed by the USDA for 100% of the principal and interest. The originating institution holds the unguaranteed portion of the loan and services the loan. These loans are typically purchased at a premium. In the event of a loan default or early prepayment the Bank may need to write off any unamortized premium. These loans are included in the commercial and industrial loan segment.

Consumer and other loans are generally small loans spread across many borrowers and are underwritten after determining the ability of the consumer borrower to repay their obligations as agreed. The underwriting standards are influenced by credit history, ability to repay, and loan-to-value. Consumer loans may be secured or unsecured and are comprised of revolving lines, installment loans and other consumer loans. Consumer and other loans carry risks associated with the continued credit-worthiness of the borrower and the value of the collateral, or lack thereof. Consumer loans are more likely than real estate loans to be immediately adversely affected by job loss, divorce, illness or personal bankruptcy.

Guaranteed student loans The Bank purchases Federal Rehabilitated Student Loan portfolios when approved by the Board of Directors. These loans are guaranteed by the U.S. Department of Education ("DOE") which covers approximately 98% of the principal and interest. These loans are serviced by a third party servicer that specializes in handling these types of loans.

Allowance for Credit Losses

The allowance for credit losses consists of the allowance for credit losses on loans, reserve for unfunded commitments, and the allowance on securities.

The allowance for credit losses on loans is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Credit losses on loans are charged against the allowance when management believes the uncollectibility of a loan balance is probable. Subsequent recoveries, if any, are credited to the allowance.

The allowance for credit losses on loans, in management's judgement, represents the current estimate of expected credit losses over the term of loans held for investment, and is recorded at an amount that, in management's judgement, reduces the recorded investment in loans to the net amount expected to be collected. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectability of loans while taking into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions which may affect a borrower's ability to repay, overall portfolio quality, and review of specific potential losses. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The Company utilizes a third-party model to tabulate its estimate of current expected credit losses, using a WARM methodology. In accordance with ASC 326, the Company has segmented its loan portfolio based on similar risk characteristics by call report code. The Company primarily utilizes the short-term natural rate of unemployment forecast based on the Federal Open Market Committee's projection of unemployment for its reasonable and supportable forecasting of current expected credit losses using a statistical regression analysis. For the periods beyond the reasonable and supportable forecast period, projections of expected credit losses are based on a reversion to the long-run mean for the national unemployment rate. To further adjust the allowance for credit losses for expected losses not already included within the quantitative component of the calculation, the Company may consider the following qualitative adjustment factors: changes in lending policies and procedures including changes in underwriting standards, and collections, charge-offs, and recovery practices, changes in international, national, regional, and local conditions, changes in the nature and volume of the portfolio and terms of loans, changes in experience, depth, and ability of lending management, changes in the volume and severity of past due loans and other similar conditions, changes in the quality of the organization's loan review system, changes in the value of underlying collateral for collateral dependent loans, the existence and effect of any concentrations of credit and changes in the levels of such concentrations, and the effect of other external factors (i.e. competition, legal and regulatory requirements) on the level of estimated credit losses.

Loans that do not share common risk characteristics with other loans are evaluated individually and are not included in the collective analysis. The allowance for credit losses on loans that are individually evaluated may be estimated based on their expected cash flows, or, in the case of loans for which repayment is expected substantially through the operation or sale of collateral when the borrower is experiencing financial difficulty, may be measured based on the fair value of the collateral less estimated costs to sell.

The Company records a reserve, reported in other liabilities, for expected credit losses on commitments to extend credit that are not unconditionally cancelable by the Company. The reserve for unfunded commitments is measured based on the principles utilized in estimating the allowance for credit losses on loans and an estimate of the amount of unfunded commitments expected to be advanced. Changes in the reserve for unfunded commitments are recorded through the provision for credit losses.

Other real estate owned

Real estate acquired through or in lieu of foreclosure is initially recorded at estimated fair value less estimated selling costs establishing a new cost basis. There were no assets held as other real estate owned ("OREO") as of December 31, 2023 and December 31, 2022. Subsequent to the date of acquisition, it is carried at the lower of cost or fair value, adjusted for net selling costs. If fair value declines subsequent to foreclosure a valuation allowance is recorded through expense. Operating costs after acquisition are expensed as incurred. Costs relating to the development and improvement of such property are capitalized when appropriate, whereas those costs relating to holding the property are expensed.

Assets held for sale

There were no assets held for sale at December 31, 2023 and 2022. The Company periodically evaluates the value of assets held for sale and records an impairment charge for any subsequent declines in fair value less selling costs.

Premises and equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of buildings and improvements is computed using the straight-line method over the estimated useful lives of the assets of 39 years. Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Amortization of premises (leasehold improvements) is computed using the straight-line method over the term of the lease or estimated lives of the improvements, whichever is shorter.

Supplemental Executive Retirement Plan

The Company recognizes the unfunded status of its Supplemental Executive Retirement Plan (the "SERP") as a liability in its Consolidated Balance Sheets, measured at the projected benefit obligation as of December 31, 2023 and 2022. Net periodic pension costs are recorded each period based on actuarially determined amounts in accordance with GAAP and recognized in salaries and employment benefits in the Consolidated Statements of Income. Actuarial determinations of net periodic pension cost are based on assumptions related to discount rates, employee compensation and mortality and interest crediting rates. Other changes in the status of the plan are recorded in the year in which the changes occur through other comprehensive income.

Income taxes

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on recorded deferred income taxes of a change in tax laws or rates is recognized in income in the period that includes the enactment date. To the extent that available evidence about the future raises doubt about the realization of a deferred income tax asset, a valuation allowance is established. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Interest and penalties associated with unrecognized tax benefits are classified as taxes other than income in the statement of income. The Company has no uncertain tax positions.

Consolidated statements of cash flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, due from banks (including cash items in process of collection), interest-bearing deposits with banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Cash flows from loans originated by the Bank for investment and deposits are reported net.

Comprehensive income

Total comprehensive income (loss) consists of net income and other comprehensive income (loss). At December 31, 2023 and 2022, the accumulated other comprehensive income (loss) was comprised of unrealized (losses) on securities available for sale of ($5,603,000) and ($10,862,000), and unfunded pension liability of ($10,000) and ($19,000) net of tax, respectively.

Earnings per common share

Basic earnings per common share represent net income available to common shareholders, which represents net income less dividends paid or payable to preferred stock shareholders, divided by the weighted-average number of common shares outstanding during the period, inclusive of unvested restricted shares (Note 10). For diluted earnings per common share, net income available to common shareholders is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilutive effect of stock options, as well as any adjustment to income that would result from the assumed issuance. The effects of stock options and warrants are excluded from the computation of diluted earnings per common share in periods in which the effect would be antidilutive. Stock options and warrants are antidilutive if the underlying average market price of the stock that can be purchased for the period is less than the exercise price of the option or warrant. Potential dilutive common shares that may be issued by the Company relate solely to outstanding stock options and warrants and are determined using the treasury stock method.

Stock incentive plan

On May 26, 2015, the Company's shareholders approved the adoption of the Village Bank and Trust Financial Corp. 2015 Stock Incentive Plan (the "2015 Plan") authorizing the issuance of up to 60,000 shares of common stock. On May 19, 2020, the Company's shareholders approved an amendment to the 2015 Plan authorizing the issuance of up to 120,000 shares of common stock. See Note 14 for more information on the 2015 Plan.

Fair values of financial instruments

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability (exit price) shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are independent, knowledgeable, able to transact and willing to transact. See Note 18 for the methods and assumptions the Company uses in estimating fair values of financial instruments.

Revenue recognition

The Company recognizes revenue as it is earned in accordance with ASU 2014-09. The following discussion is of revenues that are within the scope of the this guidance:

- *Debit and credit interchange fee income* - Card processing fees consist of interchange fees from consumer debit and credit card networks and other card related services. Interchange fees are based on purchase volumes and other factors and are recognized as transactions occur.
- *Service charges on deposit accounts* - Revenue from service charges on deposit accounts is earned through deposit-related services, as well as overdraft, non-sufficient funds, account management and other deposit related fees. Revenue is recognized for these services either over time, corresponding with deposit accounts' monthly cycle, or at a point in time for transactional related services and fees.
- *Service charges on loan accounts* - Revenue from loan accounts consists primarily of fees earned on prepayment penalties. Revenue is recognized for the services at a point in time for transactional related services and fees.
- *Gains/Losses on sale of OREO* - The Company records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer.
- *Gains/Losses on sale of assets held for sale* – The Company records a gain or loss from the sale of assets held for sale when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of assets held for sale to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probably. Once these criteria are met, the asset held for sale is derecognized and the gain or loss on sale is recorded upon transfer of control of the property to the buyer.

Segments

The Company has two reportable segments: traditional commercial banking and mortgage banking. Revenues from commercial banking operations consist primarily of interest earned on loans and securities and fees from deposit services. Mortgage banking operating revenues consist principally of interest earned on mortgage LHFS, gains on sales of loans in the secondary mortgage market, and loan origination fee income, net of commissions paid.

The commercial banking segment provides the mortgage banking segment with the short-term funds needed to originate mortgage loans through a warehouse line of credit and charges the mortgage banking segment interest based on the commercial banking segment's cost of funds. Additionally, the mortgage banking segment leases premises from the commercial banking segment. These transactions are eliminated in the consolidation process. See additional information at Note 19, Segment Reporting.

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The amendments in this ASU require an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, which is greater than five percent of the amount computed by multiplying pretax income by the entity's applicable statutory rate, on an annual basis. Additionally, the amendments in this ASU require an entity to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Lastly, the amendments in this ASU require an entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted. The Company does not expect the adoption of ASU 2023-06 to have a material impact on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision mark (CODM), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity's consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. The Company does not expect the adoption of ASU 2023-06 to have a material impact on its consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, "Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative." This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations. For entities subject to the SEC's existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company does not expect the adoption of ASU 2023-06 to have a material impact on its consolidated financial statements.

In July 2023, the FASB issued ASU 2023-03, "Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718)". This ASU amends the FASB ASC pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280—General Revision of Regulation S-X: Income or Loss Applicable to Common Stock. ASU 2023-03 is effective upon addition to the FASB Codification. The Company does not expect the adoption of ASU 2023-03 to have a material impact on its consolidated financial statements.

In December 2022, the FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848". ASU 2022-06 extends the period of time preparers can utilize the reference rate reform relief guidance in Topic 848. The objective of the guidance in Topic 848 is to provide relief during the temporary transition period, so the FASB included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate (LIBOR) would cease being published. In 2021, the UK Financial Conduct Authority (FCA) delayed the intended cessation date of certain tenors of USD LIBOR to June 30, 2023.

To ensure the relief in Topic 848 covers the period of time during which a significant number of modifications may take place, the ASU defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The ASU is effective for all entities upon issuance. The Company is assessing ASU 2022-06 and its impact on the Company's transition away from LIBOR for its loan and other financial instruments.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. Subsequently, in January 2021, the FASB issued ASU 2021-01 "Reference Rate Reform (Topic 848): Scope." This ASU clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU also amends the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by the discounting transition. An entity may elect to apply ASU 2021-01 on contract modifications that change the interest rate used for margining, discounting, or contract price alignment retrospectively as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications from any date within the interim period that includes or is subsequent to January 7, 2021, up to the date that financial statements are available to be issued. An entity may elect to apply ASU 2021-01 to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020, and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. The Company has a team to assess ASU 2020-04 and its impact on the Company's transition away from LIBOR for its loan and other financial instruments.

Note 2. Investment Securities Available for Sale

The amortized cost and fair value of investment securities available for sale as of December 31, 2023 and 2022 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2023				
U.S. Government agency obligations	$ 20,690	$ —	$ (75)	$ 20,615
Mortgage-backed securities	77,275	643	(5,381)	72,537
Municipals	2,264	—	(608)	1,656
Subordinated debt	12,449	30	(1,702)	10,777
	$ 112,678	$ 673	$ (7,766)	$ 105,585
December 31, 2022				
U.S. Government agency obligations	$ 64,631	$ 5	$ (3,734)	$ 60,902
Mortgage-backed securities	69,151	6	(8,597)	60,560
Municipals	2,268	—	(718)	1,550
Subordinated debt	11,553	29	(741)	10,841
	$ 147,603	$ 40	$ (13,790)	$ 133,853

The Company had investment securities with a fair value of $24,926,000 and $5,613,000 pledged to secure borrowings from the Federal Home Loan Bank of Atlanta ("FHLB") at December 31, 2023 and 2022, respectively.

During the year ended December 31, 2023, the Company executed a securities repositioning and balance sheet deleveraging strategy by selling available for sale securities with a total book value of $55,195,000 and a weighted average yield of 1.48% at a pre-tax loss of $4,986,000. The net proceeds from the sale were used to reduce FHLB borrowings by $15.0 million costing 5.57% and the remaining funds were reinvested back into the securities portfolio with a weighted average yield of 5.48%, with a duration of 3.4 years, and a weighted average life of 5.0 years. The transaction was structured to improve the forward run rate on earnings, add interest rate risk protection to a higher for longer and potential down rate environments, while improving tangible common equity and maintaining our strong liquidity position. There were no sales of available for sale securities for the years ended December 31, 2022.

Investment securities available for sale that had an unrealized loss position at December 31, 2023 and December 31, 2022 are detailed below (in thousands):

	Securities in a loss position for less than 12 Months		Securities in a loss position for more than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2023						
U.S. Government agency obligations	$ —	$ —	$ 20,289	(75)	$ 20,289	$ (75)
Mortgage-backed securities	4,631	(24)	30,311	(5,357)	34,942	(5,381)
Municipals	—	—	1,656	(608)	1,656	(608)
Subordinated debt	4,145	(587)	5,937	(1,115)	10,082	(1,702)
	$ 8,776	$ (611)	$ 58,193	$ (7,155)	$ 66,969	$ (7,766)
December 31, 2022						
U.S. Government agency obligations	$ 21,848	$ (723)	$ 37,256	$ (3,011)	$ 59,104	$ (3,734)
Mortgage-backed securities	36,089	(3,588)	22,549	(5,009)	58,638	(8,597)
Municipals	—	—	1,549	(718)	1,549	(718)
Subordinated debt	5,305	(498)	2,007	(243)	7,312	(741)
	$ 63,242	$ (4,809)	$ 63,361	$ (8,981)	$ 126,603	$ (13,790)

As of December 31, 2023, there were 56 investments available for sale totaling $67.0 million that were in a loss position and had an unrealized loss of $7.8 million.

As of December 31, 2022, there were $63.4 million, or 28 issues, of individual available for sale securities that had been in a continuous loss position for more than 12 months. These securities had an unrealized loss of $9.0 million and consisted of U.S. Government agency obligations, mortgage-backed securities, municipals and subordinated debt.

All of the unrealized losses are attributable to increases in interest rates and not to credit deterioration. Currently, the Company believes that it is probable that the Company will be able to collect all amounts due according to the contractual terms of the investments. Because the declines in fair value are attributable to changes in interest rates and not to credit quality, and because it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company has not recorded an allowance for credit losses on these investments at December 31, 2023.

The amortized cost and estimated fair value of investment securities available for sale as of December 31, 2023, by contractual maturity, are as follows (in thousands):

	Amortized Cost	Fair Value
Less than one year	$ 19,990	$ 19,928
One to five years	10,805	10,883
Five to ten years	17,370	15,781
More than ten years	64,513	58,993
Total	$ 112,678	$ 105,585

Note 3. Loans

Loans classified by type as of December 31, 2023 and 2022 are as follows (dollars in thousands):

	December 31, 2023		December 31, 2022	
	Amount	%	Amount	%
Construction and land development				
Residential	$ 10,471	1.82 %	$ 9,727	1.81 %
Commercial	37,024	6.44 %	35,400	6.57 %
	47,495	8.26 %	45,127	8.38 %
Commercial real estate				
Owner occupied	122,666	21.33 %	119,643	22.22 %
Non-owner occupied	154,855	26.93 %	153,610	28.53 %
Multifamily	12,743	2.22 %	11,291	2.10 %
Farmland	326	0.06 %	73	0.01 %
	290,590	50.54 %	284,617	52.86 %
Consumer real estate				
Home equity lines	21,557	3.75 %	18,421	3.42 %
Secured by 1-4 family residential,				
First deed of trust	95,638	16.63 %	67,495	12.54 %
Second deed of trust	11,337	1.97 %	7,764	1.44 %
	128,532	22.35 %	93,680	17.40 %
Commercial and industrial loans				
(except those secured by real estate)	86,203	14.99 %	90,348	16.78 %
Guaranteed student loans	17,923	3.12 %	20,617	3.83 %
Consumer and other	4,265	0.74 %	4,038	0.75 %
Total loans	575,008	100.0 %	538,427	100.0 %
Deferred and costs, net	803		588	
Less: allowance for credit losses	(3,423)		(3,370)	
	$ 572,388		$ 535,645	

The Bank has a purchased portfolio of rehabilitated student loans guaranteed by the DOE. The guarantee covers approximately 98% of principal and accrued interest. The loans are serviced by a third-party servicer that specializes in handling the special needs of the DOE student loan programs.

Loans pledged as collateral with the FHLB as part of their lending arrangements with the Company totaled $35.5 million and $33.7 million as of December 31, 2023 and 2022, respectively.

The following is a summary of loans directly or indirectly with executive officers or directors of the Company for the years ended December 31, 2023 and 2022 (in thousands):

	2023	2022
Beginning balance	$ 4,365	$ 5,922
Additions	6,774	7,662
Effect of changes in composition of related parties	(160)	—
Reductions	(6,063)	(9,219)
Ending balance	$ 4,916	$ 4,365

Executive officers and directors also had unused credit lines totaling $774,000 and $2,223,000 at December 31, 2023 and 2022, respectively. Based on management's evaluation all loans and credit lines to executive officers and directors were made in the ordinary course of business at the Company's normal credit terms, including interest rate and collateralization prevailing at the time for comparable transactions with other persons.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The following table provides information on nonaccrual loans segregated by type at the dates indicated (in thousands):

	December 31, 2023	December 31, 2022
Consumer real estate		
Home equity lines	$ —	$ 300
Secured by 1-4 family residential		
First deed of trust	160	164
Second deed of trust	105	171
	265	635
Commercial and industrial loans		
(except those secured by real estate)	26	19
Total loans	$ 291	$ 654

There were no individual allowances associated with the total nonaccrual loans of $291,000 and $654,000 at December 31, 2023 and December 31, 2022, respectively, that were considered collateral dependent.

The Company assigns risk rating classifications to its loans. These risk ratings are divided into the following groups:

- Risk rated 1 to 4 loans are considered of sufficient quality to preclude an adverse rating. These assets generally are well protected by the current net worth and paying capacity of the obligor or by the value of the asset or underlying collateral;
- Risk rated 5 loans are defined as having potential weaknesses that deserve management's close attention;
- Risk rated 6 loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any; and
- Risk rated 7 loans have all the weaknesses inherent in substandard loans, with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

The following tables provide information on the risk rating of loans at the dates indicated (in thousands):

	Risk Rated 1-4	Risk Rated 5	Risk Rated 6	Risk Rated 7	Total Loans
December 31, 2022					
Construction and land development					
Residential	$ 9,727	$ —	$ —	$ —	$ 9,727
Commercial	32,763	2,637	—	—	35,400
	42,490	2,637	—	—	45,127
Commercial real estate					
Owner occupied	115,825	2,583	1,235	—	119,643
Non-owner occupied	143,458	10,152	—	—	153,610
Multifamily	11,291	—	—	—	11,291
Farmland	73	—	—	—	73
	270,647	12,735	1,235	—	284,617
Consumer real estate					
Home equity lines	17,507	614	300	—	18,421
Secured by 1-4 family residential					
First deed of trust	66,616	407	472	—	67,495
Second deed of trust	7,517	72	175	—	7,764
	91,640	1,093	947	—	93,680
Commercial and industrial loans					
(except those secured by real estate)	83,848	6,481	19	—	90,348
Guaranteed student loans	20,617	—	—	—	20,617
Consumer and other	4,017	—	21	—	4,038
Total loans	$ 513,259	$ 22,946	$ 2,222	$ —	$ 538,427

Management considers the guidance in ASC 310-20 when determining whether a modification, extension, or renewal of loan constitutes a current period origination. Generally, current period renewals of credit are reunderwritten at the point of renewal and considered current period originations for purposes of the table below. As of December 31, 2023, based on the most recent analysis performed, the risk category of loans based on year of origination is as follows (in thousands):

	2023	2022	2021	2020	2019	Prior	Revolving	Revolving-Term	Total Loans
December 31, 2023									
Construction and land development									
Residential									
Pass	$ 6,320	$ 3,812	$ 339	$ —	$ —	$ —	$ —	—	$ 10,471
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total Residential	$ 6,320	$ 3,812	$ 339	$ —	$ —	$ —	$ —	—	$ 10,471
Current period gross writeoff	$ —	$ —	$ —	$ —	$ —	$ —	$ —	—	$ —
Commercial									
Pass	5,007	14,506	10,339	235	—	1,183	5,754	—	37,024
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total Commercial	$ 5,007	$ 14,506	$ 10,339	$ 235	$ —	$ 1,183	$ 5,754	—	$ 37,024
Current period gross writeoff	$ —	$ —	$ —	$ —	$ —	$ —	$ —	—	$ —
Commercial real estate									
Owner occupied									
Pass	11,945	21,846	20,044	9,855	12,145	41,067	788	—	117,690
Special Mention	—	202	73	—	—	4,701	—	—	4,976
Substandard	—	—	—	—	—	—	—	—	—
Total Owner occupied	$ 11,945	$ 22,048	$ 20,117	$ 9,855	$ 12,145	$ 45,768	$ 788	—	$ 122,666
Current period gross writeoff	$ —	$ —	$ —	$ —	$ —	$ —	$ —	—	$ —
Non-owner occupied									
Pass	9,468	25,607	28,455	23,567	9,528	47,645	3,312	—	147,582

	2023	2022	2021	2020	2019	Prior	Revolving	Revolving-Term	Total Loans
Special Mention	—	—	2,173	—	—	5,100	—	—	7,273
Substandard	—	—	—	—	—	—	—	—	—
Total Non-owner occupied	$ 9,468	$ 25,607	$ 30,628	$ 23,567	$ 9,528	$ 52,745	$ 3,312	$ —	$ 154,855
Current period gross writeoff	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Multifamily									
Pass	1,300	—	2,503	548	885	6,113	1,394	—	12,743
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total Multifamily	$ 1,300	$ —	$ 2,503	$ 548	$ 885	$ 6,113	$ 1,394	$ —	$ 12,743
Current period gross writeoff	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Farmland									
Pass	—	—	—	—	—	26	300	—	326
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total Farmland	$ —	$ —	$ —	$ —	$ —	$ 26	$ 300	$ —	$ 326
Current period gross writeoff	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer real estate									
Home equity lines									
Pass	—	446	—	—	—	—	21,036	—	21,482
Special Mention	—	—	—	—	—	—	75	—	75
Substandard	—	—	—	—	—	—	—	—	—
Total Home equity lines	$ —	$ 446	$ —	$ —	$ —	$ —	$ 21,111	$ —	$ 21,557
Current period gross writeoff	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Secured by 1-4 family residential									
First deed of trust									
Pass	34,067	14,288	15,613	8,107	2,957	17,427	2,125	—	94,584
Special Mention	—	—	—	170	—	724	—	—	894
Substandard	—	—	—	—	—	160	—	—	160
Total First deed of trust	$ 34,067	$ 14,288	$ 15,613	$ 8,277	$ 2,957	$ 18,311	$ 2,125	$ —	$ 95,638
Current period gross writeoff	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Second deed of trust									
Pass	4,530	3,207	1,027	397	1,067	626	266	—	11,120
Special Mention	—	—	—	—	45	67	—	—	112
Substandard	—	—	—	—	—	105	—	—	105
Total Second deed of trust	$ 4,530	$ 3,207	$ 1,027	$ 397	$ 1,112	$ 798	$ 266		$ 11,337
Current period gross writeoff	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial and industrial loans									
(except those secured by real estate)									
Pass	15,022	15,900	15,321	5,634	2,852	3,698	27,068	—	85,495
Special Mention	37	—	—	—	318	22	306	—	683
Substandard	—	—	—	13	—	12	—	—	25
Total Commercial and industrial	$ 15,059	$ 15,900	$ 15,321	$ 5,647	$ 3,170	$ 3,732	$ 27,374	$ —	$ 86,203
Current period gross writeoff	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Guaranteed student loans									
Pass	—	—	—	—	—	17,923	—	—	17,923
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total Guaranteed student loans	$ —	$ —	$ —	$ —	$ —	$ 17,923	$ —	$ —	$ 17,923
Current period gross writeoff	$ 30	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer and other									
Pass	455	483	123	50	17	11	3,126	—	4,265
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total Consumer and other	$ 455	$ 483	$ 123	$ 50	$ 17	$ 11	$ 3,126		$ 4,265
Current period gross writeoff	$ 3	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total Current period gross writeoff	$ 33	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total loans	$ 88,151	$ 100,297	$ 96,010	$ 48,576	$ 29,814	$ 146,610	$ 65,550	$ —	$ 575,008

The following tables present the aging of the recorded investment in past due loans as of the dates indicated (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Investment > 90 Days and Accruing
December 31, 2023							
Construction and land development							
Residential	$ —	$ —	$ —	$ —	$ 10,471	$ 10,471	$ —
Commercial	—	—	—	—	37,024	37,024	—
	—	—	—	—	47,495	47,495	—
Commercial real estate							
Owner occupied	—	—	—	—	122,666	122,666	—
Non-owner occupied	—	—	—	—	154,855	154,855	—
Multifamily	—	—	—	—	12,743	12,743	—
Farmland	—	—	—	—	326	326	—
	—	—	—	—	290,590	290,590	—
Consumer real estate							
Home equity lines	83	25	—	108	21,449	21,557	—
Secured by 1-4 family residential							
First deed of trust	—	—	—	—	95,638	95,638	—
Second deed of trust	33	—	—	33	11,304	11,337	—
	116	25	—	141	128,391	128,532	—
Commercial and industrial loans							
(except those secured by real estate)	—	—	—	—	86,203	86,203	—
Guaranteed student loans	690	493	2,228	3,411	14,512	17,923	2,228
Consumer and other	734	—	—	734	3,531	4,265	—
Total loans	$ 1,540	$ 518	$ 2,228	$ 4,286	$ 570,722	$ 575,008	$ 2,228

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
December 31, 2022							
Construction and land development							
Residential	$ —	$ —	$ —	$ —	$ 9,727	$ 9,727	$ —
Commercial	—	—	—	—	35,400	35,400	—
	—	—	—	—	45,127	45,127	—
Commercial real estate							
Owner occupied	—	—	—	—	119,643	119,643	—
Non-owner occupied	—	—	—	—	153,610	153,610	—
Multifamily	—	—	—	—	11,291	11,291	—
Farmland	—	—	—	—	73	73	—
	—	—	—	—	284,617	284,617	—
Consumer real estate							
Home equity lines	—	50	—	50	18,371	18,421	—
Secured by 1-4 family residential							
First deed of trust	—	—	—	—	67,495	67,495	—
Second deed of trust	54	—	—	54	7,710	7,764	—
	54	50	—	104	93,576	93,680	—
Commercial and industrial loans (except those secured by real estate)	1,022	—	377	1,399	88,949	90,348	—
Guaranteed student loans	831	390	1,725	2,946	17,671	20,617	1,725
Consumer and other	—	—	—	—	4,038	4,038	—
Total loans	$ 1,907	$ 440	$ 2,102	$ 4,449	$ 533,978	$ 538,427	$ 1,725

Loans greater than 90 days past due consist of student loans that are guaranteed by the DOE which covers approximately 98% of the principal and interest. Accordingly, these loans will not be placed on nonaccrual status and are not considered to be impaired.

Loans that are individually evaluated for credit losses are limited to loans that have specific risk characteristics that are not shared by other loans and based on current information and events it is probable the Company will be unable to collect all amounts when due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. The repayment of these loans is expected to be substantially through the operations or the sale of the collateral. The allowance for credit losses on loans that are individually evaluated will be measured based on the fair value of the collateral either through operations or the sale of the collateral. When repayment is expected through the sale of the collateral, the allowance will be based on the fair value of the collateral less estimated costs to sell. Collateral dependent loans, or portions thereof, are charged off when deemed uncollectible. Collateral dependent loans are set forth in the following table as of the dates indicated (in thousands):

	December 31, 2023			December 31, 2022		
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded						
Commercial real estate						
Owner occupied	$ —	$ —	$ —	$ 4,332	$ 4,347	$ —
Non-owner occupied	—	—	—	312	312	—
	—	—	—	4,644	4,659	—
Consumer real estate						
Home equity lines	—	—	—	300	300	—
Secured by 1-4 family residential						
First deed of trust	160	160	—	1,745	1,745	—
Second deed of trust	105	105	—	195	300	—
	265	265	—	2,240	2,345	—
Commercial and industrial loans						
(except those secured by real estate)	26	26	—	19	19	—
	291	291	—	6,903	7,023	—
With an allowance recorded						
Commercial real estate						
Owner occupied	—	—	—	251	251	2
	—	—	—	251	251	2
Consumer real estate						
Secured by 1-4 family residential						
First deed of trust	—	—	—	136	136	6
	—	—	—	136	136	6
Consumer and other	—	—	—	21	21	1
	—	—	—	408	408	9
Total						
Owner occupied	—	—	—	4,583	4,598	2
Non-owner occupied	—	—	—	312	312	—
	—	—	—	4,895	4,910	2
Consumer real estate						
Home equity lines	—	—	—	300	300	—
Secured by 1-4 family residential,						
First deed of trust	160	160	—	1,881	1,881	6
Second deed of trust	105	105	—	195	300	—
	265	265	—	2,376	2,481	6
Commercial and industrial loans						
(except those secured by real estate)	26	26	—	19	19	—
Consumer and other	—	—	—	21	21	1
	$ 291	$ 291	$ —	$ 7,311	$ 7,431	$ 9

The following is a summary of average recorded investment in individually evaluated loans with and without valuation allowance and interest income recognized on those loans for periods indicated (in thousands):

	December 31,			
	2023		2022	
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded				
Commercial real estate				
Owner occupied	$ 1,166	$ 208	$ 4,339	$ 159
Non-owner occupied	—	—	857	20
	1,166	208	5,196	179
Consumer real estate				
Home equity lines	74	—	300	27
Secured by 1-4 family residential				
First deed of trust	169	8	1,798	70
Second deed of trust	108	4	217	10
	351	12	2,315	107
Commercial and industrial loans				
(except those secured by real estate)	57	8	94	4
	1,574	228	7,605	290
With an allowance recorded				
Commercial real estate				
Owner occupied	—	—	257	15
	—	—	257	15
Consumer real estate				
Secured by 1-4 family residential				
First deed of trust	—	—	121	7
Second deed of trust	—	—	49	—
	—	—	170	7
Consumer and other	—	—	11	—
	—	—	438	22
Total				
Commercial real estate				
Owner occupied	1,166	208	4,596	174
Non-owner occupied	—	—	857	20
	1,166	208	5,453	194
Consumer real estate				
Home equity lines	74	—	300	27
Secured by 1-4 family residential,				
First deed of trust	169	8	1,919	77
Second deed of trust	108	4	266	10
	351	12	2,485	114
Commercial and industrial loans				
(except those secured by real estate)	57	8	94	4
Consumer and other	—	—	11	—
	$ 1,574	$ 228	$ 8,043	$ 312

Loan Modifications to Borrowers in Financial Difficulty

As part of its credit risk management, the Company may modify a loan agreement with a borrower experiencing financial difficulties through a refinancing or restructuring of the borrower's loan agreement. There were no modified loans identified during the year ended December 31, 2023.

Prior Period Troubled Debt Restructuring Disclosures

Prior to adopting the new accounting standard on loan modifications, the Company accounted for modifications of loans to borrowers experiencing financial difficulties as TDRs, when the modification resulted in a concession. The following discussion reflects loans that are considered TDRs prior to January 1, 2023.

Included in impaired loans are loans classified as TDRs. A modification of a loan's terms constitutes a TDR if the creditor grants a concession to the borrower for economic or legal reasons related to the borrower's financial difficulties that it would not otherwise consider. For loans classified as impaired TDRs, the Company further evaluates the loans as performing or nonaccrual. To restore a nonaccrual loan that has been formally restructured in a TDR to accrual status, we perform a current, well documented credit analysis supporting a return to accrual status based on the borrower's financial condition and prospects for repayment under the revised terms. Otherwise, the TDR must remain in nonaccrual status. The analysis considers the borrower's sustained historical repayment performance for a reasonable period to the return-to-accrual date, but may take into account payments made for a reasonable period prior to the restructuring if the payments are consistent with the modified terms. A sustained period of repayment performance generally would be a minimum of six months and would involve payments in the form of cash or cash equivalents.

An accruing loan that is modified in a TDR can remain in accrual status if, based on a current well-documented credit analysis, collection of principal and interest in accordance with the modified terms is reasonably assured, and the borrower has demonstrated sustained historical repayment performance for a reasonable period before modification. The following is a summary of performing and nonaccrual TDRs and the related specific valuation allowance by portfolio segment as of December 31, 2022 (dollars in thousands).

December 31, 2022	Total		Performing		Nonaccrual		Specific Valuation Allowance	
Commercial real estate								
Owner occupied	$	3,348	$	3,348	$	—	$	2
Non-owner occupied		312		312		—		—
		3,660		3,660		—		2
Consumer real estate								
Secured by 1-4 family residential								
First deeds of trust		1,409		1,409		—		6
Second deeds of trust		75		19		56		—
		1,484		1,428		56		6
Commercial and industrial loans								
(except those secured by real estate)		19		—		19		—
	$	5,163	$	5,088	$	75	$	8
Number of loans		24		22		2		3

There were no new TDRs identified for the year ended December 31, 2022

A TDR payment default occurs when, within 12 months of the original TDR modification, either a full or partial charge-off occurs or a TDR becomes 90 days or more past due. The specific reserve associated with a TDR is reevaluated when a TDR payment default occurs. There were no defaults on TDRs that were modified as TDRs during the twelve-month period ended December 31, 2022.

Note 4. Allowance for Credit Losses

In accordance with ASC 326, the Company has segmented its loan portfolio based on similar risk characteristics by call report code. The Company's forecast of estimated expected losses is based on a twelve-month forecast of the national rate of unemployment and external observations of historical loan losses. The Company uses the Federal Open Market Committee's projection of unemployment for its reasonable and supportable forecasting of current expected credit losses. For the periods beyond the reasonable and supportable forecast period, projections of expected credit losses are based on a reversion to the long-run mean for the national unemployment rate. To further adjust the allowance for credit losses for expected losses not already included within the quantitative component of the calculation, the Company may consider the following qualitative adjustment factors: changes in lending policies and procedures including changes in underwriting standards, changes in collections, charge-offs, and recovery practices, changes in international, national, regional, and local conditions, changes in the nature and volume of the portfolio and terms of loans, changes in experience, depth, and ability of lending management, changes in the volume and severity of past due loans and other similar conditions, changes in the quality of the organization's loan review system, changes in the value of underlying collateral for collateral dependent loans, the existence and effect of any concentrations of credit and changes in the levels of such concentrations, and the effect of other external factors (i.e. competition, legal and regulatory requirements) on the level of estimated credit losses.

Activity in the allowance for credit losses is as follows for the periods indicated (in thousands):

	Beginning Balance		Impact of adopting ASC 326		Provision for (Recovery of) Credit Losses		Charge-offs		Recoveries		Ending Balance
Year Ended December 31, 2023											
Construction and land development											
Residential	$	79	$	3	$	4	$	—	$	—	$	86
Commercial		192		34		2		—		—		228
		271		37		6		—		—		314
Commercial real estate											
Owner occupied		867		(475)		17		—		—		409
Non-owner occupied		1,289		192		(14)		—		—		1,467
Multifamily		33		7		4		—		—		44
Farmland		—		—		3		—		—		3
		2,189		(276)		10		—		—		1,923
Consumer real estate											
Home equity lines		11		24		5		—		—		40
Secured by 1-4 family residential											
First deed of trust		131		76		83		—		3		293
Second deed of trust		43		25		15		—		16		99
		185		125		103		—		19		432
Commercial and industrial loans											
(except those secured by real estate)		576		1		(110)		—		173		640
Student loans		52		—		35		(30)		—		57
Consumer and other		37		(5)		7		(3)		—		36
Unallocated		60		(9)		(30)		—		—		21
	$	3,370	$	(127)	$	21	$	(33)	$	192	$	3,423

	Beginning Balance		Provision for (Recovery of) Loan Losses		Charge-offs		Recoveries		Ending Balance
Year Ended December 31, 2022									
Construction and land development									
Residential	$	57	$	22	$	—	$	—	$	79
Commercial		229		(37)		—		—		192
		286		(15)		—		—		271
Commercial real estate									
Owner occupied		833		34		—		—		867
Non-owner occupied		1,083		206		—		—		1,289
Multifamily		35		(2)		—		—		33
Farmland		2		(2)		—		—		—
		1,953		236		—		—		2,189
Consumer real estate									
Home equity lines		12		(59)		—		58		11
Secured by 1-4 family residential									
First deed of trust		123		3		—		5		131
Second deed of trust		47		(311)		(27)		334		43
		182		(367)		(27)		397		185
Commercial and industrial loans									
(except those secured by real estate)		486		180		(157)		67		576
Student loans		65		18		(31)		—		52
Consumer and other		29		10		(2)		—		37
Unallocated		422		(362)		—		—		60
	$	3,423	$	(300)	$	(217)	$	464	$	3,370

Loans are required to be measured at amortized costs and to be presented at the net amount expected to be collected. Off balance sheet credit exposures, including loan commitments, are not recorded on balance sheet, but expected credit losses arising from off balance sheet credit exposures are recorded as a reserve for unfunded commitments and reported in Other Liabilities. Credit losses on available for sale debt securities are accounted for as an allowance for credit losses, which is a valuation account that is deducted from the amortized cost basis of the financial asset to present the net carrying value and the amount expected to be collected on the financial assets. The allowance for credit losses on loans, available for sale debt securities and the reserve for unfunded commitments are established through a provision for credit losses charged against earnings. Amounts reported for the year ended December 31, 2023 are in accordance with ASC 326, whereas amounts reported for periods prior to January 1, 2023 are presented in accordance with previously applicable GAAP.

The following table presents a breakdown of the provision for credit losses for the periods indicated (in thousands):

| | Year Ended December 31, | | | |
	2023		2022	
Provision for credit losses:				
Provision (recovery) for loans	$	21	$	(300)
Provision (recovery) for unfunded commitments		29		—
Total	$	50	$	(300)

On January 1, 2023, the Commercial Banking Segment adopted the CECL methodology for estimating credit losses, which resulted in an increase of $150,000 in the allowance for credit losses on January 1, 2023. The allowance for credit losses included an allowance for credit losses on loans of $3.24 million and a reserve for unfunded commitments of $277,000.

As of December 31, 2023, the allowance for credit losses was $3.73 million and included an allowance for credit losses on loans of $3.42 million and a reserve for unfunded commitments of $306,000.

The Company recorded a provision for credit losses for loans of $21,000 for the year ended December 31, 2023, which was the result of loan growth being offset by improved credit metrics as non-performing loans as a percentage of loans decreased from 0.12% at December 31, 2022 to 0.05% at December 31, 2023, and the impact of $159,000 in net-recoveries for the period. The Company recorded a provision for credit losses for unfunded commitments of $29,000 for the year ended December 31, 2023, which was driven by an increase in the total balance of unfunded commitments at December 31, 2023.

The following information is presented prior to the adoption of ASC 326.

The amount of the allowance for loan losses was determined by an evaluation of the level of loans outstanding, the level of non-performing loans, historical loan loss experience, delinquency trends, underlying collateral values, the amount of actual losses charged to the reserve in a given period and assessment of present and anticipated economic conditions.

The level of the allowance reflected changes in the size of the portfolio or in any of its components as well as management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, and present economic, political and regulatory conditions. Portions of the allowance were allocated for specific credits; however, the entire allowance was available for any credit that, in management's judgment, should be charged off. While management utilized its best judgment and information available, the ultimate adequacy of the allowance was dependent upon a variety of factors beyond the Company's control, including the performance of the Company's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

The Company recorded a recovery of provision for loan loss expense of $300,000 for the year ended December 31, 2022. The recovery of provision for loan loss expense for the year ended December 31, 2022 resulted from reductions in qualitative factors driven by improving economic factors, improved credit metrics, and reduction in loan deferrals.

The allowance for loan losses at December 31, 2022 included an amount that could not be identified to individual types of loans referred to as the unallocated portion of the allowance. We recognize the inherent imprecision in estimates of losses due to various uncertainties and the variability related to the factors used in calculation of the allowance. The allowance for loan losses included an unallocated portion of approximately $60,000 at December 31, 2022.

Loans were evaluated for the need for credit reserve as follows for the periods indicated (in thousands):

| | Recorded Investment in Loans | | | | | |
| | Allowance | | | Loans | | |
	Ending Balance	Individually	Collectively	Ending Balance	Individually	Collectively
Year Ended December 31, 2023						
Construction and land development						
Residential	$ 86	$ —	$ 86	$ 10,471	$ —	$ 10,471
Commercial	228	—	228	37,024	—	37,024
	314	—	314	47,495	—	47,495
Commercial real estate						
Owner occupied	409	—	409	122,666	—	122,666
Non-owner occupied	1,467	—	1,467	154,855	—	154,855
Multifamily	44	—	44	12,743	—	12,743
Farmland	3	—	3	326	—	326
	1,923	—	1,923	290,590	—	290,590
Consumer real estate						
Home equity lines	40	—	40	21,557	—	21,557
Secured by 1-4 family residential						
First deed of trust	293	—	293	95,638	160	95,478
Second deed of trust	99	—	99	11,337	105	11,232
	432	—	432	128,532	265	128,267
Commercial and industrial loans						
(except those secured by real estate)	640	—	640	86,203	26	86,177
Student loans	57	—	57	17,923	—	17,923
Consumer and other	57	—	57	4,265	—	4,265
	$ 3,423	$ —	$ 3,423	$ 575,008	$ 291	$ 574,717
Year Ended December 31, 2022						
Construction and land development						
Residential	$ 79	$ —	$ 79	$ 9,727	$ —	$ 9,727
Commercial	192	—	192	35,400	—	35,400
	271	—	271	45,127	—	45,127
Commercial real estate						
Owner occupied	867	2	865	119,643	4,583	115,060
Non-owner occupied	1,289	—	1,289	153,610	312	153,298
Multifamily	33	—	33	11,291	—	11,291
Farmland	—	—	—	73	—	73
	2,189	2	2,187	284,617	4,895	279,722
Consumer real estate						
Home equity lines	11	—	11	18,421	300	18,121
Secured by 1-4 family residential			—			
First deed of trust	131	6	125	67,495	1,881	65,614
Second deed of trust	43	—	43	7,764	195	7,569
	185	6	179	93,680	2,376	91,304
Commercial and industrial loans						
(except those secured by real estate)	576	—	576	90,348	19	90,329
Student loans	52	—	52	20,617	—	20,617
Consumer and other	97	1	96	4,038	21	4,017
	$ 3,370	$ 9	$ 3,361	$ 538,427	$ 7,311	$ 531,116

Note 5. Premises and Equipment

The following is a summary of premises and equipment as of December 31, 2023 and 2022 (in thousands):

	2023	2022
Land	$ 4,352	$ 4,352
Buildings and improvements	11,448	11,444
Furniture, fixtures and equipment	8,500	7,945
Total premises and equipment	24,300	23,741
Less: Accumulated depreciation and amortization	(12,540)	(11,993)
Premises and equipment, net	$ 11,760	$ 11,748

Depreciation and amortization of premises and equipment for 2023 and 2022 amounted to $604,000 and $546,000, respectively.

Note 6. Investment in Bank Owned Life Insurance

The Bank is owner and designated beneficiary on life insurance policies in the aggregate face amount of $21,844,000 covering certain of its directors and executive officers. The earnings from these policies are used to offset expenses related to retirement plans. The cash surrender value of these policies at December 31, 2023 and 2022 was approximately $13,120,000 and $12,798,000, respectively.

Note 7. Deposits

Deposits as of December 31, 2023 and 2022 were as follows (dollars in thousands):

	December 31, 2023		December 31, 2022	
	Amount	%	Amount	%
Demand accounts	$ 247,624	40.9 %	$ 255,236	40.9 %
Interest checking accounts	76,289	12.6 %	90,252	14.4 %
Money market accounts	195,249	32.3 %	179,036	28.6 %
Savings accounts	39,633	6.5 %	55,695	8.9 %
Time deposits of $250,000 and over	9,145	1.5 %	4,740	0.8 %
Other time deposits	37,405	6.2 %	39,784	6.4 %
Total	$ 605,345	100.0 %	$ 624,743	100.0 %

The following are the scheduled maturities of time deposits as of December 31, 2023 (in thousands):

Year Ending December 31,	Less Than $250,000	Greater Than or Equal to $250,000	Total
2024	$ 29,997	$ 8,606	$ 38,603
2025	3,442	—	3,442
2026	2,443	—	2,443
2027	878	539	1,417
2028	645	—	645
Total	$ 37,405	$ 9,145	$ 46,550

Deposits held at the Company by related parties, which include officers, directors, greater than 5% shareholders and companies in which directors of the board have a significant ownership interest, approximated $10,868,000 and $15,366,000 at December 31, 2023 and 2022, respectively.

Note 8. Borrowings

The Company uses both short-term and long-term borrowings to supplement deposits when they are available at a lower overall cost to the Company or they can be invested at a positive rate of return.

As a member of the Federal Home Loan Bank of Atlanta, the Bank is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. The Company held $2,644,000 in FHLB stock at December 31, 2023 and $1,223,000 at December 31, 2022, which is held at cost. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB may prescribe the acceptable uses to which the advances may be put, as well as on the size of the advances and repayment provisions. FHLB borrowings are secured by the pledge of commercial loans and 1-4 family residential loans. The Company had FHLB advances of $45,000,000 and $20,000,000 at December 31, 2023 and 2022, respectively.

The Company uses federal funds purchased and repurchase agreements for short-term borrowing needs. Securities sold under agreements to repurchase are classified as borrowings and generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. There were no borrowings against the lines at December 31, 2023 or December 31, 2022.

The Company's unused lines of credit for future borrowings total approximately $26.2 million at December 31, 2023, which consists of $3.4 million available from the FHLB, $20.0 million on revolving bank line of credit, and $2.8 million under secured federal funds agreements with third party financial institutions. Additional loans and securities are available that can be pledged as collateral for future borrowings from the Federal Reserve Bank of Richmond or the FHLB above the current lendable collateral value.

Information related to borrowings as of December 31, 2023 and 2022 is as follows (dollars in thousands):

| | Year Ended December 31, | |
	2023	2022
Maximum outstanding during the year		
Federal Funds Purchased	$ 6,498	$ 6,000
FHLB advances	45,000	20,000
Balance outstanding at end of year		
Federal Funds Purchased	—	—
FHLB advances	45,000	20,000
Average amount outstanding during the year		
Federal Funds Purchased	207	2
FHLB advances	33,356	164
Average interest rate during the year		
Federal Funds Purchased	4.25 %	4.61 %
FHLB advances	4.71 %	4.65 %
Average interest rate at end of year		
Federal Funds Purchased	— %	— %
FHLB advances	4.89 %	4.57 %

Note 9. Income Taxes

The following summarizes the tax effects of temporary differences that comprise deferred tax assets and liabilities at December 31, 2023 and 2022 (in thousands):

	2023	2022
Deferred tax assets		
Capital loss carryforward	$ 25	$ 25
Allowance for credit losses	719	708
Unfunded commitment liability	64	—
Unrealized loss on available for sale securities	1,489	2,887
Interest on nonaccrual loans	18	18
Stock compensation	81	78
Employee benefits	764	836
Depreciation	21	24
Lease obligation	6	5
Other, net	35	63
Total deferred tax assets	3,222	4,644
Deferred tax liabilities		
Deferred costs, net of fees	169	123
Pension expense	10	6
Total deferred tax liabilities	179	129
Net deferred tax asset	$ 3,043	$ 4,515

The net deferred tax asset is included in other assets on the consolidated balance sheet. ASC Topic 740, *Income Taxes*, requires that companies assess whether a valuation allowance should be established against their deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. Management considers both positive and negative evidence and analyzes changes in near-term market conditions as well as other factors which may impact future operating results. In making such judgments, significant weight is given to evidence that can be objectively verified. The deferred tax assets are analyzed quarterly for changes affecting realization.

In assessing the Company's ability to realize its net deferred tax asset, management considers whether it is more likely than not that some portion or all of the net deferred tax asset will or will not be realized. The Company's ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the nature and amount of historical and projected future taxable income, the scheduled reversal of deferred tax assets and liabilities, and available tax planning strategies in making this assessment. The amount of net deferred taxes recognized could be impacted by changes to any of these variables.

Each quarter, the Company weighs both the positive and negative information with respect to realization of the net deferred tax asset and analyzes its position as to whether or not a valuation allowance is required.

Given the consistent earnings and stable asset quality, the Company's analysis concluded that, it is more likely than not that the Company will generate sufficient taxable income within the applicable carry-forward periods to realize its net deferred tax asset.

The income tax expense charged to operations for the years ended December 31, 2023 and 2022 consists of the following (in thousands):

	2023	2022
Current tax expense	$ 146	$ 1,844
Deferred tax expense	101	146
Provision for income taxes	$ 247	$ 1,990

A reconciliation of income taxes computed at the federal statutory income tax rate to total income taxes is as follows for the years ended December 31, 2023 and 2022 (in thousands):

	2023	2022
Net income before income taxes	$ 2,165	$ 10,295
Computed "expected" tax expense	$ 455	$ 2,162
State taxes, net of federal	(121)	(67)
Cash surrender value of life insurance	(68)	(64)
Other	(19)	(41)
Provision for income taxes	$ 247	$ 1,990

Commercial banking organizations conducting business in Virginia are not subject to Virginia income taxes. Instead, they are subject to a franchise tax based on bank capital. The Company recorded franchise tax expense, within other operating expense, of approximately $671,000 and $640,000 for the years ended December 31, 2023 and 2022, respectively. With few exceptions, the Company is no longer subject to U.S. Federal, State, or local income tax examinations by tax authorities for years prior to 2020.

Note 10. Earnings per Share

The following table presents the basic and diluted earnings per share computations (dollars in thousands except per share data):

| | Year Ended December 31, | |
	2023	2022
Numerator		
Net income - basic and diluted	$ 1,918	$ 8,305
Denominator		
Weighted average shares outstanding - basic	1,486	1,477
Dilutive effect of common stock options	—	—
Weighted average shares outstanding - diluted	1,486	1,477
Earnings per share - basic	$ 1.29	$ 5.62
Earnings per share - diluted	$ 1.29	$ 5.62

Applicable guidance requires that outstanding, unvested share-based payment awards that contain voting rights and rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Accordingly, the weighted average number of shares of the Company's common stock used in the calculation of basic and diluted net income per common share includes unvested shares of the Company's outstanding restricted common stock.

The vesting of 15,130 and 12,834 restricted stock units outstanding as of December 31, 2023 and 2022, respectively, are dependent upon meeting certain performance criteria. As of December 31, 2023 and December 31, 2022, it was indeterminable whether these non-vested restricted stock units will vest and as such those shares are excluded from common shares issued and outstanding at each date and are not included in the computation of earnings per share for any period presented.

Outstanding options and warrants to purchase common stock were considered in the computation of diluted earnings per share for the periods presented. There were none at December 31, 2023 and 2022.

Note 11. Lease Commitments

The right-of-use assets and lease liabilities are included in other assets and other liabilities, respectively, in the Consolidated Statement of Financial Condition.

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease. The incremental borrowing rate was equal to the rate of borrowing from the FHLB that aligned with the term of the lease contract. Right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.

The Company's long-term lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably assured of being exercised. The lease agreements do *not* provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

The following tables present information about the Company's leases (dollars in thousands):

| | For the year ended December 31, | | | |
	2023		2022	
Lease liabilities	$	847	$	1,122
Right-of-use assets	$	818	$	1,100
Weighted average remaining lease term		3.66		4.40
Weighted average discount rate		2.80 %		2.51 %

| | For the year ended December 31, | | | |
	2023		2022	
Lease cost				
Operating lease cost	$	309	$	301
Total lease cost	$	309	$	301

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities is as follows (dollars in thousands):

	As of December 31, 2023	
Lease payments due		
Twelve months ending December 31, 2024	$	313
Twelve months ending December 31, 2025		214
Twelve months ending December 31, 2026		163
Twelve months ending December 31, 2027		146
Twelve months ending December 31, 2028		52
Thereafter		8
Total undiscounted cash flows	$	896
Discount		49
Lease liabilities	$	847

Cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2023 and 2022 was $307,000 and $293,000, respectively. The Company recognized lease expense of $309,000 and $301,000 for the year ended December 31, 2023 and 2022, respectively.

Note 12. Commitments and Contingencies

Off-balance-sheet risk – The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recognized in the financial statements. The contract amounts of these instruments reflect the extent of involvement that the Company has in particular classes of instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, and to potential credit loss associated with letters of credit issued, is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for loans and other such on-balance sheet instruments.

At December 31, 2023 and 2022, the Company had outstanding the following approximate off-balance-sheet financial instruments whose contract amounts represent credit risk (in thousands):

	December 31, 2023	December 31, 2022
Undisbursed credit lines	$ 127,918	$ 119,454
Commitments to extend or originate credit	7,463	9,899
Standby letters of credit	1,202	922
Total commitments to extend credit	$ 136,583	$ 130,275

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Historically, any commitments expire without being drawn upon; therefore, the total commitment amounts shown in the above table are not necessarily indicative of future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, as deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include personal or income-producing commercial real estate, accounts receivable, inventory and equipment.

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Concentrations of credit risk – Generally, the Company's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Company's market area. Although the Company is building a diversified loan portfolio, a substantial portion of its clients' ability to honor contracts is reliant upon the economic stability of the Richmond, Virginia area, including the real estate markets in the area. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

Note 13. Shareholders' Equity and Regulatory Matters

Accumulated Other Comprehensive Income (Loss)

The following table presents the accumulated other comprehensive loss as of December 31, 2023 and 2022, respectively (in thousands):

	Unrealized Losses on AFS Securities	Defined Benefit Plan	Total
Accumulated other comprehensive loss December 31, 2022	$ (10,863)	$ (18)	$ (10,881)
Other comprehensive (loss) income			
Other comprehensive loss before reclassification	1,320	9	1,329
Amounts reclassified from AOCI into earnings	3,939	-	3,939
Net current period other comprehensive income	5,259	9	5,268
Accumulated other comprehensive loss December 31, 2023	$ (5,604)	$ (9)	$ (5,613)

	Unrealized Losses on AFS Securities	Defined Benefit Plan	Total
Accumulated other comprehensive loss December 31, 2021	$ (717)	$ (27)	$ (744)
Other comprehensive (loss) income			
Other comprehensive loss before reclassification	(10,146)	9	(10,137)
Amounts reclassified from AOCI into earnings	-	-	-
Net current period other comprehensive income	(10,146)	9	(10,137)
Accumulated other comprehensive loss December 31, 2022	$ (10,863)	$ (18)	$ (10,881)

Regulatory Matters

The Company meets the eligibility criteria of a small bank holding company in accordance with the Board of Governors of the Federal Reserve System's (the "Federal Reserve") Small Bank Holding Company Policy Statement (the "SBHC Policy Statement"). Under the SBHC Policy Statement, qualifying bank holding companies, with total consolidated assets of less than $3 billion such as the Company, have additional flexibility in the amount of debt they can issue and are also exempt from the Basel III capital framework as outlined by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act (the "Basel III Capital Rules"). The SBHC Policy Statement does not apply to the Bank and the Bank must comply with the Basel III Capital Rules.

The Bank is required to comply with the capital adequacy standards established by the Federal Deposit Insurance Corporation ("FDIC"). The FDIC has adopted rules to implement the Basel III Capital Rules. The Basel III Capital Rules establish minimum capital ratios and risk weightings that are applied to many classes of assets held by community banks, including applying higher risk weightings to certain commercial real estate loans.

The Basel III Capital Rules require banks to comply with the following minimum capital ratios: (1) a ratio of common equity Tier 1 capital to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7%); (2) a ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (effectively resulting in a minimum Tier 1 capital ratio of 8.5%); (3) a ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (effectively resulting in a minimum total capital ratio of 10.5%); and (4) a leverage ratio of 4%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter). The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking organizations with a ratio of common equity Tier 1 capital to risk-weighted assets above the minimum but below the minimum plus conservation buffer face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall. As of December 31, 2023, the Bank exceeded the minimum ratios under the Basel III Capital Rules.

The Bank must also comply with the capital requirements set forth in the "prompt corrective action" regulations pursuant to Section 38 of the Federal Deposit Insurance Act of 1950. To be well capitalized under these regulations, a bank must have the following minimum capital ratios: (1) a common equity Tier 1 capital ratio of at least 6.5%; (2) a Tier 1 risk-based capital ratio of at least 8.0%; (3) a total risk-based capital ratio of at least 10.0%; and (4) a leverage ratio of at least 5.0%. As of December 31, 2023, the Bank exceeded the minimum ratios to be classified as well capitalized.

The capital amounts and ratios at December 31, 2023 and 2022 for the Bank are presented in the table below (dollars in thousands):

	Actual		Minimum Capital Requirements Including Conservation Buffer [1]		To be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2023						
Total capital (to risk- weighted assets) Village Bank	$ 86,493	14.49 %	$ 62,679	10.50 %	$ 59,695	10.00 %
Tier 1 capital (to risk- weighted assets) Village Bank	82,764	13.86 %	50,740	8.50 %	47,756	8.00 %
Leverage ratio (Tier 1 capital to average assets) Village Bank	82,764	11.14 %	29,706	4.00 %	37,133	5.00 %
Common equity tier 1 (to risk- weighted assets) Village Bank	82,764	13.86 %	41,786	7.00 %	38,801	6.50 %
December 31, 2022						
Total capital (to risk- weighted assets) Village Bank	$ 84,982	14.81 %	$ 60,267	10.50 %	$ 57,398	10.00 %
Tier 1 capital (to risk- weighted assets) Village Bank	81,612	14.22 %	48,788	8.50 %	45,918	8.00 %
Leverage ratio (Tier 1 capital to average assets) Village Bank	81,612	10.95 %	29,805	4.00 %	37,256	5.00 %
Common equity tier 1 (to risk- weighted assets) Village Bank	81,612	14.22 %	40,178	7.00 %	37,308	6.50 %

[1] Basel III Capital Rules require banking organizations to maintain a minimum CETI ratio of 4.5%, plus a 2.5% capital conservation buffer; a minimum Tier 1 capital ratio of 6.0%, plus a 2.5% capital conservation buffer; a minimum, total risk-based capital ratio of 8.0%, plus a 2.5% conservation buffer; and a minimum Tier leverage ratio of 4.0%

Note 14. Stock Incentive Plans

In accordance with accounting standards, the Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award rather than disclosed in the financial statements.

The following table summarizes options outstanding under the Company's stock incentive plans at the indicated dates:

	Year Ended December 31,							
	2023				2022			
	Options	Weighted Average Exercise Price	Fair Value Per Share	Intrinsic Value	Options	Weighted Average Exercise Price	Fair Value Per Share	Intrinsic Value
Options outstanding, beginning of period	14	$ 25.28	$ 9.76		734	$ 25.63	$ 9.76	
Granted	—	—	—		—	—	—	
Forfeited	(14)	25.28	9.76		—	—	—	
Exercised	—	—	$ —		(720)	25.63	9.76	
Options outstanding, end of period	—	$ —	$ —	$ —	14	$ 25.28	$ 9.76	$ —
Options exercisable, end of period	—				14			

The following table summarizes information about stock options outstanding at December 31, 2022:

Range of Exercise Prices	Outstanding			Exercisable	
	Number of Options	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$25.28-$25.76	14	0.54	$ 25.28	14	$ 25.28
	14	0.54	25.28	14	25.28

During 2023, we granted certain officers time-based restricted shares of common stock and performance-based restricted stock units. The time-based restricted shares vest ratably over a three year period provided the officer is employed with the Company on the applicable vesting date. The performance-based units, which have a two-year performance period that began on January 2, 2024, vest based on the Company's achievement of performance targets related to return on tangible common equity over the performance period, with possible payouts ranging from 0% to 150% of the target awards.

During 2022, we granted certain officers time-based restricted shares of common stock and performance-based restricted stock units. The time-based restricted shares vest ratably over a three year period provided the officer is employed with the Company on the applicable vesting date. The performance-based units, which have a two-year performance period that began on January 2, 2023, vest based on the Company's achievement of performance targets related to return on tangible common equity over the performance period, with possible payouts ranging from 0% to 150% of the target awards.

The total number of shares underlying non-vested restricted stock was 31,077 and 28,296 at December 31, 2023 and 2022, respectively. The fair value of the stock is based on the grant date of the award and the expense is recognized over the vesting period. Unamortized stock-based compensation expense related to non-vested share-based compensation arrangements granted under the stock incentive plan as of December 31, 2023 and 2022 was $914,000 and $1,022,000, respectively. The time-based unrecognized compensation expense of $645,000 is expected to be recognized over a weighted average period of 2.21 years. During 2023, there were no forfeitures of shares of restricted stock awards. During 2022, there were forfeitures of 924 shares of restricted stock awards.

A summary of changes in the Company's non-vested restricted stock awards for the year follows:

	Shares	Weighted-Average Grant-Date Fair-Value	Aggregate Intrinsic Value
December 31, 2022	28,296	$ 46.60	$ 1,127,879
Granted	13,877	39.18	553,137
Vested	(12,581)	38.00	(501,479)
Forfeited	—	—	—
Other [1]	1,485	29.00	59,192
December 31, 2023	31,077	$ 45.93	$ 1,238,729

[1] Represents the incremental increase in shares that vested based on the restricted stock units vesting at the maximum potential value as opposed to the targeted value of the award.

Stock-based compensation expense was $359,000 and $381,000 for the years ended December 31, 2023 and 2022, respectively.

Note 15. Trust Preferred Securities

During the first quarter of 2005, Southern Community Financial Capital Trust I, a wholly-owned unconsolidated subsidiary of the Company, was formed for the purpose of issuing redeemable securities. On February 24, 2005, $5.2 million of Trust Preferred Capital Notes were issued through a pooled underwriting. The securities have a floating rate of interest indexed to the London InterBank Offered Rate ("LIBOR") (three-month LIBOR plus 2.15%) which adjusts, and is payable, quarterly. The interest rate was 7.78% and 6.89% at December 31, 2023 and 2022, respectively. As a result of the discontinuation of the 3-month LIBOR on June 30, 2023, the Company replaced the 3-month LIBOR leg of the calculated floating rate with the three-month term Secured Overnight Funding Rate ("SOFR") plus the applicable tenor spread adjustment for 3-month LIBOR of 0.26161 percent as per the guidelines outlined within the final rulings under the Adjustable Interest Rate (LIBOR) Act published by the Board of Governors of the Federal Reserve System. The securities were redeemable at par beginning on March 15, 2010 and each quarter after such date until the securities mature on March 15, 2035. No amounts have been redeemed at December 31, 2023 and there are no plans to do so. The principal asset of the Trust is $5.2 million of the Company's junior subordinated debt securities with like maturities and like interest rates to the Trust Preferred Capital Notes.

During the third quarter of 2007, Village Financial Statutory Trust II, a wholly–owned subsidiary of the Company, was formed for the purpose of issuing redeemable securities. On September 20, 2007, $3.6 million of Trust Preferred Capital Notes were issued through a pooled underwriting. The securities have LIBOR-indexed floating rate of interest (three-month LIBOR plus 1.4%) which adjusts and is also payable quarterly. The interest rate was 7.03% and 6.14% at December 31, 2023 and 2022, respectively. As a result of the discontinuation of the 3-month LIBOR on June 30, 2023, the Company replaced the 3-month LIBOR leg of the calculated floating rate with the three-month term SOFR plus the applicable tenor spread adjustment for 3-month LIBOR of 0.26161 percent as per the guidelines outlined within the final rulings under the Adjustable Interest Rate (LIBOR) Act published by the Board of Governors of the Federal Reserve System. The securities may be redeemed at par at any time commencing in December 2012 until the securities mature in 2037. No amounts have been redeemed at December 31, 2023 and there are no plans to do so. The principal asset of the Trust is $3.6 million of the Company's junior subordinated securities with like maturities and like interest rates to the Trust Preferred Capital Notes.

The Trust Preferred Capital Notes may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the Trust Preferred Capital Notes not considered as Tier 1 capital may be included in Tier 2 capital.

The obligations of the Company with respect to the issuance of the Trust Preferred Capital Notes constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the Trust Preferred Capital Notes. Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Trust Preferred Capital Notes and require a deferral of common dividends. The Company is current on these interest payments.

Note 16. Subordinated Debt

On March 21, 2018, the Company issued $5,700,000 of fixed-to-floating rate subordinated notes due March 31, 2028 in a private placement. The Company received $5,539,000 in net proceeds after deducting issuance costs. The subordinated notes accrued interest at a fixed rate of 6.50% for the first five years until March 21, 2023. The subordinated notes have a LIBOR-indexed floating rate of interest (three-month LIBOR plus 3.73%) which adjusts and is also payable quarterly. The interest rate at December 31, 2023 was 9.37%. As a result of the discontinuation of the 3-month LIBOR on June 30, 2023, the Company replaced the 3-month LIBOR leg of the calculated floating rate with the three-month term SOFR plus the applicable tenor spread adjustment for 3-month LIBOR of 0.26161 percent as per the guidelines outlined within the final rulings under the Adjustable Interest Rate (LIBOR) Act published by the Board of Governors of the Federal Reserve System. The Company may redeem the subordinated notes in whole or in part, on or after March 31, 2023. The subordinated notes are unsecured and subordinated in right of payment to all of the Company's existing and future senior indebtedness, whether secured or unsecured, including claims of depositors and general creditors, and rank equally in right of payment with any unsecured, subordinated indebtedness that the Company may incur in the future. The carrying value of the notes totaled $5,700,000 and $5,692,000 at December 31, 2023 and December 31, 2022, respectively.

Note 17. Retirement Plans

401K Plan: The Bank provides a qualified 401K plan to all eligible employees which is administered through the Virginia Bankers Association Benefits Corporation. Employees are eligible to participate in the plan after three months of employment. Eligible employees may, subject to statutory limitations, contribute a portion of their salary to the plan through payroll deduction. The Bank provided a matching contribution of 100% of the first 1% the participant contributes, and then 50% of the next 5% of their salary, totaling a maximum 3.5%. Participants are always fully vested in their own contributions, and the Bank's matching contributions vest 100% after two years of service. Total contributions to the plan for the years ended December 31, 2023 and 2022 were $391,000, and $417,000, respectively.

Supplemental Executive Retirement Plan: The Bank established the Village Bank SERP on January 1, 2005 to provide supplemental retirement income to certain executive officers as designated by the Personnel Committee, later replaced by the Compensation Committee, and approved by the board of directors. The SERP is an unfunded employee pension plan under the provisions of the Employee Retirement Income Security Act of 1974. An eligible employee, once designated by the Committee and approved by the board of directors in writing to participate in the SERP, becomes a participant in the SERP 60 days following such approval (unless an earlier participation date is approved). The retirement benefit to be received by a participant is determined by the Committee and approved by the board of directors and is payable in equal monthly installments over the period specified in the SERP for each respective participant, commencing on the first day of the month following a participant's retirement or termination of employment, provided the participant has been employed by the Bank for a minimum of 10 years. The Compensation Committee, in its sole discretion, may choose to treat a participant who has experienced a termination of employment on or after attaining age 65 but prior to completing his service requirement as having completed his service requirement. At December 31, 2023 and 2022, the Bank's liability under the SERP was $2,468,000 and $2,532,000, respectively, and expense for the years ended December 31, 2023 and 2022 was $154,000 and $192,000, respectively. The increase in other comprehensive income related to the minimum pension adjustment was $9,000 net of tax for the years ended December 31, 2023 and 2022. The increase in cash surrender value of the bank owned life insurance related to the participants was $322,000 and $304,000 for the years ended December 31, 2023 and 2022, respectively.

Directors Deferral Plan: The Bank established the Village Bank Outside Directors Deferral Plan (the "Directors Deferral Plan") on January 1, 2005 under which non-employee directors of the Bank have the opportunity to defer receipt of all or a portion of certain compensation until retirement or departure from the board of directors. Deferral of compensation under the Directors Deferral Plan is voluntary by non-employee directors and to participate in the plan a director must file a deferral election as provided in the plan. A director shall become an active participant with respect to a plan year (as defined in the plan) only if he is expected to have compensation during the plan year and he timely files a deferral election. A separate account is established for each participant in the plan and each account shall, in addition to compensation deferred at the election of the participant, be credited with interest on the balance of the account, the rate of such interest to be established by the board of directors in its sole discretion at the beginning of each plan year. For those directors electing to purchase stock through the plan, the obligation will only be settled by delivery of the fixed number of shares they purchased. At December 31, 2023 and 2022, the Bank's liability under the Directors Deferral Plan was $704,000 and $771,000, respectively, and expense for the years ended December 31, 2023 and 2022 was $122,000 and $146,000, respectively. A rabbi trust was established to hold the shares. At December 31, 2023 and 2022, the trust held 21,674 and 32,785 shares, respectively, of Company common stock totaling $467,000 and $689,000, respectively.

Note 18. Fair Value

The Company determines the fair value of its financial instruments based on the requirements established in ASC 820: *Fair Value Measurements,* which provides a framework for measuring fair value under GAAP and requires an entity to maximize the use of observable inputs when measuring fair value. ASC 820 defines fair value as the exit price, the price that would be received for an asset or paid to transfer a liability, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date under current market conditions.

ASC 820 establishes a hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair values hierarchy is as follows:

Level 1 Inputs — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 Inputs — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 Inputs — Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods to determine the fair value of each type of financial instrument:

Securities: Fair values for securities available-for-sale are obtained from an independent pricing service. The prices are not adjusted. The independent pricing service uses industry-standard models to price U.S. Government agency obligations and mortgage backed securities that consider various assumptions, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Securities of obligations of state and political subdivisions are valued using a type of matrix, or grid, pricing in which securities are benchmarked against the treasury rate based on credit rating. Substantially all assumptions used by the independent pricing service are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace (Levels 1 and 2). If the inputs used to provide the evaluation for certain securities are unobservable and/or there is little, if any, market activity, then the security would fall to the lowest level of the hierarchy (Level 3).

Collateral dependent: The Company does not record loans held for investment at fair value on a recurring basis. However, there are instances when a loan is considered collateral dependent and an allowance for credit losses is established. The Company measures expected credit losses based on the fair value of the collateral either through the operation of the collateral or the sale of the collateral to include estimated cost to sell. The Company maintains a valuation allowance to the extent that this measure of the collateral dependent loan is less than the recorded investment in the loan. The Company records the collateral dependent loan as a nonrecurring fair value measurement classified as Level 2. However, if based on management's review, additional discounts to appraisals are required or if observable inputs are not available, the Company records the collateral dependent loan as a nonrecurring fair value measurement classified as Level 3.

Loans held for sale: Fair value of the Company's loans held for sale is based on observable market prices for similar instruments traded in the secondary mortgage loan markets in which the Company conducts business. The Company's portfolio of loans held for sale is classified as Level 2. Gains and losses on the sale of loans are recorded within mortgage banking income, net on the Consolidated Statements of Income.

Derivative asset – interest rate lock commitments ("IRLCs"): The Company recognizes IRLCs at fair value based on the price of the underlying loans obtained from an investor for loans that will be delivered on a best efforts basis while taking into consideration the probability that the rate lock commitments will close. All of the Company's IRLCs are classified as Level 2.

Forward sale commitments: Best efforts sale commitments are entered into for loans intended for sale in the secondary market at the time the borrower commitment is made. The Company has elected the fair value option on their firm commitments under ASC 825. The best efforts commitments are valued using the committed price to the counter-party against the current market price of the IRLC or mortgage loan held for sale. All of the Company's forward sale commitments are classified as Level 2.

Assets and liabilities measured at fair value under Topic 820 on a recurring and non-recurring basis are summarized below for the indicated dates (in thousands):

| | Carrying Value | Fair Value Measurement at December 31, 2023 Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets - Recurring				
U.S. Government Agencies	$ 20,615	$ —	$ 20,615	$ —
Mortgage-backed securities	72,537	—	72,537	—
Municipals	1,656	—	1,656	—
Subordinated debt	10,777	—	10,277	500
Loans held for sale	4,983	—	4,983	—
IRLC	271	—	271	—
Financial Liabilities - Recurring				
Forward sales commitment	506	—	506	—

| | Carrying Value | Fair Value Measurement at December 31, 2022 Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets - Recurring				
U.S. Government Agencies	$ 60,902	$ —	$ 60,902	$ —
Mortgage-backed securities	60,560	—	60,560	—
Municipals	1,550	—	1,550	—
Subordinated debt	10,841	—	8,841	2,000
Loans held for sale	2,268	—	2,268	—
IRLC	142	—	142	—
Financial Liabilities - Recurring				
Forward sales commitment	207	—	207	—

There were no Level 3 fair value measurements for financial instruments measured on a non-recurring basis at fair value at December 31, 2023 and December 31, 2022.

FASB ASC 825, Financial Instruments, requires disclosure about fair value of financial instruments, including those financial assets and financial liabilities that are not required to be measured and reported at fair value on a recurring or nonrecurring basis. ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. In accordance with ASU 2016-01, the Company uses the exit price notion, rather than the entry price notion, in calculating the fair values of financial instruments not measured at fair value on a recurring basis.

The following tables reflect the carrying amounts and estimated fair values of the Company's financial instruments whether or not recognized on the Consolidated Balance Sheet at fair value (in thousands).

		December 31, 2023		December 31, 2022	
	Level in Fair Value Hierarchy	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets					
Cash	Level 1	$ 10,383	$ 10,383	$ 12,062	$ 12,062
Cash equivalents	Level 2	7,331	7,331	4,616	4,616
Investment securities available for sale	Level 2	105,085	105,085	131,853	131,853
Investment securities available for sale	Level 3	500	500	2,000	2,000
Federal Home Loan Bank stock	Level 2	2,644	2,644	1,223	1,223
Loans held for sale	Level 2	4,983	4,983	2,268	2,268
Loans	Level 3	575,008	547,935	538,427	521,150
Bank owned life insurance	Level 2	13,120	13,120	12,798	12,798
Accrued interest receivable	Level 2	3,827	3,827	3,651	3,651
Interest rate lock commitments	Level 2	271	271	142	142
Financial liabilities					
Deposits	Level 2	605,345	605,226	624,743	625,037
FHLB borrowings	Level 2	45,000	44,999	20,000	20,000
Trust preferred securities	Level 2	8,764	8,848	8,764	7,066
Other borrowings	Level 2	5,700	5,700	5,692	5,692
Accrued interest payable	Level 2	210	210	70	70
Forward sales commitment	Level 2	506	506	207	207

Note 19. Segment Reporting

The Company has two reportable segments: traditional commercial banking and mortgage banking. Revenues from commercial banking operations consist primarily of interest earned on loans and securities and fees from deposit services. Mortgage banking operating revenues consist principally of interest earned on mortgage LHFS, gains on sales of loans in the secondary mortgage market, and loan origination fee income.

The Commercial Banking Segment provides the mortgage banking segment with the short-term funds needed to originate mortgage loans through a warehouse line of credit and charges the mortgage banking segment interest based on the Commercial Banking Segment's cost of funds. Additionally, the Mortgage Banking Segment leases premises from the Commercial Banking Segment. These transactions are eliminated in the consolidation process.

The following table presents segment information as of and for the years ended December 31, 2023 and 2022 (in thousands):

	Commercial Banking	Mortgage Banking	Eliminations	Consolidated Totals
Year Ended December 31, 2023				
Revenues				
Interest income	$ 32,900	$ 374	$ —	$ 33,274
Mortgage banking income, net	—	2,212	(522)	1,690
Other revenues	3,433	—	(173)	3,260
Total revenues	36,333	2,586	(695)	38,224
Expenses				
Provision for credit losses	50	—	—	50
Interest expense	7,986	—	—	7,986
Salaries and benefits	10,585	2,804	—	13,389
Loss on sale of investment securities, net	4,986	—	—	4,986
Other expenses	9,251	1,092	(695)	9,648
Total operating expenses	32,858	3,896	(695)	36,059
Income (loss) before income taxes	3,475	(1,310)	—	2,165
Income tax expense (benefit)	522	(275)	—	247
Net income (loss)	$ 2,953	$ (1,035)	$ —	$ 1,918
Total assets	$ 747,711	$ 16,947	$ (28,042)	$ 736,616

	Commercial Banking	Mortgage Banking	Eliminations	Consolidated Totals
Year Ended December 31, 2022				
Revenues				
Interest income	$ 27,250	$ 237	$ —	$ 27,487
Mortgage banking income, net	—	3,542	(94)	3,448
Other revenues	3,335	—	(180)	3,155
Total revenues	30,585	3,779	(274)	34,090
Expenses				
Recovery of provision for loan losses	(300)	—	—	(300)
Interest expense	1,781	—	—	1,781
Salaries and benefits	10,585	3,183	—	13,768
Other expenses	7,625	1,195	(274)	8,546
Total operating expenses	19,691	4,378	(274)	23,795
Income (loss) before income taxes	10,894	(599)	—	10,295
Income tax expense (benefit)	2,116	(126)	—	1,990
Net income (loss)	$ 8,778	$ (473)	$ —	$ 8,305
Total assets	$ 738,110	$ 17,874	$ (32,714)	$ 723,270

Note 20. Parent Corporation Only Financial Statements

Village Bank and Trust Financial Corp.
(Parent Corporation Only)
Condensed Balance Sheet
(in thousands)

	December 31, 2023		December 31, 2022	
Assets				
Cash and due from banks	$	1,666	$	1,868
Investment in subsidiaries		77,151		70,731
Investment in special purpose subsidiary		264		264
Prepaid expenses and other assets		3,008		2,756
	$	82,089	$	75,619
Liabilities and Shareholders' Equity				
Liabilities				
Balance due to nonbank subsidiaries	$	8,764	$	8,764
Other borrowings		5,700		5,692
Accrued interest payable		69		46
Other liabilities		—		6
Total liabilities		14,533		14,508
Shareholders' equity				
Common stock		5,908		5,868
Additional paid-in capital		55,486		55,167
Retained Earnings		11,775		10,957
Stock in directors rabbi trust		(467)		(689)
Directors deferred fees obligation		467		689
Accumulated other comprehensive loss		(5,613)		(10,881)
Total stockholders' equity		67,556		61,111
	$	82,089	$	75,619

Village Bank and Trust Financial Corp.
(Parent Corporation Only)
Condensed Statements of Income and Comprehensive Income
Years Ended December 31, 2023 and 2022
(in thousands)

	2023	2022
Income		
Interest income	$ 4	$ 3
Dividends received from subsidiaries	1,975	1,835
Total Income	1,979	1,838
Interest expense		
Interest on borrowed funds	1,111	694
Total interest expense	1,111	694
Net interest income	868	1,144
Noninterest expense		
Supplies	30	30
Professional and outside services	42	42
Other	47	45
Total noninterest expense	119	117
Net income before undistributed income of subsidiary	749	1,027
Undistributed income of subsidiary	911	7,108
Net income before income tax benefit	1,660	8,135
Income tax benefit	(258)	(170)
Net income	$ 1,918	$ 8,305
Total comprehensive income (loss)	$ 7,186	$ (1,832)

Village Bank and Trust Financial Corp.
(Parent Corporation Only)
Condensed Statements of Cash Flows
Years Ended December 31, 2023 and 2022
(in thousands)

	2023	2022
Cash Flows from Operating Activities		
Net income	$ 1,918	$ 8,305
Adjustments to reconcile net income to net cash used in operating activities		
Amortization of debt issuance costs	8	32
Undistributed income of subsidiary	(911)	(7,108)
Net change in:		
Other assets	(253)	(170)
Interest Payable	23	—
Other liabilities	(6)	1
Net cash used in operating activities	779	1,060
Cash Flows from Investing Activities		
Net cash provided by investing activities	—	—
Cash Flows from Financing Activities		
Proceeds from exercise of stock options	—	18
Cash dividends paid	(981)	(857)
Net cash used in financing activities	(981)	(839)
Net increase in cash	(202)	221
Cash, beginning of year	1,868	1,647
Cash, end of year	$ 1,666	$ 1,868

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. The Company, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as of December 31, 2023, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and regulations and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company's disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company or its subsidiaries to disclose material information otherwise required to be set forth in the Company's periodic reports.

Management's Report on Internal Control over Financial Reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework (2013)*. Based on our assessment, we believe that, as of December 31, 2023, the Company's internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting. There has been no change in the Company's internal control over financial reporting during the fourth quarter of the fiscal year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

This annual report does not include an attestation report of the Company's registered public accounting firm, Yount, Hyde & Barbour, P.C., (U.S. PCAOB Auditor Firm I.D.: 613), regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this annual report.

ITEM 9B. OTHER INFORMATION

(a) None.

(b) During the quarter ended December 31, 2023, no director or Section 16 officer of the Company adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required to be disclosed in this Item 10 is contained in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders under the captions "Proposal 1 – Election of Directors," "Security Ownership" and "Corporate Governance and the Board of Directors," and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required to be disclosed in this Item 11 is contained in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders under the captions "Corporate Governance and the Board of Directors" and "Executive Compensation." and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required to be disclosed in this Item 12 is contained in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders under the captions "Executive Compensation" and "Security Ownership," and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required to be disclosed in this Item 13 is contained in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders under the captions "Corporate Governance and the Board of Directors" and "Executive Compensation," and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required to be disclosed in this Item 14 is contained in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders under the caption "Audit Information," and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The following consolidated financial statements and reports are included in Part II, Item 8, of this report on Form 10-K.

Report of Independent Registered Public Accounting Firm (Yount, Hyde & Barbour, P.C.)	50
Consolidated Balance Sheets – December 31, 2023 and 2022	53
Consolidated Statements of Income – Years Ended December 31, 2023 and 2022	54
Consolidated Statements of Comprehensive Income – Years Ended December 31, 2023 and 2022	55
Consolidated Statements of Shareholders' Equity – Years Ended December 31, 2023 and 2022	56
Consolidated Statements of Cash Flows – Years Ended December 31, 2023 and 2022	57
Notes to Consolidated Financial Statements	58

(a)(2) Financial Statement Schedules

All schedules are omitted since they are not required, are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits are filed as part of this Form 10-K and this list includes the Exhibit Index.

Exhibit Number	Description
3.1	Articles of Incorporation of Village Bank and Trust Financial Corp., as amended (incorporated herein by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q for the period ended September 30, 2014, filed with the Securities and Exchange Commission on October 31, 2014).
3.2	Bylaws of Village Bank and Trust Financial Corp., as amended (incorporated herein by reference to Exhibit 3.2 of the Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 23, 2023).
4.1	Specimen of Certificate for Village Bank and Trust Financial Corp. common stock (incorporated by reference to Exhibit 4.1 of the Form S-1 Registration Statement filed with the Securities and Exchange Commission on November 12, 2014 (SEC File No. 333-200147)).
4.2	Form of Subordinated Note (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2018).
4.3	Description of Village Bank and Trust Financial Corp.'s Securities.
10.1	Employment Agreement, dated July 28, 2020, by and between Village Bank and Trust Financial Corp. and James E. Hendricks, Jr. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2020).*
10.2	Supplemental Executive Retirement Plan, dated December 30, 2020, by and between Village Bank and Trust Financial Corp. and James E. Hendricks, Jr. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2021). *
10.3	Employment Agreement, dated September 4, 2020, by and between Village Bank and Max C. Morehead, Jr. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 10, 2020).*
10.4	Amendment No.1 to Employment Agreement, dated November 2, 2023, by and between Village Bank and Trust Financial Corp. and Donald M. Kaloski, Jr. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2023)*.

Exhibit Number	Description
10.5	Employment Agreement, dated February 22, 2022, by and between Village Bank and Trust Financial Corp. and Donald M. Kaloski, Jr. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 2022).*
10.6	Amendment No.1 to Employment Agreement, dated November 2, 2023, by and between Village Bank and Max C. Morehead, Jr. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2023).*
10.7	Amended and Restated Change of Control Agreement, dated August 24, 2022, by and between Village Bank and Christy F. Quesenbery (incorporated by reference to Exhibit 10.5 of the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2023).*
10.8	Amended and Restated Change of Control Agreement, dated February 22, 2022, by and between Village Bank and James C. Winn (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 2022).*
10.9	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.5 of the Annual Report on Form 10-KSB for the year ended December 31, 2004).*
10.10	Form of Non-Employee Director Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.6 of the Annual Report on Form 10-KSB for the year ended December 31, 2004).*
10.11	Village Bank and Trust Financial Corp. 2015 Stock Incentive Plan, as amended (incorporated by reference to Appendix A of the Proxy Statement for the Annual Meeting of Shareholders held on May 19, 2020, filed with the Securities and Exchange Commission on April 6, 2020).*
10.12	Form of Performance-Based Restricted Stock Unit Award Agreement under the Village Bank and Trust Financial Corp. 2015 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2015).*
10.13	Form of Time-Based Restricted Stock Award Agreement under the Village Bank and Trust Financial Corp. 2015 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2015).*
10.14	Village Bank and Trust Financial Corp. Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 22, 2019).*

Exhibit Number	Description
10.15	Outside Directors Deferral Plan, as amended and restated effective January 1, 2023 (incorporated by reference to Exhibit 10.13 of the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2023).*
10.16	Supplemental Executive Retirement Plan, as amended and restated effective November 27, 2018 (incorporated by reference to Exhibit 10.16 of the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 25, 2022).*
10.17	Form of Subordinated Note Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2018).
21	Subsidiaries of Village Bank and Trust Financial Corp.
23.1	Consent of Yount, Hyde & Barbour, P.C. Accounting Firm.
31.1	Section 302 Certification by Chief Executive Officer.
31.2	Section 302 Certification by Chief Financial Officer.
32	Section 906 Certification.
97	Village Bank and Trust Financial Corp. Clawback Policy
101	The following materials from the Village Bank and Trust Financial Corp. Annual Report on Form 10-K for the year ended December 31, 2023 formatted in Inline eXtensible Business Reporting (iXBRL) (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Shareholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Condensed Consolidated Financial Statements.
104	Cover page from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, formatted in Inline eXtensible Business Reporting Language (included with Exhibit 101).

* Management contracts and compensatory plans and arrangements.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VILLAGE BANK AND TRUST FINANCIAL CORP.

Date: March 22, 2024

By: /s/ James E. Hendricks, Jr.
James E. Hendricks, Jr.
President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James E. Hendricks, Jr. James E. Hendricks, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	March 22, 2024
/s/ Donald M. Kaloski, Jr. Donald M. Kaloski, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 22, 2024
/s/ R.T. Avery, III R.T. Avery, III	Director	March 22, 2024
/s/ Craig D. Bell Craig D. Bell	Director and Chairman of the Board	March 22, 2024
/s/ Ron Carey Ron Carey	Director	March 22, 2024
/s/ Devon Henry Devon Henry	Director	March 22, 2024
/s/ Frank E. Jenkins, Jr. Frank E. Jenkins, Jr.	Director	March 22, 2024
/s/ Mary Margaret Kastelberg Mary Margaret Kastelberg	Director	March 22, 2024
/s/ Michael A. Katzen Michael A. Katzen	Director	March 22, 2024
/s/ Michael L. Toalson Michael L. Toalson	Director	March 22, 2024
/s/ Selena Sanderson Selena Sanderson	Director	March 22, 2024

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